DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

[redacted]

06016323

August 23, 2006

SEC MAIL PROCESSING
RECEIVED
AUG 24 2006
213
WASH, D.C. SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

SUPPL

Dear Sirs/Mesdames:

On behalf of our client, Highpine Oil & Gas Limited (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

dlw 8/25

SCHEDULE A

1. Annual Information Form for the year ended December 31, 2005
2. 2005 Annual Report
3. Annual Certification of the CEO for the year ended December 31, 2005
4. Annual Certification of the CFO for the year ended December 31, 2005
5. Interim Certification of the CEO for the quarter ended March 31, 2006
6. Interim Certification of the CFO for the quarter ended March 31, 2006
7. Interim Certification of the CEO for the quarter ended June 30, 2006
8. Interim Certification of the CFO for the quarter ended June 30, 2006
9. Interim Report for the quarter ended March 31, 2006
10. Interim financial statements for the quarter ended June 30, 2006
11. Management's Discussion and Analysis for the quarter ended June 30, 2006
12. Material change report, dated June 6, 2006
13. Material change report, dated August 2, 2006
14. Notice of Meeting, Management Information Circular and Form of Proxy for the Annual General Meeting of Shareholders to be held on May 10, 2006
15. Code of Conduct
16. Business Acquisition Report, dated August 4, 2006
17. Acquisition Agreement, dated June 1, 2006
18. News release, dated March 31, 2006
19. News release, dated May 9, 2006
20. News release, dated June 1, 2006
21. News release, dated June 8, 2006
22. News release, dated July 13, 2006
23. News release, dated August 1, 2006
24. News release, dated August 9, 2006
25. ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for December 31, 2005
26. Report of Voting Results

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, A. Gordon Stollery, Chairman and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2006

(Signed) A. Gordon Stollery

A. Gordon Stollery
Chairman and Chief Executive Officer
Highpine Oil & Gas Limited

File No. 82-34869

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2006

(Signed) Harry D. Cupric

Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, A. Gordon Stollery, Chairman and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006

(Signed) A. Gordon Stollery
A. Gordon Stollery
Chairman and Chief Executive Officer
Highpine Oil & Gas Limited

File No 82-34869

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006

(Signed) Harry D. Cupric

Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

File No. 82-34869

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, A. Gordon Stollery, Chairman and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

(Signed) A. Gordon Stollery

A. Gordon Stollery
Chairman and Chief Executive Officer
Highpine Oil & Gas Limited

File No. 82-34869

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

(Signed) Harry D. Cupric
Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

File No. 82-34867


HIGHPINE
OIL & GAS LIMITED

2006 Q1

First Quarter Interim Report

Three Months Ended March 31, 2006

FIRST QUARTER HIGHLIGHTS

- Total revenue increased 357% to $64.4 million from $14.1 million in the first quarter of 2005.
- Cash flow from operations increased 354% to $31.5 million from $6.9 million in the same period of 2005. Cash flow per diluted share increased 103% to $0.65 from $0.32 in 2005.
- Average daily production increased 239% to 11,397 boe/d from 3,365 boe/d in the same period of 2005. Current production is approximately 14,000 boe/d.
- Continued low operating costs reflecting higher volumes through Company owned facilities.
- General and administrative costs were $1.94/boe in the first quarter compared to $2.79/boe in the same period of 2005.
- Achieved high operating netbacks of $33.55/boe, before hedging activities, which continues to demonstrate the Company's success in targeting high quality oil and gas reserves in Western Canada.
- Significant progress made in obtaining drilling permits at West Pembina. Recent Pembina drilling resulted in 2 (0.75 net) cased potential Nisku producers awaiting completion and testing. Highpine has 4 (3.0 net) Nisku wells licenced for drilling after breakup and continues to work on many additional permits.
- Drilled 28 gross (14.7 net) wells in the first quarter resulting in an 80% success rate in drilled wells. Results include the Pembina Nisku wells discussed above, a potential Nisku producer at Crystal and several successful gas wells in the West Central Alberta Gas Fairway at Joffre, Ante Creek, Goodwin and Ferrier. The Chickadee prospect was a dry hole.

- Completed the merger with White Fire Energy Ltd. adding complementary assets in the prolific Pembina Nisku play and West Central Alberta Gas Fairway.
- Closed a bought deal equity financing raising gross proceeds of $100.6 million.

SECOND QUARTER EVENTS

- On May 1, 2006, Highpine closed the purchase of selective producing assets in the West Pembina Nisku Fairway for a purchase price of approximately $12.3 million.
- Executed costless collar hedging for 3,500 bbls/d for calendar year 2007. Specifically 1,750 bbls/d is hedged at US$55.00 to US$86.15/bbl and 1,750 bbls/d is hedged at US$60.00 to US$80.70/bbl.

HIGHLIGHTS

Three Months Ended March 31, ($000s, except per share and $/boe amounts)	2006	2005	% Change
Financial			
Total revenue [(1)]	**64,416**	14,092	357
Cash flow from operations	**31,546**	6,940	354
Per share – diluted	**0.65**	0.32	103
Net earnings	**1,291**	768	68
Per share – diluted	**0.03**	0.04	(25)
Net debt [(2)]	**46,249**	78,112	(41)
Total assets	**910,157**	198,599	358
Corporate acquisitions [(3)]	**89,651**	–	100
Capital expenditures [(4)]	**46,769**	34,757	35
Total shares outstanding *(#)*	**52,772**	20,708	155
Weighted average shares outstanding *(#)*			
Basic	**47,796**	20,708	131
Diluted	**48,217**	21,615	123
Operating			
Average daily production			
Crude oil and NGLs *(bbls/d)*	**7,950**	1,816	338
Natural gas *(mcf/d)*	**20,681**	9,293	123
Total *(boe/d)*	**11,397**	3,365	239
Average selling prices [(5)]			
Crude oil and NGLs *($/bbl)*	**64.80**	54.04	20
Natural gas *($/mcf)*	**8.29**	7.34	13
Total *($/boe)*	**60.26**	49.45	22
Wells drilled – gross (net) *(#)*			
Oil	**3 (1.8)**	2 (0.7)	–
Gas	**19 (10.0)**	4 (1.6)	–
Abandoned/other	**6 (2.9)**	3 (1.8)	–
Total	**28 (14.7)**	9 (4.1)	–
Drilling success rate *(%)*	**80**	75	–
Operating netback *($/boe)*			
Oil and gas sales	**60.26**	49.45	22
Royalties	**(19.49)**	(12.60)	55
Operating costs	**(6.72)**	(4.61)	46
Transportation costs	**(0.50)**	(0.73)	(32)
Realized hedging gain (loss)	**0.46**	(2.91)	–
Operating netback	**34.01**	28.60	19

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Net debt includes working capital excluding unrealized financial instruments.
(3) Corporate acquisitions only include the amounts allocated to property, plant and equipment.
(4) Capital expenditures are presented net of proceeds of disposals.
(5) The average selling prices reported are before hedging activities.

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to report on our activities for the first quarter of 2006.

For the period ended March 31, 2006, our crude oil and natural gas production expressed in barrel of oil equivalent per day ("boe/d") rose to 11,397 boe/d, an increase of 239% over the comparable 2005 period. Our cash flow from operations rose to $31.5 million, up 354% from the first quarter in 2005.

We also made excellent progress on a number of other fronts, including:

- Commissioning of the Dominion operated Violet Grove oil battery occurred in which we have a 16% ownership interest. The facility processes oil and gas from the prolific Nisku "II" pool.
- Commenced water injection into the Pembina "GG" pool. Water injection into the Nisku "II/W" pools is expected to commence in the second quarter of 2006.
- Consolidated and integrated the management and assets of White Fire Energy Ltd. without losing any momentum, particularly on our Pembina operations and Nisku well licencing fronts.
- Completed a large 165 square mile 3-D seismic program at Pembina, covering undeveloped lands acquired in the fourth quarter of 2005.
- Increased our corporate undeveloped land position to 250,000 net acres, including 97,000 net acres at West Pembina and 102,000 net acres in our West Central Alberta Gas Fairway.
- Obtained Good Production Practice (GPP) for our operated 3-34-48-8 W5M well in the AEUB designated "SS" pool.

In the first quarter of 2006, we strengthened our balance sheet by completing a common share offering at $23.40 per share that raised gross proceeds of $100.6 million.

We entered the second quarter of 2006 producing approximately 14,000 boe/d, however, our production will continue to fluctuate as a result of operating conditions and/or minimum operating reservoir pressures. We expect to add new volumes throughout the remainder of 2006. During the coming months, we expect to drill several wells at West Pembina and receive additional drilling permits. Our facilities at Pembina and the West Central Alberta Gas Fairway are performing well and we anticipate achieving our 2006 target of drilling in excess of 70 gross (50 net) wells including 15 to 20 gross (11 to 14 net) wells at West Pembina.

We are, however, reducing our 2006 estimated production guidance to average between 14,000 and 16,000 boe/d. Our target exit rate of in excess of 17,000 boe/d remains unchanged. The reduction in average production is due to facility related production curtailment in the first quarter of 2006 and projected production decreases in select Nisku pools while water injection is being implemented.

Our first quarter of 2006 was an extremely busy one wherein we positioned ourselves, operationally and financially, with a highly qualified management team and a full complement of professional staff to execute our business plan, including evaluating new opportunities if strategic to our exploration and development programs or our operations. With a focused strategy, strong commodity prices and an active drilling program, we are excited about the results we have posted to date and look forward to reporting our progress as the year proceeds.

Yours very truly,

A. Gordon Stollery
Chairman & Chief Executive Officer
May 9, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated and based on information at May 9, 2006. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Production Volumes
(boe/d 6:1)



3,365
4,549
8,608
8,549
11,397
Q1
Q2
Q3
Q4
Q1
05
06

Crude Oil & NGLs Production
(bbls/d)



1,816
2,617
5,562
5,881
7,950
Q1
Q2
Q3
Q4
Q1
05
06

Natural Gas Production
(mcf/d)



9,293
11,593
18,277
16,006
20,681
Q1
Q2
Q3
Q4
Q1
05
06

This MD&A uses the terms "cash flow from operations" and "cash flow," which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent ("boe") basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's annual information form, are available on SEDAR at www.sedar.com.

Financial Results

Acquisition

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares ("Common Shares") of the Company with an ascribed value of $95.5 million (the "White Fire Acquisition"). Transaction costs of $0.5 million were also incurred by Highpine. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for

using the purchase method with $89.7 million allocated to property, plant and equipment and $36.0 million to goodwill. The property, plant and equipment allocation includes $25.8 million for unproved lands. A working capital deficiency of $13.8 million and bank debt of $4.5 million were assumed by Highpine. Asset retirement obligations of $1.1 million and future tax liabilities of $10.3 million were also recorded.

Oil and Gas Revenue

Three Months Ended March 31, *($000s)*	**2006**	2005	% Change
Crude oil and NGLs revenue	**46,368**	8,833	425
Natural gas revenue	**15,438**	6,140	151
	61,806	14,973	313
Realized hedging gain (loss)	**468**	(881)	–
Unrealized hedging gain	**2,142**	–	–
Total oil and gas revenue	**64,416**	14,092	357

Total oil and gas revenue for the first quarter ended March 31, 2006 totaled $64.4 million compared to $14.1 million recorded a year ago. The 357% improvement in revenue was attributable to increased production combined with increased prices and hedging gains.

Production

Three Months Ended March 31,	**2006**	2005	% Change
Daily Production			
Crude oil and NGLs *(bbls/d)*	**7,950**	1,816	338
Natural gas *(mcf/d)*	**20,681**	9,293	123
Boe/d	**11,397**	3,365	239
Crude oil and NGLs	**70%**	54%	–
Natural gas	**30%**	46%	–
	100%	100%	–

Three Months Ended March 31, *(boe/d)*	**2006**	2005	% Change
Daily Production by Area			
Pembina	**8,486**	1,451	485
West Central Alberta Gas Fairway	**1,933**	1,089	78
Bantry / Retlaw	**495**	518	(4)
Other	**483**	307	57
Total	**11,397**	3,365	239

First quarter production in 2006 rose 239% to 11,397 boe/d compared to the same period in 2005 with significant increases realized at Pembina as a result of bringing on previously shut-in production through Highpine's 80% owned Violet Grove oil battery, including its 100% owned 9-35-48-8 W5M discovery. Production also increased in the West Central Alberta Gas Fairway due primarily to volumes added from the Vaquero acquisition in May 2005.

Pricing

Three Months Ended March 31,	2006	2005	% Change
Selling Prices Before Hedges			
Crude oil and NGLs *($/bbl)*	**64.80**	54.04	20
Natural gas *($/mcf)*	**8.29**	7.34	13
Total combined *($/boe)*	**60.26**	49.45	22

Realized crude oil and NGL prices increased 20% to $64.80/bbl in the first three months of 2006 versus the first three months of 2005 due to WTI increases that were partially offset by increases in the $US/$CDN exchange rate.

Realized natural gas prices increased 13% to $8.29/mcf in the first quarter of 2006 compared to the first quarter of 2005 primarily as a result of increases in the average AECO prices.

Commodity Price Risk Management

Three Months Ended March 31,	2006	2005	% Change
Average volumes hedged *(boe/d)*	**3,833**	700	448
% of production hedged	**34%**	21%	62
Realized hedging gain (loss) *($000s)*	**468**	(881)	–
Realized hedging gain (loss) *($/boe)*	**0.46**	(2.91)	–

The Company realized a natural gas hedging gain of $0.5 million for the three months ended March 31, 2006 versus $nil at March 31, 2005 when the Company incurred an oil hedging loss of $0.9 million.

The following contracts are outstanding for 2006:

Term	Contract	Volume	Fixed Price
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80/bbl
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25/bbl
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70/GJ

If the contracts were terminated on March 31, 2006, the Company would have received $0.8 million.

On April 11, 2006, the Company entered into the following 2007 contracts:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl

Royalty Expense

Three Months Ended March 31,	2006	2005	% Change
Total royalties, net of ARTC *($000s)*	**19,994**	3,816	424
As a % of oil and gas sales (before hedging)	**32%**	25%	28
$/boe	**19.49**	12.60	55

Royalties as a percentage of oil and gas sales before hedging averaged 32% for the first quarter of 2006 compared to 25% for the first quarter of 2005. Royalty rates as a percentage of oil and gas sales have been higher in 2006 due to gross overriding royalties on certain Pembina wells along with higher Crown royalty rates on wells in the Pembina area.

Operating Costs

Three Months Ended March 31,	**2006**	2005	% Change
Operating costs *($000s)*	**6,895**	1,396	394
$/boe	**6.72**	4.61	46

Operating costs on a per boe basis increased 46% in the 2006 three-month period due to higher volumes from Pembina, which has sour oil production that requires more processing as a result of the sour nature of the oil.

Transportation Costs

Three Months Ended March 31,	**2006**	2005	% Change
Transportation costs *($000s)*	**518**	220	135
$/boe	**0.50**	0.73	(32)

Transportation costs for the first quarter of 2006 dropped 32% on a per boe basis from the first quarter of 2005 due to higher production volumes and lower sulphur trucking costs in 2006.

Operating Netbacks

Three Months Ended March 31, *($/boe)*	**2006**	2005	% Change
Sales price before hedging	**60.26**	49.45	22
Royalties	**(19.49)**	(12.60)	55
Operating costs	**(6.72)**	(4.61)	46
Transportation costs	**(0.50)**	(0.73)	(32)
Netback before hedges	**33.55**	31.51	6
Realized hedging gain (loss)	**0.46**	(2.91)	–
Operating netbacks	**34.01**	28.60	19

Operating netbacks before realized hedging gains or losses increased 6% to $33.55/boe for the first three months of 2006 compared to $31.51/boe for the first three months of 2005 as a result of higher commodity prices that were partially offset by higher royalties and operating costs.

General and Administrative Expenses

Three Months Ended March 31,	**2006**	2005	% Change
Gross expenses *($000s)*	**2,591**	990	162
Capitalized *($000s)*	**(596)**	(144)	314
Net expenses *($000s)*	**1,995**	846	136
$/boe	**1.94**	2.79	(30)
% capitalized	**23%**	15%	53

Net expenses rose 136% from the first quarter of 2005 to the first quarter of 2006 as a result of staff increases necessary to manage the growth of the Company. General and administrative expenses dropped 30% on a per boe basis from $2.79/boe in the first quarter of 2005 to $1.94/boe in the first quarter of 2006 due to increased production volumes.

Stock-Based Compensation

Stock-based compensation expense of $1.5 million was recorded in the first three months of 2006 compared to $0.3 million in the first three months of 2005. The increase was primarily the result of stock options that were granted to former Vaquero and White Fire employees that have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the first quarter of 2006 were $1.1 million, a 39% increase over the $0.8 million recorded in the first quarter a year ago. Although March 31, 2006 bank debt was lower than March 31, 2005 bank debt, average year-over-year debt levels were higher resulting in increased interest and finance costs. The Company used the proceeds of its February 22, 2006 equity financing to reduce bank debt.

Depletion, Depreciation and Accretion

Three Months Ended March 31,	**2006**	2005	% Change
Depletion, depreciation and accretion *($000s)*	**29,160**	5,433	437
$/boe	**28.43**	17.94	58

Depletion, depreciation and accretion totaled $29.2 million or $28.43/boe for the first quarter of 2006 compared to $5.4 million or $17.94/boe a year ago, a 58% increase on a per boe basis. The increase is attributable to significant facility expenditures incurred in 2006 combined with the acquisition costs of Vaquero and White Fire.

Income Taxes

Cash taxes of $0.2 million for 2006 (2005 – $0.1 million) relate to the Federal Large Corporation Tax. Large Corporation Tax was higher in the first quarter of 2006 due to a higher capital tax base resulting from the Company's equity financings and corporate acquisitions. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

Three Months Ended March 31,	**2006**	2005	% Change
Cash flow from operations *($000s)*	**31,546**	6,940	354
Per diluted share *($)*	**0.65**	0.32	103
Net earnings *($000s)*	**1,291**	768	68
Per diluted share *($)*	**0.03**	0.04	(25)

Cash flow from operations increased 354% to $31.5 million for the three months ended March 31, 2006 compared to $6.9 million in the prior year as a result of stronger commodity prices and significantly higher production volumes. Net earnings rose 68% to $1.3 million in the first quarter of 2006 from $0.8 million a year ago. Year-over-year earnings per diluted share decreased 25% as a result of higher depletion, depreciation and accretion expense.

Liquidity and Capital Resources

At March 31, 2006, the Company had a revolving term credit facility of $130 million and a demand operating credit facility of $20 million. At March 31, 2006, Highpine had drawn $34.3 million against the facilities representing 23% of available credit facilities, providing excess credit capacity of $115.7 million. At March 31, 2006, Highpine had a working capital deficiency of $11.9 million and net debt of $46.2 million. The ratio of March 31, 2006 net debt to annualized first quarter 2006 cash flow was 0.37 times. Net debt decreased significantly from December 31, 2005 to March 31, 2006 as a result of applying $96.3 million of net proceeds from the February 22, 2006 issuance of 4.3 million Common Shares at a price of $23.40 per share against outstanding bank debt.

As at	**March 31, 2006**	December 31, 2005	% Change
($000s)			
Capitalization			
Bank debt	**34,356**	104,707	(67)
Working capital deficiency	**11,893**	4,892	143
Net debt	**46,249**	109,599	(58)
Shares outstanding	**52,772**	44,250	19
Market price at end of period *($)*	**23.25**	20.70	12
Market capitalization	**1,226,949**	915,975	34
Total capitalization	**1,273,198**	1,025,574	24
Net debt as a % of total capitalization	**4%**	11%	(64)
Annualized cash flow	**126,184**	74,550	69
Net debt to cash flow	**0.37**	1.47	(75)

Highpine's remaining 2006 capital budget will be funded from available bank debt and cash flow from operations.

At May 9, 2006, Highpine's bank debt was approximately $55 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, were $46.8 million for the quarter ended March 31, 2006 compared to $34.8 million in 2005. Highpine drilled 28 gross wells (14.7 net) during the quarter at a cost of $25.4 million. An additional $8.5 million was incurred equipping and tieing-in wells. Highpine acquired lands at Pembina and in the West Central Alberta Gas Fairway at Crown land sales at a cost of $9.0 million. Highpine also incurred $3.0 million of seismic expenditures primarily in the Pembina region.

Three Months Ended March 31, ($000s)	2006	2005	% Change
Land	**8,952**	14,301	(37)
Seismic	**2,974**	1,785	67
Drilling and completions	**25,426**	9,132	178
Facilities and equipment	**8,478**	9,344	(9)
Property acquisitions and disposition (net)	**210**	–	100
Capitalized general and administrative	**596**	144	314
Office and other	**133**	51	161
Total	**46,769**	34,757	35

Shareholders' Equity

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire. The Common Shares had an ascribed value of $95.5 million.

On February 22, 2006, the Company issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at May 9, 2006, the Company had 52.8 million Common Shares outstanding and had granted options to employees to acquire a further 4.7 million Common Shares.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases, while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the

significant accounting policies used by Highpine can be found in Note 2 to the December 31, 2005 consolidated financial statements. A summary of Highpine's critical accounting estimates can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2005.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses;
- Finding and producing reserves economically;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States, industry conditions including changes in laws and regulations including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, the results of exploration and development drilling and related activities, imprecision in reserve estimates, the production and growth potential of the Company's various assets, fluctuations in foreign exchange or interest rates, stock market volatility, risks associated with hedging activities, and obtaining required approvals from regulatory authorities. These risks should not be construed as exhaustive. Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to

be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

Summary of Quarterly Results

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
($000s, except per share amounts)								
Financial								
Total revenue[1]	**64,416**	54,229	51,495	21,817	14,092	11,941	11,676	11,133
Net earnings (loss)	**1,291**	4,855	6,683	(32)	768	1,046	507	1,371
Per share – basic	**0.03**	0.11	0.15	(0.00)	0.04	0.05	0.03	0.09
Per share – diluted	**0.03**	0.11	0.15	(0.00)	0.04	0.05	0.03	0.09
Cash flow from operations	**31,546**	27,957	29,796	9,856	6,940	6,254	5,229	5,493
Per share – basic	**0.66**	0.63	0.67	0.31	0.34	0.31	0.31	0.36
Per share – diluted	**0.65**	0.62	0.65	0.31	0.32	0.31	0.31	0.36
Corporate acquisitions	**89,651**	–	–	257,314	–	–	–	–
Capital expenditures[2]	**46,769**	50,861	48,149	19,839	34,757	23,619	12,305	16,711
Total assets	**910,157**	753,690	715,360	677,834	198,599	163,388	138,941	129,187
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**7,950**	5,881	5,562	2,617	1,816	1,897	1,812	1,628
Gas *(mcf/d)*	**20,681**	16,006	18,277	11,593	9,293	6,784	7,091	6,759
Total *(boe/d)*	**11,397**	8,549	8,608	4,549	3,365	3,027	2,994	2,754

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Highpine's revenue has increased through the previous eight quarters primarily as a result of production from the properties acquired on the acquisitions of Vaquero in May 2005 and White Fire in February 2006 as well as the Company's drilling programs.

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2006	December 31, 2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**51,655**	40,716
Prepaid expenses and deposits	**1,526**	1,795
Financial instruments *(note 7)*	**2,905**	763
	56,086	43,274
Property, plant and equipment *(note 3)*	**601,040**	493,330
Long-term investment, at cost	**1,150**	1,000
Deferred charges	**–**	251
Goodwill *(note 2)*	**251,881**	215,835
	910,157	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**65,074**	47,403
Bank indebtedness *(note 5)*	**34,356**	104,707
	99,430	152,110
Future income taxes	**94,712**	84,167
Asset retirement obligations *(note 4)*	**7,493**	5,898
Deferred lease inducements	**471**	492
Shareholders' equity		
Share capital *(note 6)*	**673,885**	479,496
Contributed surplus *(note 6)*	**4,975**	3,627
Retained earnings	**29,191**	27,900
	708,051	511,023
	910,157	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the Three Months Ended March 31, ($000s, except per share amounts) (unaudited)	2006	2005
Revenues		
Oil and gas revenues	**61,806**	14,973
Royalties, net of Alberta Royalty Tax Credits	**(19,994)**	(3,816)
Financial instruments		
Realized gains (losses)	**468**	(881)
Unrealized gains	**2,142**	–
	44,422	10,276
Interest and other income	**18**	–
	44,440	10,276
Expenses		
Operating costs	**6,895**	1,396
Transportation costs	**518**	220
General and administrative	**1,995**	846
Depletion, depreciation and accretion	**29,160**	5,433
Interest and finance costs	**1,143**	824
Stock-based compensation *(note 6)*	**1,520**	278
	41,231	8,997
Earnings before taxes	**3,209**	1,279
Taxes		
Current	**180**	50
Future	**1,738**	461
	1,918	511
Net earnings	**1,291**	768
Retained earnings, beginning of period	**27,900**	23,992
Stock dividend and adjustment	**–**	(8,366)
Retained earnings, end of period	**29,191**	16,394
Net earnings per share *(note 6)*		
Basic	**0.03**	0.04
Diluted	**0.03**	0.04

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31,	2006	2005
($000s) (unaudited)		
Cash provided by (used in):		
Operating Activities		
Net earnings	**1,291**	768
Items not involving cash:		
Depletion, depreciation and accretion	**29,160**	5,433
Future income taxes	**1,738**	461
Stock-based compensation	**1,520**	278
Unrealized gains on financial instruments	**(2,142)**	–
Amortization of deferred lease inducements	**(21)**	–
Funds from operations	**31,546**	6,940
Change in non-cash operating working capital	**(16,121)**	(5,857)
	15,425	1,083
Financing Activities		
Common shares issued for cash, net of share issue costs	**96,281**	1
Proceeds on exercise of stock options	**998**	–
(Decrease) increase in bank indebtedness	**(74,821)**	29,145
Deferred charges	**–**	(658)
	22,458	28,488
Investing Activities		
Property, plant and equipment additions	**(46,769)**	(34,757)
Purchase of investments	**(150)**	–
Net cash paid on business combination *(note 2)*	**(527)**	–
Deferred charges	**251**	–
Change in non-cash investing working capital	**9,312**	5,186
	(37,883)	(29,571)
Change in cash and cash equivalents	**–**	–
Cash and cash equivalents, beginning of period	**–**	–
Cash and cash equivalents, end of period	**–**	–
Cash interest paid	**748**	407
Cash taxes paid	**280**	216

See accompanying notes to the consolidated financial statements.

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

2. Acquisition of White Fire Energy Ltd.

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares with an ascribed value of $95.5 million. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $25,800)	89,651
Goodwill	36,046
Working capital (deficiency)	(13,810)
Bank debt	(4,470)
Asset retirement obligations	(1,145)
Future income taxes	(10,265)
	96,007
Consideration	
Acquisition costs	527
Class A common shares issued	95,480
	96,007

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

3. Property, Plant and Equipment

At March 31, 2006, approximately $141.1 million (December 31, 2005 – $112.4 million) of unproved property costs were excluded from the depletion calculation. Future development costs of $15.7 million (December 31, 2004 – $13.3 million) were included in the depletion calculation. During the three months ended March 31, 2006, general and administrative expenses of $0.6 million (March 31, 2005 – $0.1 million) were capitalized.

4. Asset Retirement Obligations

At March 31, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $12.4 million. Expenditures to settle asset retirement obligations will be incurred between 2006 and 2026. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0% per annum and have been inflated using an inflation rate of 2.0% per annum.

Changes to asset retirement obligations were as follows:

($000s)	**Three Months Ended March 31, 2006**	Year Ended December 31, 2005
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**1,145**	1,903
Liabilities incurred	**332**	1,694
Liabilities disposed of	**–**	–
Accretion expense	**118**	327
Asset retirement obligations, end of period	**7,493**	5,898

5. Bank Indebtedness

At March 31, 2006, the Company had available a $130 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility revolves until May 31, 2006 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lender's prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and compensation expense. The demand operating facility bears interest at the lender's prime rate. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share Capital

Three Months Ended March 31, 2006	Shares	Amount
(000s)	*(#)*	*($)*
Class A common shares		
Balance, beginning of period	44,250	479,496
Issued to acquire White Fire Energy Ltd.	**4,089**	**95,480**
Issued for cash	**4,300**	**100,620**
Stock options exercised	**133**	**998**
Contributed surplus transferred on exercise of stock options	**–**	**172**
Share issue costs less tax effect of $1,458	**–**	**(2,881)**
Balance, end of period	**52,772**	**673,885**

Per Share Amounts

Three Months Ended March 31,	**2006**	2005
(#000s)		
Weighted average number of common shares outstanding		
Basic	**47,796**	20,708
Dilutive effect of stock options	**421**	907
Diluted	**48,217**	21,615

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Three Months Ended March 31, 2006		Year Ended December 31, 2005	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(#000s)	*($)*	*(#000s)*	*($)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**1,116**	**21.69**	2,308	18.96
Exercised	**(133)**	**(7.82)**	(47)	(3.89)
Cancelled	**–**	**–**	(224)	(17.00)
Stock dividend adjustment	–	–	73	–
Balance, end of period	**4,635**	**15.51**	3,652	13.06
Exercisable, end of period	**635**	**4.60**	556	4.33

6. **Share Capital** (Continued)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2006 grants:

Expected volatility	29%
Risk-free rate of return	5.25%
Expected option life	4 years
Weighted average fair market value per option	$7.70

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
($000s)		
Balance, beginning of period	**3,627**	511
Compensation expense, net of recovery	**1,520**	3,151
Transferred to share capital on exercise of stock options	**(172)**	(35)
Balance, end of period	**4,975**	3,627

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges, however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements have been entered into:

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at March 31, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	(1,702)
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	(366)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	–
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	–

7. Commodity Price Risk Management (Continued)

Financial AECO Natural Gas Contract

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at March 31, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	2,905

The financial AECO natural gas contract has not been designated as an effective accounting hedge. Accordingly, the financial AECO natural gas contract has been accounted for as an asset in the consolidated balance sheet based on its fair value.

8. Comparative Balances

Certain of the comparative balances have been reclassified to conform to the current period's presentation.

CORPORATE INFORMATION

Board of Directors

John Brussa [2]
Partner
Burnet, Duckworth & Palmer LLP

Richard Carl [1][2][3]
Independent Businessman

Andrew Krusen [1][3]
President
Dominion Financial Group Inc.

A. Gordon Stollery
Chairman & Chief Executive Officer
Highpine Oil & Gas Limited

Hank Swartout [1][2]
Chairman & Chief Executive Officer
Precision Drilling Corporation

Ken Woolner [3]
Chairman
Oban Energy Ltd.

(1) Member of the Audit Committee
(2) Member of the Compensation, Nominating and Corporate Governance Committee
(3) Member of the Reserves Committee

Senior Management

A. Gordon Stollery
Chairman & Chief Executive Officer

Greg Baum
President & Chief Operating Officer

Bob Rosine
Executive Vice President, Corporate Development

Harry Cupric
Vice President, Finance & Chief Financial Officer

Bob Fryk
Senior Vice President, Engineering & Operations

Wayne Gray
Vice President, Land

Dave Humphreys
Vice President, Operations

Doug McArthur
Senior Vice President, Exploration

Rob Pinckston
Vice President, W5M Gas

Evaluation Engineers

Paddock Lindstrom & Associates Ltd.

Registrar and Transfer Agent

Valiant Trust Company

Stock Listing

Toronto Stock Exchange
Symbol: HPX

Bankers

Royal Bank of Canada
Alberta Treasury Branches

Auditors

KPMG LLP

Legal Counsel

Burnet, Duckworth & Palmer LLP

HIGHPINE
OIL & GAS LIMITED

Corporate Head Office

Suite 4000
150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Tel: (403) 265-3333
Fax: (403) 265-3362
E-mail: info@highpineog.com
Website: www.highpineog.com

File No. 82-34969

CONSOLIDATED BALANCE SHEETS

As at	June 30, 2006	December 31, 2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**46,058**	40,716
Prepaid expenses and deposits	**1,581**	1,795
Financial instruments *(note 7)*	**2,186**	763
	49,825	43,274
Property, plant and equipment *(note 3)*	**618,085**	493,330
Long-term investment, at cost	**1,150**	1,000
Deferred charges	**–**	251
Goodwill *(note 2)*	**251,881**	215,835
	920,941	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**44,745**	47,403
Bank indebtedness *(note 5)*	**60,951**	104,707
	105,696	152,110
Future income taxes	**86,980**	84,167
Asset retirement obligations *(note 4)*	**7,657**	5,898
Deferred lease inducements	**450**	492
Shareholders' equity		
Share capital *(note 6)*	**673,982**	479,496
Contributed surplus *(note 6)*	**6,391**	3,627
Retained earnings	**39,785**	27,900
	720,158	511,023
Subsequent event *(note 9)*		
	920,941	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and gas revenues	**61,644**	23,013	**123,450**	37,986
Royalties, net of Alberta Royalty Tax Credits	**(17,952)**	(5,841)	**(37,946)**	(9,657)
Financial instruments				
Realized gains (losses)	**1,840**	(1,254)	**2,308**	(2,135)
Unrealized gains (losses)	**(719)**	59	**1,423**	59
	44,813	15,977	**89,235**	26,253
Interest and other income	**19**	5	**37**	5
	44,832	15,982	**89,272**	26,258
Expenses				
Operating costs	**7,348**	3,267	**14,243**	4,663
Transportation costs	**794**	677	**1,312**	897
General and administrative	**2,197**	1,507	**4,192**	2,353
Depletion, depreciation and accretion	**29,755**	8,620	**58,915**	14,053
Interest and finance costs	**748**	534	**1,891**	1,358
Stock-based compensation *(note 6)*	**1,435**	494	**2,955**	772
	42,277	15,099	**83,508**	24,096
Earnings before taxes	**2,555**	833	**5,764**	2,162
Taxes (reduction)				
Current	**(307)**	81	**(127)**	131
Future *(note 8)*	**(7,732)**	834	**(5,994)**	1,295
	(8,039)	915	**(6,121)**	1,426
Net earnings (loss)	**10,594**	(32)	**11,885**	736
Retained earnings, beginning of period	**29,191**	16,394	**27,900**	23,992
Stock dividend and adjustment	**–**	–	**–**	(8,366)
Retained earnings, end of period	**39,785**	16,362	**39,785**	16,362
Net earnings per share *(note 6)*				
Basic	**0.20**	(0.00)	**0.24**	0.03
Diluted	**0.20**	(0.00)	**0.23**	0.03

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings (loss)	**10,594**	(32)	**11,885**	736
Items not involving cash:				
Depletion, depreciation and accretion	**29,755**	8,620	**58,915**	14,053
Future income taxes (reduction)	**(7,732)**	834	**(5,994)**	1,295
Stock-based compensation	**1,435**	494	**2,955**	772
Unrealized losses (gains) on financial instruments	**719**	(59)	**(1,423)**	(59)
Abandonment expenditures	**(46)**	–	**(46)**	–
Amortization of deferred lease inducements	**(21)**	–	**(42)**	–
Funds from operations	**34,704**	9,857	**66,250**	16,797
Change in non-cash operating working capital	**10,569**	(8,709)	**(5,552)**	(14,566)
	45,273	1,148	**60,698**	2,231
Financing Activities				
Common shares issued for cash, net of share issue costs	**(7)**	67,191	**96,274**	67,192
Proceeds on exercise of stock options	**85**	–	**1,083**	–
(Decrease) increase in bank indebtedness	**26,595**	(35,148)	**(48,226)**	(6,003)
Deferred charges	**–**	658	**–**	–
	26,673	32,701	**49,131**	61,189
Investing Activities				
Property, plant and equipment additions	**(46,590)**	(19,839)	**(93,359)**	(54,596)
Purchase of investments	**–**	–	**(150)**	–
Net cash paid on business combination *(note 2)*	**–**	(430)	**(527)**	(430)
Deferred charges	**–**	–	**251**	–
Change in non-cash investing working capital	**(25,356)**	(13,580)	**(16,044)**	(8,394)
	(71,946)	(33,849)	**(109,829)**	(63,420)
Change in cash and cash equivalents	**–**	–	**–**	–
Cash and cash equivalents, beginning of period	**–**	–	**–**	–
Cash and cash equivalents, end of period	**–**	–	**–**	–
Cash interest paid	**827**	557	**1,575**	674
Cash taxes paid	**88**	90	**368**	296

See accompanying notes to the consolidated financial statements.

Six Months Ended June 30, 2006 and 2005

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

2. Acquisition of White Fire Energy Ltd.

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares with an ascribed value of $95.5 million. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $25,800)	89,651
Goodwill	36,046
Working capital (deficiency)	(13,810)
Bank indebtedness	(4,470)
Asset retirement obligations	(1,145)
Future income taxes	(10,265)
	96,007
Consideration	
Acquisition costs	527
Class A common shares issued	95,480
	96,007

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

3. Property, Plant and Equipment

At June 30, 2006, approximately $140.0 million (December 31, 2005 – $112.4 million) of unproved property costs were excluded from the depletion calculation. Future development costs of $11.0 million (December 31, 2005 – $13.3 million) were included in the depletion calculation. During the six months ended June 30, 2006, general and administrative expenses of $1.3 million (June 30, 2005 – $0.3 million) were capitalized.

4. Asset Retirement Obligations

At June 30, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $12.5 million. Expenditures to settle asset retirement obligations will be incurred between 2006 and 2026. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0% per annum and have been inflated using an inflation rate of 2.0% per annum.

Changes to asset retirement obligations were as follows:

($000s)	**Six Months Ended June 30, 2006**	Year Ended December 31, 2005
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**1,145**	1,903
Liabilities incurred	**392**	1,694
Liabilities settled	**(46)**	–
Accretion expense	**268**	327
Asset retirement obligations, end of period	**7,657**	5,898

5. Bank Indebtedness

At June 30, 2006, the Company had available a $130 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility revolves until May 29, 2007 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and stock-based compensation expense. The demand operating facility bears interest at the lenders' prime rate. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share Capital

Six Months Ended June 30, 2006	Shares	Amount
(000s)	*(#)*	*($)*
Class A common shares		
Balance, beginning of period	44,250	479,496
Issued to acquire White Fire Energy Ltd. *(note 2)*	**4,089**	**95,480**
Issued for cash	**4,300**	**100,620**
Stock options exercised	**157**	**1,083**
Contributed surplus transferred on exercise of stock options	**–**	**191**
Share issue costs less tax effect of $1,458	**–**	**(2,888)**
Balance, end of period	**52,796**	**673,982**

Per Share Amounts

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(#000s)				
Weighted average number of common shares outstanding				
Basic	**52,788**	31,129	**50,306**	25,947
Dilutive effect of stock options	**953**	1,164	**979**	1,035
Diluted	**53,741**	32,293	**51,285**	26,982

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Six Months Ended June 30, 2006		Year Ended December 31, 2005	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(#000s)	*($)*	*(#000s)*	*($)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**1,287**	**21.62**	2,308	18.96
Exercised	**(157)**	**(7.22)**	(47)	(3.89)
Cancelled	**(66)**	**(12.0)**	(224)	(17.00)
Stock dividend adjustment	**–**	**–**	73	–
Balance, end of period	**4,716**	**15.62**	3,652	13.06
Exercisable, end of period	**1,020**	**8.36**	556	4.33

6. Share Capital (Continued)

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2006 grants:

Expected volatility	30%
Risk-free rate of return	5.3%
Expected option life	4 years
Weighted average fair value per option	$7.68

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

($000s)	**Six Months Ended June 30, 2006**	Year Ended December 31, 2005
Balance, beginning of period	**3,627**	511
Stock-based compensation expense, net of recovery	**2,955**	3,151
Transferred to share capital on exercise of stock options	**(191)**	(35)
Balance, end of period	**6,391**	3,627

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges; however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements have been entered into:

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at June 30, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	(3,026)
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	(607)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	(1,751)
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	(2,302)

7. Commodity Price Risk Management (Continued)

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at June 30, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	2,729
Jun 06 to Mar 07	Collar	5,000	CDN $5.40 to $12.00	(116)
Jul 06 to Mar 08	Collar	5,000	CDN $6.00 to $11.10	(427)

The financial AECO natural gas contracts have not been designated as effective accounting hedges. Accordingly, the financial AECO natural gas contracts have been accounted for as an asset in the consolidated balance sheet based on their fair value.

8. Income Taxes

The provision for future income taxes for the three and six months ended June 30, 2006 was reduced by $9.1 million due to the substantively enacted reduction in Canadian federal and Alberta provincial corporate income tax rates.

9. Subsequent Event

On August 1, 2006, the Company closed the previously announced acquisition of Kick Energy Corporation ("Kick") by way of a Plan of Arrangement. Under the Plan of Arrangement, shareholders of Kick received 0.32 of a class A common share of the Company for each common share of Kick held. The Company issued approximately 14.8 million class A common shares to shareholders of Kick.

10. Comparative Balances

Certain of the comparative balances have been reclassified to conform to the current period's presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated and based on information at August 9, 2006. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Production Volumes
(boe/d 6:1)


4,549
8,608
8,549
11,397
11,201
Q2
Q3
Q4
Q1
Q2
05
06

Crude Oil & NGLs Production
(bbls/d)


2,617
5,562
5,881
7,950
6,940
Q2
Q3
Q4
Q1
Q2
05
06

Natural Gas Production
(mcf/d)


11,593
18,277
16,006
20,681
25,562
Q2
Q3
Q4
Q1
Q2
05
06

This MD&A uses the terms "cash flow from operations" and "cash flow," which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent ("boe") basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Acquisition

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares ("Common Shares") of the Company with an ascribed value of $95.5 million (the "White Fire Acquisition"). Transaction costs of $0.5 million were also incurred by Highpine. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with $89.7 million allocated to property, plant and equipment and $36.0 million to goodwill. The property, plant and equipment allocation includes $25.8 million for unproved lands. A working capital deficiency of $13.8 million and bank debt of $4.5 million were assumed by Highpine. Asset retirement obligations of $1.1 million and future tax liabilities of $10.3 million were also recorded.

Oil and Gas Revenue

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
($000s)						
Crude oil and NGLs revenue	**46,251**	14,786	213	**92,619**	23,619	292
Natural gas revenue	**15,393**	8,227	87	**30,831**	14,367	115
	61,644	23,013	168	**123,450**	37,986	225
Realized hedging gain (loss)	**1,840**	(1,254)	100	**2,308**	(2,135)	–
Unrealized hedging gain (loss)	**(719)**	59	(100)	**1,423**	59	2,312
Total oil and gas revenue	**62,765**	21,818	188	**127,181**	35,910	254

Total oil and gas revenue for the three and six months ended June 30, 2006 increased significantly to $62.8 million and $127.2 million, respectively, over the comparable 2005 periods as a result of increased production, higher crude oil prices and natural gas hedging gains.

Production

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**6,940**	2,617	165	**7,442**	2,219	235
Natural gas *(mcf/d)*	**25,562**	11,593	120	**23,135**	10,450	121
Boe/d	**11,201**	4,549	146	**11,298**	3,960	185
Production Mix						
Crude oil and NGLs	**62%**	58%	–	**66%**	56%	–
Natural gas	**38%**	42%	–	**34%**	44%	–
	100%	100%	–	**100%**	100%	–

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
(boe/d)						
Daily Production by Area						
Pembina	**7,584**	2,427	212	**8,033**	1,941	314
West Central Alberta Gas Fairway	**2,753**	1,160	137	**2,345**	1,164	101
Bantry / Retlaw	**460**	547	(16)	**478**	533	(10)
Other	**404**	415	(3)	**442**	322	37
Total	**11,201**	4,549	146	**11,298**	3,960	185

Production for the second quarter of 2006 rose 146% to 11,201 boe/d from 4,549 boe/d in 2005. During the June 30, 2006 three-month period, production from Pembina decreased 900 boe/d from the year's first quarter as a result of volumes being temporarily shut-in due to reservoir operating pressures being below the required minimum in four Pembina Nisku pools. In the second quarter of 2006, water injection commenced in two of the pools in order to increase the reservoir pressure. Production from the two pools was restored in July 2006. Water injection schemes are being completed in the remaining two pools and the shut-in volumes are expected to be restored in the fourth quarter of 2006. Production decreases in Pembina were largely offset by an 820 boe/d increase in production from the West Central Alberta Gas Fairway, which was attributable to new discoveries in Windfall, Sakwatamau and Wilson Creek.

Production for the six months ended June 30, 2006 increased 185% to 11,298 boe/d from 3,960 boe/d recorded in the first half of 2005 as a result of bringing on production through Highpine's Violet Grove oil battery as well as volumes added from the Vaquero Energy Ltd. ("Vaquero") and White Fire acquisitions and the Company's drilling program.

Pricing

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**73.23**	62.09	18	**68.76**	58.81	17
Natural gas *($/mcf)*	**6.62**	7.91	(16)	**7.36**	7.66	(4)
Total combined *($/boe)*	**60.48**	55.59	9	**60.37**	52.99	14

Realized crude oil and NGL prices improved 18% to $73.23/bbl in the second quarter of 2006 from $62.09/bbl received for the same period a year ago due to WTI increases that were partially offset by increases in the $US/$CDN exchange rate. Realized natural gas prices dropped to $6.62/mcf in the 2006 three-month period from $7.91/mcf received during the second quarter of 2005. The 16% decline was a result of decreases in the average AECO prices.

Commodity Price Risk Management

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Average volumes hedged *(boe/d)*	**4,111**	1,100	274	**3,972**	900	341
% of production hedged	**37%**	24%	54	**35%**	23%	52
Realized hedging gain (loss) *($000s)*	**1,840**	(1,254)	–	**2,308**	(2,135)	–
Realized hedging gain (loss) *($/boe)*	**1.81**	(2.89)	–	**1.13**	(2.90)	–

The Company realized a natural gas hedging gain of $2.0 million and a crude oil hedging loss of $0.2 million for the three months ended June 30, 2006. For the second quarter ended June 30, 2005, the Company incurred an oil hedging loss of $1.3 million.

For the six months ended June 30, 2006, Highpine realized a $2.5 million natural gas hedging gain and a $0.2 million crude oil hedging loss. For the six months ended June 30, 2005, the Company realized a $2.1 million crude oil hedging loss.

The following contracts are outstanding for 2006:

Term	Contract	Volume	Fixed Price
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80/bbl
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70/GJ
Jun 06 to Mar 07	Gas Collar	5,000 GJs/d	CDN $5.40 to $12.00/GJ
Jul 06 to Mar 08	Gas Collar	5,000 GJs/d	CDN $6.00 to $11.10/GJ

As at June 30, 2006, the unrealized mark-to-market loss on outstanding contracts was $5.5 million.

Royalty Expense

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Total royalties, net of ARTC *($000s)*	**17,952**	5,841	207	**37,946**	9,657	293
As a % of oil and gas sales (before hedging)	**29%**	25%	16	**31%**	25%	24
$/boe	**17.61**	14.11	25	**18.56**	13.47	38

Royalties as a percentage of oil and gas sales before hedging averaged 29% for the second quarter of 2006 compared to 25% the prior year. Royalty rates as a percentage of oil and gas sales have been higher in 2006 due to gross overriding royalties on certain Pembina wells along with higher Crown royalty rates on wells in the Pembina area. Royalty rates as a percentage of oil and gas sales were lower in the second quarter of 2006 than in the year's first quarter due to certain high royalty Pembina wells being shut-in for a portion of the second quarter.

Operating Costs

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Operating costs *($000s)*	**7,348**	3,267	125	**14,243**	4,663	205
$/boe	**7.21**	7.89	(9)	**6.96**	6.50	7

Operating costs on a per boe basis declined 9% to $7.21/boe in the 2006 three-month period from $7.89/boe in the second quarter of 2005 when Highpine incurred facility start-up costs in the Pembina area as well as a one-time settlement payment to a facility owner relating to the acquisition of Rubicon Energy Corporation in March 2004. Operating costs on a per boe basis were higher in the second quarter of 2006 than the first quarter of the year as a result of lower production volumes in Pembina combined with fixed costs associated with operating the Violet Grove oil battery.

For the six months ended June 30, 2006, operating costs on a per boe basis increased 7% to $6.96/boe from $6.50/boe in the first half of 2005. The increase in operating costs reflects increased sour oil production from Pembina, which requires additional processing, combined with rising service costs.

Transportation Costs

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Transportation costs *($000s)*	**794**	677	17	**1,312**	897	46
$/boe	**0.78**	1.63	(52)	**0.64**	1.25	(49)

During the three months ended June 30, 2006, transportation costs dropped 52% to $0.78/boe from $1.63/boe recorded in the 2005 period when Highpine incurred a $0.4 million sulphur trucking charge related to 2004 production.

Operating Netbacks

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
($/boe)						
Sales price before hedging	**60.48**	55.59	9	**60.37**	52.99	14
Royalties	**(17.61)**	(14.11)	25	**(18.56)**	(13.47)	38
Operating costs	**(7.21)**	(7.89)	(9)	**(6.96)**	(6.50)	7
Transportation costs	**(0.78)**	(1.63)	(52)	**(0.64)**	(1.25)	(49)
Netback before hedges	**34.88**	31.96	9	**34.21**	31.77	8
Realized hedging gain (loss)	**1.81**	(2.89)	–	**1.13**	(2.90)	–
Operating netbacks	**36.69**	29.07	26	**35.34**	28.87	22

Operating netbacks before realized hedging gains or losses were $34.88/boe for the second quarter of 2006 compared to $31.96/boe in the comparable period of 2005. The 9% increase was due to higher realized crude oil prices as well as lower operating and transportation costs.

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Gross expenses *($000s)*	**2,899**	1,612	80	**5,490**	2,602	111
Capitalized *($000s)*	**(702)**	(105)	569	**(1,298)**	(249)	421
Net expenses *($000s)*	**2,197**	1,507	46	**4,192**	2,353	78
$/boe	**2.16**	3.64	(41)	**2.05**	3.28	(38)
% capitalized	**24%**	7%	243	**24%**	10%	140

Net expenses rose 46% to $2.2 million in the second quarter of 2006 from $1.5 million in 2005 as a result of staff increases necessary to manage the growth of the Company. At June 30, 2006, Highpine had 53 Calgary based office employees compared to 27 at June 30, 2005. On a per boe basis, general and administrative expenses dropped 41% to $2.16/boe in the second quarter of 2006 from $3.64/boe recorded in the 2005 three-month period due to increased production volumes. General and administrative expenses on a per boe basis were higher in the second quarter of 2006 than the year's first quarter as a result of lower production.

Stock-Based Compensation

Stock-based compensation expense totaled $1.4 million in the second quarter of 2006 compared to $0.5 million the prior year. The increase was primarily the result of stock options that were granted to former Vaquero and White Fire employees that have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the second quarter of 2006 were $0.7 million versus $0.5 million recorded a year ago. The 40% increase was due to higher average debt levels and an increase in the prime interest rate.

Depletion, Depreciation and Accretion

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Depletion, depreciation and accretion *($000s)*	**29,755**	8,620	245	**58,915**	14,053	319
$/boe	**29.20**	20.82	40	**28.81**	19.61	47

Depletion, depreciation and accretion totaled $29.8 million or $29.20/boe for the second quarter of 2006 compared to $8.6 million or $20.82/boe the prior year, a 40% increase on a per boe basis. The increase was attributable to the acquisition costs of Vaquero and White Fire.

Income Taxes

A cash tax recovery of $0.3 million was realized in the second quarter of 2006 as a result of the elimination of the Federal Large Corporation Tax. A future tax reduction of $7.7 million was realized in the second quarter. The future tax reduction was attributable to a decrease in the Canadian federal and Alberta tax rates, which resulted in a non-recurring $9.1 million tax reduction. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Cash flow from operations *($000s)*	**34,704**	9,857	252	**66,250**	16,797	294
Per diluted share *($)*	**0.65**	0.31	110	**1.29**	0.62	108
Net earnings (loss) *($000s)*	**10,594**	(32)	–	**11,885**	736	1,515
Per diluted share *($)*	**0.20**	(0.00)	–	**0.23**	0.03	667

For the three months ended June 30, 2006, cash flow from operations increased 252% to $34.7 million from $9.9 million the prior year due to stronger crude oil prices and significantly higher production volumes. On a per diluted share basis, cash flow increased 110% to $0.65 from $0.31 in the second quarter of 2005 as a result of a 146% increase in production volumes coupled with higher operating netbacks. For the six months ended June 30, 2006, cash flow increased 294% to $66.2 million from $16.8 million in the 2005 six-month period. Cash flow per diluted share rose 108% to $1.29 in the first half of 2006 from $0.62 in 2005.

Net earnings rose significantly to $10.6 million or $0.20 per diluted share in the second quarter of 2006 from a net loss of $32,000 or ($0.00) per diluted share a year ago due to a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions. During the first six months of 2006, net earnings totaled $11.9 million, an improvement of $11.1 million over the prior year as a result of the $9.1 million non-recurring future tax reduction realized in the second quarter of 2006 combined with higher production volumes and stronger crude oil prices. Earnings were negatively impacted by depletion, depreciation and accretion expense, which increased 47%/boe. Earnings per diluted share increased 667% to $0.23 in the 2006 six-month period from $0.03 a year ago.

Liquidity and Capital Resources

At June 30, 2006, the Company had a revolving term credit facility of $130.0 million and a demand operating credit facility of $20.0 million with $61.0 million drawn against these facilities, thereby providing excess credit capacity of $89.0 million. At June 30, 2006, the Company had a working capital surplus of $2.9 million and net debt of $58.1 million. The ratio of June 30, 2006 net debt to annualized year-to-date 2006 cash flow was 0.44 times. Net debt decreased significantly from December 31, 2005 to June 30, 2006 as a result of net proceeds of $96.3 million from the February 22, 2006 issuance of 4.3 million Common Shares at a price of $23.40 per share reducing outstanding bank debt.

As at	**June 30, 2006**	December 31, 2005
($000s)		
Capitalization		
Bank debt	**60,951**	104,707
Working capital deficiency (surplus)	**(2,894)**	4,892
Net debt	**58,057**	109,599
Shares outstanding *(#)*	**52,796**	44,250
Market price at end of period *($)*	**18.60**	20.70
Market capitalization	**982,006**	915,975
Total capitalization	**1,040,063**	1,025,574
Net debt as a % of total capitalization	**6%**	11%
Annualized cash flow	**132,500**	74,550
Net debt to cash flow ratio	**0.44**	1.47

At August 9, 2006, the Company's lenders had agreed in principle to increase the Company's credit facilities to $225 million. The Company expects to execute the amended Credit Facility Agreement by the end of August 2006.

Highpine's remaining 2006 capital budget will be funded from the Company's credit facilities and cash flow from operations.

At August 9, 2006, the Company's bank debt was approximately $110 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, totaled $93.4 million for the six months ended June 30, 2006 compared to $54.6 million in 2005. Highpine drilled 35 gross (18.4 net) wells during the first half of 2006. The Company continued to increase its undeveloped land base by acquiring properties at Pembina and in the West Central Alberta Gas Fairway at Crown land sales. Highpine incurred $5.8 million of seismic expenditures in 2006 primarily in the Pembina region. During the second quarter, the Company completed property acquisitions primarily in the Pembina area at a cost of $14.5 million.

Six Months Ended June 30,	**2006**	2005	% Change
($000s)			
Land	**14,090**	13,139	7
Seismic	**5,785**	3,502	65
Drilling and completions	**37,591**	17,070	120
Facilities and equipment	**19,761**	20,557	(4)
Property acquisitions and disposition (net)	**14,687**	–	100
Capitalized general and administrative	**1,298**	249	421
Office and other	**147**	79	86
Total	**93,359**	54,596	71

Shareholders' Equity

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire. The Common Shares had an ascribed value of $95.5 million.

On February 22, 2006, Highpine issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at August 9, 2006, the Company had 67.6 million Common Shares outstanding and had granted options to employees to acquire a further 4.7 million Common Shares.

Subsequent Event

On June 1, 2006, Highpine announced that it had entered into an agreement with Kick Energy Corporation ("Kick") whereby Highpine would acquire all the issued and outstanding shares of Kick pursuant to a Plan of Arrangement. On August 1, 2006, upon closing the Plan of Arrangement, shareholders of Kick received 0.32 of a Common Share of the Company for each common share of Kick held resulting in Highpine issuing approximately 14.8 million Common Shares to the former Kick shareholders. On August 1, 2006, Highpine assumed $26 million outstanding on Kick's credit facility, which was repaid using Highpine's credit facilities.

The acquisition of Kick will increase the Company's production of crude oil, natural gas and NGLs, which is expected to result in increased earnings and cash flows.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases, while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2007. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 2 to the December 31, 2005 consolidated financial statements. A summary of Highpine's critical accounting estimates can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2005.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses;
- Finding and producing reserves economically;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States, industry conditions including changes in laws and regulations including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, the results of exploration and development drilling and related activities, imprecision in reserve estimates, the production and growth potential of the Company's various assets, fluctuations in foreign exchange or interest rates, stock market volatility, risks associated with hedging activities, and obtaining required approvals from regulatory authorities. These risks should not be construed as exhaustive. Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

Summary of Quarterly Results

	2006		2005				2004	
($000s, except per share amounts)	**Q2**	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial								
Total revenue [1]	**62,765**	64,416	54,229	51,495	21,817	14,092	11,941	11,676
Net earnings (loss)	**10,594**	1,291	4,855	6,683	(32)	768	1,046	507
Per share – basic	**0.20**	0.03	0.11	0.15	(0.00)	0.04	0.05	0.03
Per share – diluted	**0.20**	0.03	0.11	0.15	(0.00)	0.04	0.05	0.03
Cash flow from operations	**34,704**	31,546	27,957	29,796	9,856	6,940	6,254	5,229
Per share – basic	**0.66**	0.66	0.63	0.67	0.31	0.34	0.31	0.31
Per share – diluted	**0.65**	0.65	0.62	0.65	0.31	0.32	0.31	0.31
Corporate acquisitions	**–**	89,651	–	–	257,314	–	–	–
Capital expenditures [2]	**46,590**	46,769	50,861	48,149	19,839	34,757	23,619	12,305
Total assets	**920,941**	910,157	753,690	715,360	677,834	198,599	163,388	138,941
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**6,940**	7,950	5,881	5,562	2,617	1,816	1,897	1,812
Gas *(mcf/d)*	**25,562**	20,681	16,006	18,277	11,593	9,293	6,784	7,091
Total *(boe/d)*	**11,201**	11,397	8,549	8,608	4,549	3,365	3,027	2,994

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Highpine's revenue deceased in the second quarter of 2006 from the year's first quarter as a result of lower production partially offset by higher realized prices. The Company's revenue had increased over the previous seven quarters primarily as a result of production from the properties acquired on the acquisitions of Vaquero in May 2005 and White Fire in February 2006 as well as the Company's drilling programs.

File No. 82-34869

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Highpine Oil & Gas Limited ("**Highpine**")
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

2. **Date of Material Change:**

June 1, 2006.

3. **News Release:**

A press release disclosing the details discussed in this Material Change Report was jointly issued by Highpine and Kick Energy Corporation ("**Kick**") on June 1, 2006 and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

On June 1, 2006, Highpine and Kick jointly announced that they had entered into an acquisition agreement (the "**Letter Agreement**") pursuant to which Highpine agreed to acquire all of the issued and outstanding shares of Kick pursuant to a plan of arrangement (the "**Arrangement**") to be approved by the Kick shareholders no later than August 10, 2006. Under the Arrangement, shareholders of Kick will receive for each common share of Kick held 0.32 of a class "A" common share of Highpine.

5. **Full Description of Material Change:**

On June 1, 2006, Highpine and Kick jointly announced that they had entered into the Letter Agreement pursuant to which Highpine agreed to acquire all of the issued and outstanding shares of Kick pursuant to the Arrangement to be approved by Kick shareholders no later than August 10, 2006. Under the Arrangement, Highpine will acquire each common share of Kick in exchange for 0.32 of a class "A" common share of Highpine. All outstanding stock options of Kick shall have been exercised or cancelled or shall otherwise have ceased to exist as at the effective date of the Arrangement.

The Arrangement has the support of the board of directors of both Kick and Highpine.

The board of directors of Kick has concluded that the Arrangement is in the best interests of its shareholders and will recommend that Kick shareholders vote their Kick shares in favour of the Arrangement. Directors, officers and employees of Kick, holding approximately 30% of the fully diluted common shares of Kick, have entered into lock-up agreements whereby they have agreed to vote their Kick shares in favour of the Arrangement. GMP Securities L.P. has provided the board of directors of Kick with their fairness opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

The board of directors of Highpine has approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

The obligation of Highpine to complete the Arrangement is conditional upon, among other things, the approval of the shareholders of Kick required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) or as required by the Court, no material adverse change in respect of Kick having occurred, compliance by Kick with its covenants contained in the Letter Agreement and all necessary securities, corporate and regulatory approvals shall have been obtained.

The obligation of Kick to complete the Arrangement is conditional upon, among other things, no material adverse change in respect of Highpine having occurred, the approval of shareholders of Kick required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) or as required by the Court, and all necessary securities, corporate and regulatory approvals shall have been obtained.

Pursuant to the Letter Agreement, Kick has agreed to pay Highpine a non-completion fee in the amount of $10 million in certain circumstances if the Arrangement is not completed. In addition, Kick has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Kick and has granted Highpine certain pre-emptive rights if Kick receives any other offers.

The Letter Agreement provides that Highpine and Kick shall negotiate and enter into an arrangement agreement to implement the Arrangement and related transactions.

A copy of the Letter Agreement has been filed on SEDAR.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

9. Date of Report:

This report is dated June 6, 2006.

cc: Toronto Stock Exchange

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Highpine Oil & Gas Limited ("**Highpine**")
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

2. **Date of Material Change:**

August 1, 2006.

3. **News Release:**

A press release disclosing the details discussed in this Material Change Report was jointly issued by Highpine and Kick Energy Corporation ("**Kick**") on August 1, 2006 and disseminated through the facilities of a recognized news wire service.

4. **Summary of Material Change:**

On August 1, 2006, the previously announced plan of arrangement (the "**Arrangement**") involving Highpine and Kick was completed. Highpine issued 14,830,840 class "A" common shares to the former shareholders of Kick in connection with the completion of the Arrangement. As a result of the Arrangement, Highpine also assumed bank debt of approximately $26 million.

5. **Full Description of Material Change:**

On August 1, 2006, the Arrangement involving Highpine and Kick was completed. The Arrangement was approved at the special meeting of shareholders of Kick and by the Court of Queen's Bench of Alberta on July 28, 2006 and July 31, 2006, respectively. Highpine issued 14,830,840 class "A" common shares to the former shareholders of Kick in connection with the completion of the Arrangement. As a result of the Arrangement, Highpine also assumed bank debt of approximately $26 million. In conjunction with the closing of the Arrangement, the directors and officers of Kick resigned and officers of Highpine were appointed as directors and officers.

Upon completion of the Arrangement, Mr. Tim Hunt joined the board of directors of Highpine.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Highpine who is knowledgeable of the material change and this report is:

Harry D. Cupric, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 265-3333
Facsimile: (403) 265-3362

9. **Date of Report:**

This report is dated August 2, 2006

File No. 82-34869

HIGHPINE OIL & GAS LIMITED

Notice of the Annual General Meeting of Shareholders to be held on May 10, 2006

The annual general meeting of the holders of class "A" common shares of Highpine Oil & Gas Limited will be held in the Grand Lecture Theatre of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Wednesday, May 10, 2006, at 9:30 a.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;
2. fix the number of directors to be elected at the meeting at six (6);
3. elect six (6) directors for the ensuing year;
4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and
5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on March 24, 2006 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o of Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. In order to be valid, proxies must be received by Valiant Trust Company not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting and an Annual Report containing our audited consolidated financial statements for the fiscal year ended December 31, 2005 accompany this Notice.

Dated at Calgary, Alberta this 24th day of March, 2006.

By order of the Board of Directors

(Signed) A. Gordon Stollery
Chairman and Chief Executive Officer

HIGHPINE OIL & GAS LIMITED

Information Circular – Proxy Statement
dated March 24, 2006

For the Annual General Meeting
of Shareholders to be held on May 10, 2006

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual general meeting of our shareholders (the "**Meeting**") to be held in the Grand Lecture Theatre of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Wednesday, May 10, 2006, at 9:30 a.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting. Only shareholders of record on March 24, 2006 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us. To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your class "A" common shares ("**Common Shares**") in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications or another intermediary. If you receive a voting instruction form from ADP Investor Communications or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of our board of directors (the "**Board**"). As at March 24, 2006, there were 52,772,296 Common Shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. We are also authorized to issue an unlimited number of class "B" common non-voting shares, issuable in series. Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities. As at March 24, 2006, there were no class "B" common non-voting shares issued and outstanding.

To the knowledge of our directors and officers, as at March 24, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares except as set forth in the table below.

Name and Municipality of Residence	Common Shares	Percentage of all Voting Securities
A. Gordon Stollery [(1)] Calgary, Alberta	6,784,498	12.9%

Note:
(1) We understand that 6,272,198 of the Common Shares are owned by Pino Grande Holdings Corp. which is controlled by A. Gordon Stollery. We understand that the remaining 512,300 Common Shares are owned by limited partnerships which are controlled by Mr. Stollery.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting. Our Board presently consists of seven members. It is proposed that the Board will be fixed at six members and the following persons will be nominated at the Meeting:

A. Gordon Stollery	Andrew Krusen
John A. Brussa	Hank B. Swartout
Richard G. Carl	Kenneth S. Woolner

Each director elected will hold office until the next annual general meeting, or until his successor is duly elected or appointed, unless his office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at six members and in favour of the election of the following persons to our Board unless otherwise directed. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province or state and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 24, 2006.

Name, Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed
A. Gordon Stollery Alberta, Canada	April 1998	Chairman and Chief Executive Officer of Highpine	6,784,498 [5]
John A. Brussa [2] Alberta, Canada	February 2000	Partner, Burnet, Duckworth & Palmer LLP (law firm)	199,314

Name, Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Richard G. Carl (1)(2)(3) Ontario, Canada	August 2003	Special Advisor to TerraNova Partners L.P. (oil and gas investment limited partnership) since January 1, 2006; Interim President and Chief Executive Officer of Collective Bid Systems Inc. and CBID Markets Inc. (electronic fixed income trading platform offering trading services in the Canadian fixed income market to retail and institutional investors) from July 1, 2005 to December 31, 2005; prior thereto, Managing Partner, Lawrence & Company Inc. (investment firm)	160,931
Andrew Krusen (1)(3) Florida, United States	February 2000	Chairman, President and Chief Executive Officer, Dominion Financial Group Inc. (investment and financial services firm)	681,110
Hank B. Swartout (1)(2) Alberta, Canada	February 2000	Chief Executive Officer, Precision Drilling Corporation (administrator to Precision Drilling Trust, an oil and gas services trust) since November 7, 2005; prior thereto Chairman, President and Chief Executive Officer, Precision Drilling Corporation (oil and gas services company)	1,569,746
Kenneth S. Woolner (3) Alberta, Canada	February 2006	Independent businessman since February 21, 2006; prior thereto, Executive Chairman of White Fire Energy Ltd. (oil and gas company) since April 2005. President and Chief Executive Officer of Lightning Energy Ltd. (oil and gas company) from December 2001 to April 2005; prior thereto, President of Velvet Exploration Ltd. (oil and gas company) from April 1997 to July 2001	163,185

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).

(2) Member of the Compensation, Nominating and Corporation Governance Committee.

(3) Member of the Reserves Committee.

(4) We do not have an Executive Committee.

(5) We understand that 6,272,198 of the Common Shares are owned by Pino Grande Holdings Corp. which is controlled by A. Gordon Stollery. We understand that the remaining 512,300 Common Shares are owned by limited partnerships which are controlled by Mr. Stollery.

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and directors, none of our directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receive manager or trustee appointed to hold his assets.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual general meeting of our shareholders and to authorize our directors to fix their remuneration as such. KPMG LLP have been our auditors since incorporation.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee composed of three directors, John A. Brussa (Chairman), Richard G. Carl and Hank B. Swartout. All of the members of the committee are independent directors. The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To: The Shareholders of Highpine Oil & Gas Limited

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company. The Chief Executive Officer of our company is excused from the Compensation, Nominating and Corporate Governance Committee and directors' meetings during any discussion of his compensation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options). We do not have a pension plan or other form of formal retirement compensation.

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within the oil and gas industry of competitive salaries paid to executive officers. Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for our company's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, will be reviewed annually.

We evaluate three components in determining over-all compensation for the executives. Salaries and cash bonuses provide short-term remuneration while options are viewed as both long-term incentives and commitment to our company. Both of these are evaluated in comparison to similar companies within the oil and gas industry.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, we may award cash bonuses to employees, including executive officers. The award of a bonus is recommended, in the case of employees, by senior management of our company, for approval by the committee. Bonus levels for Vice Presidents are established by the committee in consultation with the President and the Chief Executive Officer, and the Chief Executive Officer's bonus is established by the committee in consultation with the independent members of our Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are based on actual corporate and individual performance as assessed by the committee and/or the independent members of our Board, as applicable. We did not adopt a formal bonus plan for fiscal 2005. Bonuses in the aggregate amount of $317,500 were awarded to the executive officers named in the table under "Executive Compensation – Compensation of Executive Officers" included herein for 2005.

Long-Term Incentive Compensation - Stock Options

Individual stock options, in the case of employees, are granted by the committee on the recommendation of senior management. Individual stock options, in the case of Vice Presidents, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our company's stock option plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Stock options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company. We also evaluate the number of options an individual has been granted and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Common Shares on the business day immediately preceding the date of grant. The current policy of our Board is that options generally vest at a rate of one-quarter on each of the first, second, third and fourth anniversaries of the date of grant and have a six year term.

Summary

Our compensation policies have allowed our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value. The committee and our Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee: John A. Brussa, Richard G. Carl and Hank B. Swartout.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares for the period from our initial listing on the Toronto Stock Exchange ("**TSX**") on April 5, 2005 to December 31, 2005, as measured by the closing price of the Common Shares at the end of each month, with the cumulative total shareholder return on each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming the reinvestment of dividends, where applicable, for a comparable period.


Value of $100 Investment
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Date
Highpine
S&P/TSX Composite Index
S&P/TSX Energy Index

Comparison of Cumulative Total Return [(1)]

	April 5, 2005	May 31, 2005	June 30, 2005	July 31, 2005	August 31, 2005	September 30, 2005	October 31, 2005	November 30, 2005	December 31, 2005
Highpine	$100.00	$92.26	$106.41	$107.69	$115.38	$122.05	$110.26	$112.82	$106.15
S&P/TSX Composite Index	$100.00	$102.69	$106.11	$111.74	$114.54	$118.45	$111.76	$116.69	$121.84
S&P/TSX Energy Index	$100.00	$105.62	$118.64	$128.73	$142.82	$149.13	$130.85	$136.46	$146.08

Note:
(1) Assuming an investment of $100 on April 5, 2005.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during each of our three most recently completed fiscal years by our Chief Executive Officer, Vice President, Finance and Chief Financial Officer and our three next most highly compensated executive officers (collectively, the "**Named Executive Officers**") whose salary and bonus for the year ended December 31, 2005 exceeded $150,000.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Shares under Options Granted** [(2)]	**All Other Compensation**
		($)	($)	($)	(#)	($)
A. Gordon Stollery	2005	90,000	42,500	(1)	75,000	Nil
Chairman and Chief Executive	2004	60,000	35,000	(1)	125,640	Nil
Officer	2003	60,000	Nil	(1)	Nil	Nil
Greg N. Baum	2005	175,000	85,000	(1)	75,000	Nil
President and Chief Operating	2004	145,000	70,000	(1)	125,640	Nil
Officer	2003	131,800	35,000	(1)	Nil	Nil

Name and Principal Position	Fiscal Year	Annual Compensation: Salary	Annual Compensation: Bonus	Annual Compensation: Other Annual Compensation	Long-term Compensation: Shares under Options Granted [(2)]	All Other Compensation
		($)	($)	($)	(#)	($)
Harry D. Cupric	2005	154,400	70,000	(1)	Nil	Nil
Vice President, Finance and	2004	125,000	50,000	(1)	104,700	Nil
Chief Financial Officer	2003	120,000	20,000	(1)	209,000	Nil
Doug McArthur	2005	158,800	60,000	(1)	75,000	Nil
Senior Vice President,	2004	125,000	60,000	(1)	125,640	Nil
Exploration	2003	110,000	30,000	(1)	Nil	Nil
Wayne Gray	2005	149,400	60,000	(1)	40,600	Nil
Vice President, Land	2004	120,000	50,000	(1)	52,350	Nil
	2003	110,000	20,000	(1)	Nil	Nil

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for any of the years indicated.

(2) Gives effect to the adjustment in the number of Common Shares issuable upon exercise of the options as a result of the stock dividend (the "**Stock Dividend**") declared by our company effective February 15, 2005 of 0.047 of a Common Share in respect of each issued and outstanding Common Share as at February 15, 2005.

Long-term Incentive Plan Awards

Other than the grant of stock options pursuant to our share option plan, we made no long-term incentive plan awards during the fiscal year ended December 31, 2005.

Option Grants During the Fiscal Year Ended December 31, 2005

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year.

Name	Options Granted [(1)]	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant	Expiration Date
	(#)	(%)	($/share)	($/share)	
A. Gordon Stollery	75,000	3.2	18.00	18.00	May 31, 2011
Greg N. Baum	75,000	3.2	18.00	18.00	May 31, 2011
Doug McArthur	75,000	3.2	18.00	18.00	May 31, 2011
Wayne Gray	40,600	1.8	18.00	18.00	May 31, 2011

Note:

(1) The options vest as to one-quarter on each of the first, second, third and fourth anniversaries of the date of grant.

Option Exercises During the Fiscal Year Ended December 31, 2005 and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2005.

Name	Options Exercised	Aggregate Value Realized [1]	Unexercised Options at December 31, 2005 – Number of Common Shares Issuable Upon Exercise of Options: Exercisable	Unexercisable	Value of in-the-Money Options [2][3]: Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
A. Gordon Stollery	Nil	Nil	31,410	169,230	480,187	1,643,061
Greg N. Baum	Nil	Nil	31,410	169,230	480,187	1,643,061
Harry D. Cupric	Nil	Nil	130,875	183,225	2,262,863	2,996,508
Doug McArthur	Nil	Nil	31,410	169,230	480,187	1,643,061
Wayne Gray	20,000	407,300	110,876	119,124	1,939,797	1,300,072

Notes:

(1) "Aggregate Value Realized" means the number of Common Shares acquired on exercise of the options times the difference between the closing price of the Common Shares on the TSX on the date of exercise and the exercise price of the options.

(2) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on December 30, 2005, which was $20.70 per share, less the exercise price.

(3) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

During the fiscal year ended December 31, 2005, our directors (other than directors who are members of management) were paid an annual retainer of $12,500. During the fiscal year ended December 31, 2005, directors were not paid fees for attendance at board or committee meetings but were entitled to be reimbursed for all reasonable expenses incurred in carrying out their duties as directors. Directors are entitled to participate in our share option plan and as at December 31, 2005, non-management directors held options to purchase an aggregate of 161,439 Common Shares exercisable at prices ranging from $3.25 to $21.05 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have not entered into any employment contracts with the Named Executive Officers other than Harry D. Cupric. We have entered into an employment contract with Mr. Cupric which provides him with severance of nine months of base salary plus benefits (excluding bonus) plus one month for every year, or partial year, of employment with us, to a maximum of 24 months. Other than the foregoing, we do not have any compensatory plan, contract or arrangement between us and any of the Named Executive Officers entitling any of them to receive more than $100,000 in the event of the resignation, retirement or any other termination of their employment with us, or a change in control of our company or a change in their responsibilities following a change in control of our company.

Share Option Plan

We have a share option plan (the "**Option Plan**"), which is administered by our Board (or any committee of our Board to whom the operation of the Option Plan may be delegated). The following is a summary description of the general operation of the Option Plan. The Option Plan includes the following terms:

1. officers, directors, employees and consultants of our company (or any of our subsidiaries) and others who provide services to our company (or any of our subsidiaries), are eligible to receive options under the Option Plan;

2. the maximum number of Common Shares issuable pursuant to the Option Plan is equal to 10% of the outstanding Common Shares on a non-diluted basis. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares available under the Option Plan, and any exercises of options will make new grants available under the Option Plan;

3. the vesting arrangements are within the discretion of our Board;

4. the term of share option grants are within the discretion of our Board, but cannot exceed six years;

5. the aggregate number of Common Shares reserved for issuance to any one person under the Option Plan may not exceed 5% of the then outstanding Common Shares on a non-diluted basis and the number of Common Shares, together with all of our company's other previously established or proposed security based compensation arrangements reserved for issuance to insiders of our company, may not exceed 10% of the outstanding Common Shares on a non-diluted basis;

6. options terminate within a set period of time, generally 90 days, following an optionholder ceasing to be at least one of an officer, director, employee, consultant or other service provider of our company (or a subsidiary);

7. the exercise price of a share option is fixed by the Board at the time of grant and may not be less than the closing market price of the Common Shares at the time of grant or the volume weighted average trading price of the Common Shares for the five trading days preceding the date of grant;

8. our Board may amend or discontinue the Option Plan at any time, provided that no such amendment shall be made without the approval of any stock exchange on which the Common Shares may be listed, if required by such stock exchange, or, without the consent of the optionees, if it alters or impairs any option previously granted, and provided that the Board will not be entitled to amend an option grant for an option held by an insider to lower the exercise price or to extend the expiry date of options without approval of the exchange and, if required by the exchange, shareholder approval;

9. options granted under the Option Plan are non-assignable; and

10. optionees have the right (the "**Put Right**") to request that our company purchase each of their vested Options for a price (the "**Purchase Price**") equal to the excess of the market price, determined on the date (the "**Notice Date**") of receipt of written notice of exercise (the "**Put Notice**") by our company, over the exercise price for each option being purchased under the Put Right. Upon the exercise of the Put Right, our company is required to deliver to the optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, (a) our Board or the optionee may select all or a portion of the Purchase Price to be satisfied wholly or in part by the issuance of Common Shares from treasury; and (b) our Board, or any committee of our Board to whom the operation of the Option Plan has been delegated, may at its sole discretion decline to accept the exercise of a Put Right at any time.

The current balance of options to acquire 4,604,397 Common Shares represents approximately 8.7% of our currently outstanding Common Shares. As at March 24, 2006, there are 672,832 Common Shares remaining available for issuance under our Option Plan, calculated as 10% of our currently outstanding 52,772,296 Common Shares, less our outstanding options. All options currently outstanding under the Option Plan expire six years from the date of the grant and vest over four years commencing one year after the date of grant subject to accelerated vesting in the case of a change of control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Option Plan, which is our only equity compensation plan, as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Not applicable	Nil
Equity compensation plans not approved by securityholders (1)	3,651,391 Common Shares	$13.06 per Common Share	773,580 Common Shares (2)
Total	3,651,391 Common Shares		773,580 Common Shares

Notes:

(1) Our Board approved the Option Plan prior to the initial public offering of our company which was completed on April 5, 2005. Securityholders of our company were not required to approve the Option Plan at the time that it was adopted by our Board.

(2) Calculated as 10% of the issued and outstanding Common Shares as at December 31, 2005, less the then outstanding stock options.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

Our Board has determined that the following six (6) directors of our company are independent:

John A. Brussa
Richard G. Carl
Andrew Krusen
Hank B. Swartout
Robert N. Waldner
Kenneth S. Woolner

With respect to Mr. Brussa it was noted that the law firm of which he is a partner provides legal services to us, however, our Board determined that he is independent of us after considering such matters as the magnitude of his personal equity holdings of us, the annual billings of his law firm to us and his involvement with other issuers.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Our Board has determined that only one member of our Board is not independent. Our Board has determined that A. Gordon Stollery is not independent as Mr. Stollery is the Chief Executive Officer of our company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Our Board has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
A. Gordon Stollery	AGS Energy 2004 Limited Partnership Spry Energy Ltd.
John A. Brussa	Baytex Energy Ltd. (a subsidiary of Baytex Energy Trust) Capitol Energy Resources Ltd. Cirrus Energy Corporation Crew Energy Inc. Divestco Inc. E4 Energy Inc. Endev Energy Inc. FET Resources Inc. (a subsidiary of Focus Energy Trust) Flagship Energy Inc. Galleon Energy Inc. Grand Petroleum Ltd. Harvest Operations Corp. (a subsidiary of Harvest Energy Trust) Pipeline Management Ltd. (the general partner of Inter Pipeline Fund) Navigo Energy Inc. (a subsidiary of NAV Energy Trust) Ontario Energy Savings Corp. (a subsidiary of Energy Savings Income Fund) Orleans Energy Ltd. Penn West Petroleum Ltd. (a subsidiary of Penn West Energy Trust) Pilot Energy Ltd. Progress Energy Ltd. (a subsidiary of Progress Energy Trust) Rider Resources Ltd. Storm Exploration Inc. Strategic Energy Fund
Hank B. Swartout	Harvest Operations Corp. (a subsidiary of Harvest Energy Trust)

Name of Director	Name of Other Issuer
	Precision Drilling Corporation (administrator to Precision Drilling Trust)
Kenneth S. Woolner	Brompton Equal Weight Income Fund Brompton Equity Split Corp. Brompton MVP Income Fund Brompton Stable Income Fund Brompton VIP Income Fund Business Trust Equal Weight Income Fund Flaherty & Crumrine Investment Grade Preferred Fund Open Range Energy Corp. Orleans Energy Ltd. Sequoia Oil & Gas Trust Tempest Energy Corp. Veteran Resources Inc. Winstar Resources Ltd. YEARS Financial Trust

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and have met in camera three times since the beginning of the fiscal year ended December 31, 2005.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

A. Gordon Stollery, the Chairman of our Board, is not an independent director as Mr. Stollery is the Chief Executive Officer of our company. Our Board has not chosen an independent director to be Chairman, nor appointed a lead director. Our Board provides leadership for its independent directors by establishing committees which are comprised solely of independent members. In addition, any committee or member of our Board may engage outside advisors at the expense of our company, subject to the approval of the Compensation, Nominating and Corporate Governance Committee. Our Board has established a Compensation, Nominating and Corporate Governance Committee, which, as part of its corporate governance mandate, acts as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of our directors for board meetings and committee meetings held since January 1, 2005, is as follows:

Name of Director	Attendance Record
A. Gordon Stollery	8/8 Board Meetings
John A. Brussa	6/8 Board Meetings (1) 2/2 Compensation, Nominating and Corporate Governance Committee Meetings
Richard G. Carl	8/8 Board Meetings 5/5 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings 2/2 Reserves Committee Meetings
Andrew Krusen	8/8 Board Meetings 5/5 Audit Committee Meetings 2/2 Reserves Committee Meetings
Hank B. Swartout	6/8 Board Meetings 3/5 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings 1/1 Reserves Committee Meetings
Robert N. Waldner	2/2 Board Meetings 1/1 Reserves Committee Meetings
Kenneth S. Woolner	1/1 Board Meetings

Notes:

(1) Mr. Brussa was not in attendance at the meeting of our Board to approve the plan of arrangement with White Fire Energy Ltd. ("**White Fire**"). Mr. Brussa advised our Board that he was a director and securityholder of White Fire and, accordingly, he abstained and did not participate in consideration or approval of the plan of arrangement with White Fire.

(2) In addition, a meeting of a special committee of our Board, comprised of Messrs. Stollery, Carl, Swartout, Krusen and Waldner, formed to review, assess and evaluate the proposed acquisition of the business and assets of White Fire, was held on December 9, 2005.

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairman of each of our Board committees, being the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Reserves Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

Our Board, with input from the Chief Executive Officer of our company has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions. In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.highpineog.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each of the senior officers of our company to affirm in writing on an annual basis their agreement to abide by the Code of Business Conduct and Ethics, as to their ethical conduct and in respect of any conflicts of interest. To the extent that our management is unable to make a determination as to whether a breach of the Code has taken place, our Board will review any alleged breach of the Code to determine whether a breach has occurred. Any waiver of the Code for executive officers or directors will be made only by our Board or a committee of our Board. In addition, our Compensation, Nominating and Corporate Governance Committee has as part of its mandate the

responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the year ended December 31, 2005, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's code of business conduct and ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. Our Code of Business Conduct and Ethics provides that activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by our Board; provided that the foregoing shall not apply to our directors who act as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of our Board of the holding of such directorships. Our Code of Business Conduct and Ethics provides that any potential conflicts of interest must be reported immediately to senior management, our Board or the Chairman of our Board, as appropriate.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Our Audit Committee has adopted a "Whistleblower Program" which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors. Due to the small size of our Board, the committee canvasses all members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i) the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii) the competencies and skills that our Board considers each existing director to possess;

(iii) the competencies and skills each new nominee will bring to the boardroom; and

(iv) whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are John A. Brussa (Chairman), Richard G. Carl and Hank B. Swartout, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Compensation, Nominating and Corporate Governance Committee is John A. Brussa.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Compensation of Directors

The Compensation, Nominating and Corporate Governance Committee conducts a yearly review of directors' compensation having regard to director compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are John A. Brussa (Chairman), Richard G. Carl and Hank B. Swartout, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company. Without limiting the generality of the foregoing, the committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii) to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation; and

(iv) to recommend to our Board with respect to non-Chief Executive Officer and director of compensation including to review management's recommendation for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v) to administer the stock option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2005, been retained to assist in determining compensation for any of our company's directors and officers. We have obtained employee compensation data for companies in our peer group from the Towers Perrin Energy Industry Total Reward Database and we have obtained director and officer compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Reserves Committee in addition to the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The members of the Reserves Committee are Kenneth S. Woolner (Chairman), Richard G. Carl and Andrew Krusen. The Reserves Committee is responsible for:

(i) reviewing our company's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing our procedures for complying with our disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing our company's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without limitation on the Reserves Data (as defined in National Instrument 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefore and whether there have been any disputes with management;

(v) providing a recommendation to our Board as to whether to approve the content or filing of the statement of the Reserves Data and other any information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing our company's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of our company's reserves.

Pursuant to the mandate of the Reserves Committee, the committee is to be comprised of at least three (3) directors of our company and a majority of such members shall be independent. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Reserves Committee is Kenneth S. Woolner. The Reserves Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, as part of its mandate, has the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters. Without the limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i) annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii) to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv) to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi) to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii) to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix) make recommendations to our Board regarding appointments of corporate officers and senior management;

(x) review annually the committee's mandate and terms of reference;

(xi) to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii) establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii) review management's monitoring of our company's compliance with the code of business conduct and ethics.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board. Given that the Common Shares have only been publicly traded since April 2005, we have not yet commenced a process of formally assessing our Board, its committees or individual directors with respect to effectiveness and contribution. The committee anticipates commencing formal assessments of our Board and its committees this year. To date, our Board has satisfied itself that our Board, its committees and individual directors are performing effectively through informal discussions.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction that has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement. John A. Brussa, a director of our company, and Fred D. Davidson, the Corporate Secretary of our company, are partners of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to our company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our annual information form for the year ended December 31, 2005 for information in respect of our audit committee as required by Multilateral Instrument 52-110.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Highpine Oil & Gas Limited
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7
Phone: (403) 265-3333
Fax: (403) 265-3362

SCHEDULE "A"

HIGHPINE OIL & GAS LIMITED

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Highpine Oil & Gas Limited ("**Highpine**" or the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Highpine. In general terms, the Board will:

- in consultation with the Chief Executive Officer of the Corporation (the "**CEO**"), define the principal objectives of Highpine;
- supervise the management of the business and affairs of Highpine with the goal of achieving Highpine's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists and that there are adequate management information systems.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.
- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings and review Board materials prior to meetings.

- Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director and provide continuing education as required.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Develop a clear position description for the Chairman of the Board.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.
- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.
- Independent directors shall meet regularly without non-independent directors and management participation.
- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.
- Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

HIGHPINE OIL & GAS LIMITED

Instrument of Proxy
For the Annual General Meeting of Shareholders

The undersigned shareholder of Highpine Oil & Gas Limited (the "**Company**") hereby appoints A. Gordon Stollery, Chairman and Chief Executive Officer of the Corporation, or Greg N. Baum, President and Chief Operating Officer of the Corporation, each of Calgary, Alberta, or instead of either of the foregoing, ________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual general meeting of the shareholders of the Company (the "**Meeting**") to be held on May 10, 2006 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this proxy in the following manner:

1. **FOR** ☐ or **AGAINST** ☐ a resolution fixing the number of directors to be elected at the Meeting at six (6) members;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election as directors for the ensuing year of the six (6) nominees proposed by management in the information circular – proxy statement of the Company dated March 20, 2006;

3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such; and

4. At the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholders, in their sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of our management. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above and who need not be a shareholder, to attend and to act for them and on their behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this _____ day of ______________, 2006.

____
(signature of shareholder)

____
(name of shareholder - please print)

Notes:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. If you are signing as executors, administrators, trustees, etc., you should so indicate and give your full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and received by our Corporate Secretary, c/o Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment or adjournments thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

File No. 82-34869

HIGHPINE OIL & GAS LIMITED

CODE OF BUSINESS CONDUCT AND ETHICS

I. Introduction

Highpine Oil & Gas Limited ("**Highpine**" or the "**Corporation**") requires the highest standards of professional and ethical conduct from our directors, officers and employees. Our reputation among our shareholders for honesty and integrity is key to the success of our business. No director, officer or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We intend that the Corporation's business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all directors, officers and employees are expected to comply. Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the specific policies statements, such as the Disclosure, Confidentiality and Trading Policy. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries. Violation of these policies may result in disciplinary actions up to and including discharge from the Corporation.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II. Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors; provided that the foregoing shall not apply to directors of the Corporation acting as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of the Board of the holding of such directorships. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management, the Board of Directors or the Chairman of the Board, as appropriate.

III. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees, officers and directors are also prohibited from competing with the Corporation; provided that the foregoing shall not apply to directors solely as a result of them acting as directors or officers of other companies which they do not control.

IV. Confidentiality

Employees, officers and directors must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. The obligation to preserve confidential information continues even after you leave the Corporation.

Confidential information includes all non-public information, and information that suppliers and customers have entrusted to us.

V. Protection and Proper Use of Corporation Assets

All employees, officers and directors should endeavour to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary and confidential information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, acquisition and exploration plans and prospects, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Corporation.

VI. Insider Trading

Insider trading is unethical and illegal. Directors, officer and employees are not allowed to trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Corporation has a Disclosure, Confidentiality and Trading Policy, which sets forth your obligations in respect of trading in the Corporation's securities.

VII. Fair Dealing

Each employee, officer and director should endeavour to deal fairly with the Corporation's customers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII. Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees, officers and directors must respect and obey the laws of the cities, provinces and countries in which we operate and avoid even the appearance of impropriety.

IX. Compliance with Environmental Laws

The Corporation is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Corporation is in strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the Corporation's senior management.

X. Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

XI. Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, the environment and third parties, employees and officers must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XII. Accuracy of Corporation Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure that the Corporation's accounting records do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email

and informal notes or interoffice memos. Records should be retained and destroyed in accordance with appropriate business practices and applicable laws.

XIII. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered company property and you should not have any expectation of privacy. Unless prohibited by law, the Corporation reserves the right to access your e-mail communication, and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information on your work computer that you would not want to be seen or heard by other individuals.

XIV. Political Activities and Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Corporation funds and resources may be used, but only when permitted by law and by our strict Corporation guidelines. The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Corporation may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. No employee may make or commit to political contributions on behalf of the Corporation without the approval of the Chief Executive Officer.

XV. Illicit Payments

Unlawful or unethical behaviour in the Corporation's workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

XVI. Payments to Officials

Employees and officers must comply with all laws prohibiting improper payments to officials.

Although certain types of "facilitation" payments may not be illegal, the Corporation's policy is to avoid such payments. If any employee finds that adherence to the Corporation's policy would cause a substantial, adverse effect on operations, that fact should be reported to the Corporation's senior management which will determine whether an exception may lawfully be authorized. If the facilitating payment is made, such payment must be properly entered and identified on the books of the Corporation and all appropriate disclosures made.

XVII. Reporting of any Illegal or Unethical Behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

XVIII. Directors Role in the Code of Business Conduct and Ethics

To the extent that management is unable to make a determination as to whether a breach of this Code has taken place, the Board of Directors will review any alleged breach of the Code to determine if a breach has occurred.

Any waiver of this Code for executive officers or directors will be made only by the Board of Directors or a committee of the Board of Directors and conduct by a director or executive officer which constitutes a material departure from this Code may be promptly disclosed if required by law or stock exchange regulation.

XIX. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or a member of human resources for guidance.

If you do not feel comfortable discussing the matter with your supervisor, manager or human resources, please call the Chairman of the Board (A. Gordon Stollery), the Chairman of the Audit Committee (Richard G. Carl) or the President and Chief Operating Officer (Greg N. Baum). Their numbers are (403) 265-3333, (416) 587-9641 and (403) 265-3333, respectively.

HIGHPINE OIL & GAS LIMITED

CODE OF ETHICS FOR SENIOR OFFICERS

I. Introduction

This Code of Ethics for Senior Officers of Highpine Oil & Gas Limited (the "**Corporation**") is applicable to the Corporation's senior officers, the Corporation's principal financial officer and controller or principal accounting officer, or any person performing similar functions. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries. "**Senior Officers**" means (i) the chair or a vice-chair of the board of directors, the president, a vice-president, the secretary, the treasurer or the general manager of a company or any other individual who performs functions for an issuer similar to those normally performed by an individual occupying any such office; and (ii) each of the five highest paid employees of an issuer, including any individual referred to in clause (i).

While we expect honest and ethical conduct in all aspects of Corporation business from all employees, we expect the highest possible standards from our Senior Officers. You are setting an example for other employees and we expect you to foster a culture of transparency, integrity and honesty. Compliance with this Code and the Code of Business Conduct and Ethics is a condition to your employment and any violations will be dealt with severely.

II. Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appear to interfere, in any way, with the interests of the Corporation as a whole. A conflict situation can arise when you take action or have interests that may make it difficult for you to perform your work effectively. Conflicts of interest also arise when you, or a member of your family, receives improper personal benefits as a result of your position in the Corporation. Loans to, or guarantees of obligations of, any employees, officers, directors or any of their family members are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest. You are also prohibited from competing with the Corporation.

Engaging in any conduct that represents a conflict of interest is prohibited.

As a Senior Officer of the Corporation, it is imperative that you avoid any investment, interest or association which interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Corporation's best interest. Any potential conflicts of interests must be reported immediately to the Chairman of the board of directors of the Corporation.

III. Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports is required by securities regulators and essential to the success of our business. Please exercise the highest standard of care in preparing such reports in accordance with the guidelines set forth below.

- All Corporation accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

- All records must fairly and accurately reflect the transactions or occurrences to which they relate.

- All records must fairly and accurately reflect in reasonable detail the Corporation's assets, liabilities, revenues and expenses.
- The Corporation's accounting records must not contain any false or intentionally misleading entries.
- No transactions will be intentionally misclassified as to accounts, departments or accounting periods.
- All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
- No information will be concealed from the internal auditors or the independent auditors.
- Compliance with Generally Accepted Accounting Principles and the Corporation's system of internal accounting controls is required at all times.

IV. Compliance with Laws

You are expected to comply with both the letter and spirit of all applicable governmental rules and regulations. If you fail to comply with this Code, the Code of Business Conduct and Ethics and applicable laws you will be subject to disciplinary measures, up to and including discharge from the Corporation.

HIGHPINE OIL & GAS LIMITED

COMPLIANCE AFFIRMATION FOR SENIOR OFFICERS

I. Affirmation of Compliance

The undersigned certifies that he or she has received and read the Code of Business Conduct and Ethics and the Code of Ethics for Senior Officers and agrees to abide by the policies summarized therein.

II. Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party, directly or indirectly, on behalf of Highpine Oil & Gas Limited or any subsidiary or division thereof (hereinafter collectively called the "**Corporation**"):

1. was characterized by honesty and integrity;
2. complies with applicable laws and regulations;
3. did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;
4. did not involve any unlawful arrangements with competitors; and
5. was recorded and properly described on the Corporation's books.

If there are any exceptions, please describe them on the reverse side.

III. Conflict of Interest Questionnaire

Please answer "Yes" or "No" to the following questions. If the answer to any question is "Yes," full details must be given on the reverse side.

A. Have you or, to your knowledge, has any member of your immediate family, at any time during the period since the later of: (i) the last time you completed the Compliance Affirmation for Senior Officers; and (ii) the date you became a Senior Officer of the Corporation:

1. engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to the Corporation, otherwise than in the normal capacity of officer or employee of the Corporation;

Yes____ No____

2. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Corporation;

Yes____ No____

3. been interested monetarily, directly or indirectly, in any organization doing business with the Corporation (unless as a holder of less than 1% of the voting securities issued by a corporation whose securities are publicly traded); and

Yes____ No____

4. been a recipient, directly or indirectly, of any payments or material gifts of any kind from or on behalf of any organization doing business with the Corporation (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded)?

Yes____ No____

B. Is any transaction contemplated, involving you or any member of your immediate family, which, if consummated, would be described in answer to any of the preceding items?

Yes____ No____

C. Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Corporation?

Yes____ No____

____
(Please sign)

____
Title

Dated ______________________

HIGHPINE OIL & GAS LIMITED

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1. Identity of Company

1.1 Name and Address of Company

Highpine Oil & Gas Limited ("**Highpine**" or the "**Corporation**")
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

1.2 Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the significant acquisition and this Business Acquisition Report ("**Report**") is Harry D. Cupric, Vice President, Finance and Chief Financial Officer and his business telephone number is (403) 265-3333.

Item 2. Details of Acquisition

2.1 Nature of Business Acquired

On August 1, 2006, the Corporation acquired (the "**Acquisition**") all of the issued and outstanding common shares of Kick Energy Corporation ("**Kick**") pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta).

Prior to its acquisition by Highpine, Kick was a publicly traded company listed on the Toronto Stock Exchange.

Kick's oil and gas properties are located in the Brazeau/Pembina area of Alberta. As at December 31, 2005, Kick had interests in 21 gross (18.6 net) gas wells and 10 gross (9.7 net) oil wells in the Brazeau/Pembina area as well as undeveloped land holdings of 59,040 gross (52,006 net) acres.

2.2 Date of Acquisition

The date of the acquisition of Kick was August 1, 2006.

2.3 Consideration

Pursuant to the Acquisition, all of the outstanding common shares of Kick were acquired by Highpine, and Kick became a wholly-owned subsidiary of the Corporation. The previous shareholders of Kick received 0.32 of a class "A" common share of Highpine for each common share of Kick. Highpine issued an aggregate of 14,830,840 class "A" common shares to the former shareholders of Kick on completion of the Acquisition. As a result of the Acquisition, the Corporation also assumed approximately $40.5 million of debt including a working capital deficit and transaction costs.

2.4 Effect on Financial Position

On completion of the Acquisition, Kick became a wholly-owned subsidiary of Highpine. Kick's principal properties are located in the Brazeau/Pembina area of Alberta and are anticipated to

both strengthen and extend Highpine's dominant position in the prolific Pembina/Nisku exploration trend with new undeveloped lands, including adding approximately 30 high working interest Nisku drilling prospects and strategic production and pipeline facilities.

As a result of the Acquisition, the Corporation also assumed approximately $40.5 million of debt including a working capital deficit and transaction costs. Highpine may continue to operate Kick as a wholly-owned subsidiary or Kick may be amalgamated with or wound up into Highpine or an affiliate of Highpine or Highpine may transfer certain of Kick's producing assets into a partnership.

See also Schedule "B" hereto which are the unaudited pro forma consolidated balance sheet of Highpine as at March 31, 2006 and the unaudited pro forma consolidated statement of operations for the three months then ended and for the year ended December 31, 2005.

2.5 Prior Valuations

No valuation opinion required by securities legislation or a Canadian stock exchange or market to support the consideration payable by the Corporation pursuant to the Acquisition has been obtained within the past 12 months by the Corporation.

2.6 Parties to Transaction

No informed person, associate or affiliate of the Corporation, as those terms are defined under applicable securities legislation, was a party to the Acquisition.

2.7 Date of Report

August 4, 2006.

Item 3. Financial Statements

The audited financial statements of Kick as at and for the years ended December 31, 2005 and 2004 together with the notes thereto and the auditor's report thereon and the unaudited interim financial statements of Kick as at and for the three months ended March 31, 2006, together with the notes thereto, are attached as Schedule "A" to this Report.

The unaudited pro forma consolidated balance sheet of Highpine as at March 31, 2006 and unaudited pro forma consolidated statement of operations for the three months then ended and for the year ended December 31, 2005, together with the notes thereto and the compilation report thereon, are attached as Schedule "B" to this Report.

SCHEDULE "A"

AUDITED FINANCIAL STATEMENTS OF KICK ENERGY CORPORATION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND THE UNAUDITED INTERIM FINANCIAL STATEMENTS OF KICK ENERGY CORPORATION FOR THE THREE MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S REPORT

Management's Statement of Responsibility for Financial Reporting

The management of Kick Energy Corporation is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial operating data contained in this Annual Report, including Management's Discussion and Analysis.

The accompanying financial statements have been reviewed by management and have been prepared in accordance with Canadian generally accepted accounting principles using estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The financial statements have been prepared using policies and procedures established by management and reflect fairly the Company's financial condition and results of operations, within reasonable limits of materiality and within the framework of the accounting policies outlined in the notes to the financial statements. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances.

Management has established and maintains a system of internal control, which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and that financial information is reliable and accurate. Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards and applicable laws and maintains proper standards of conduct for its activities.

The financial statements have been examined by Deloitte and Touche LLP, the external auditors. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and the financial condition of the Company. The external auditors have unrestricted access to the Company, the Audit Committee and the Board of Directors. The Company also retains independent petroleum consultants, Gilbert Laustsen Jung Associates Ltd., to conduct independent evaluations of the Company's oil and gas reserves.

The Audit Committee of the Board of Directors, currently composed of three independent directors, reviews the Company's internal control systems. It recommends to the Board of Directors the external auditors to be engaged by the Company, reviews and approves the fee, scope and timing of the audit and other related services rendered by the external auditors and reviews with the auditors their audit report. The Audit Committee is governed by and complies with a charter adopted by the Board of Directors.

The Audit Committee has reviewed in detail, the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

(signed)

Ulla B. Fuss
Vice President, Finance and Chief Financial Officer

(signed)

Timothy T. Hunt
President and Chief Executive Officer

March 17, 2006

AUDITORS' REPORT

Auditors' Report to the Shareholders of Kick Energy Corporation

We have audited the balance sheets of Kick Energy Corporation as at December 31, 2005 and 2004 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

Calgary, Alberta
March 10, 2006

Chartered Accountants

FINANCIAL STATEMENTS

Balance Sheets

As at December 31, (thousands)	2005	2004
Assets		
Current		
Accounts receivable	$ 9,656	$ 6,632
Prepaid expenses	50	59
Total current assets	9,706	6,691
Property and equipment (Note 2)	109,331	75,111
Total assets	$ 119,037	$ 81,802
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 28,822	$ 16,367
Production loan (Note 3)	7,346	7,725
Total current liabilities	36,168	24,092
Asset retirement obligations (Note 4)	3,858	2,352
Future income tax liability (Note 5)	20,175	13,943
Total liabilities	60,201	40,387
Shareholders' Equity		
Share capital (Note 6)	26,694	24,983
Contributed surplus (Note 6)	3,640	2,215
Retained earnings	28,502	14,217
Total shareholders' equity	58,836	41,415
Total liabilities and shareholders' equity	$ 119,037	$ 81,802

See accompanying notes to the Financial Statements.

On behalf of the Board:

(signed)

Timothy T. Hunt, Director

(signed)

Brian D. Heald, Director

Statements of Operations and Retained Earnings

For the years ended December 31, (thousands except share amounts)	2005	2004
Revenue		
Oil sales	**$ 2,167**	$ 826
Natural gas sales	**27,955**	18,229
Natural gas liquids sales	**44,331**	25,343
Other	**140**	126
Royalty expense	**(21,096)**	(11,908)
Alberta royalty tax credit	**500**	500
	53,997	33,116
Expenses		
Operating	**9,781**	7,521
General and administrative	**2,730**	1,515
Depletion and depreciation	**18,153**	12,793
Accretion of asset retirement obligation (Note 4)	**291**	184
Interest	**313**	130
	31,268	22,143
Earnings before income taxes	**22,729**	10,973
Provision for current income taxes (Note 5)	**2,610**	47
Provision for future income taxes (Note 5)	**5,834**	3,877
Net earnings	**14,285**	7,049
Retained earnings, beginning of year	**14,217**	7,168
Retained earnings, end of year	**$ 28,502**	$ 14,217
Net earnings per share (Note 7)		
Basic	**$ 0.32**	$ 0.17
Diluted	**$ 0.32**	$ 0.16
Weighted average Common Shares outstanding (Note 7)		
Basic	**44,025,085**	42,521,099
Diluted	**45,055,169**	44,360,449

See accompanying notes to the Financial Statements.

Statements of Cash Flows

For the year ended December 31, (thousands except share amounts)	2005	2004
Cash flows related to the following activities:		
Operating activities		
Net earnings	$ 14,285	$ 7,049
Items not requiring cash:		
Depletion and depreciation	18,153	12,793
Accretion of asset retirement obligation	291	184
Provision for future income taxes (Note 5)	5,834	3,877
Employee stock option expense (Note 6)	1,433	269
Donation of used office equipment	-	2
	39,996	24,174
Changes in non-cash operating working capital	963	1,006
Cash provided by operating activities	40,959	25,180
Financing activities		
Proceeds from issue of shares, net of costs	2,101	1,106
Increase in production loan	(379)	7,725
Cash provided by financing activities	1,722	8,831
Investing activities		
Additions to property and equipment	(51,159)	(35,413)
Changes in non-cash investing working capital	8,478	(419)
Cash used in investing activities	(42,681)	(35,832)
Net cash inflow	-	(1,821)
Cash and cash equivalents, beginning of year	-	1,821
Cash and cash equivalents, end of year	$ -	$ -
Supplemental cash flow information:		
Interest	313	130
Cash taxes	34	47

See accompanying notes to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

Years ended December 31, 2005 and 2004
($thousands except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

These financial statements of Kick Energy Corporation ("the Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. The following significant accounting policies are presented to assist the reader in evaluating these financial statements and, together with the following notes, should be considered an integral part of the financial statements.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and demand deposits with an original maturity of less than three months.

Petroleum and natural gas properties and equipment

Capitalized costs

The Company follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs relating to acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease rentals on non-productive wells, costs of drilling productive and non-productive wells, well equipment costs, and expenditures related to exploration, and development activities. Proceeds from disposal of properties are normally applied as a reduction of the cost of the remaining assets unless the disposal would alter the rate of depletion by 20% or more, in which case a gain or loss on disposal will be recorded in the statement of earnings. The Company does not capitalize general and administrative expenses.

Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit of production method based on estimated proved reserves of oil and gas, before royalties, as determined by independent petroleum engineers. Units of natural gas have been converted into barrel of oil equivalents on a relative energy content basis at a ratio of six thousand cubic feet of gas to one barrel of oil.

The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties and salvage, plus provision for estimated future development costs of proved undeveloped reserves. The cost of undeveloped properties are not depleted until they are proven or impaired, at which point they are included in the depletable cost base.

Production equipment is recorded at cost and is depreciated, net of estimated residual value, using the unit of production method over the estimated useful life of reserves. Office equipment is depreciated using the declining balance method at rates varying from 20% to 100%.

Full Cost Accounting

Accounting Guideline 16, "Oil and Gas Accounting - Full Cost". The guideline requires cost centres be tested for recoverability using undiscounted future cash flows from proved reserves which are determined by using forward indexed prices. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value. Fair value is estimated using accepted present value techniques which incorporate risks and other uncertainties when determining expected cash flows from proved and probable reserves.

Asset retirement obligations

CICA Handbook Section 3110, "Asset Retirement Obligations", requires the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and related facilities. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset.

The asset retirement obligation is initially recorded at the estimated fair value as a long-term liability with a corresponding increase to property and equipment. The depletion of property and equipment is allocated to expense using the unit-of-production basis. The liability is increased each reporting period for the fair value of any new retirement and reclamation costs and the corresponding accretion on the original provision. The accretion is charged to earnings in the period incurred. The provision will also be revised in future periods for any changes to timing related to cash flows or retirement and reclamation costs. Actual retirement and reclamation expenditures incurred are charged to the asset retirement obligation to the extent that the liability exists on the balance sheet. Differences between the actual costs incurred and the fair value of the liability recorded are recognized in earnings in the period incurred.

Revenue Recognition

Petroleum and natural gas sales are recognized as revenue when commodities are delivered to purchasers.

Joint Operations

Certain of the Company's exploration and production activities are conducted jointly with others through unincorporated joint ventures. The accounts of the Company reflect its proportionate interest in such activities.

Future Income Taxes

The Company follows the liability method of accounting for future income taxes under which the future income tax provision is based on the temporary differences between the bases and carrying values calculated using income tax rates expected to apply in the year in which the temporary differences will reverse. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Stock-based compensation plans

The Company determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders' equity.

Upon exercise of stock options, the considerations paid, along with the contributed surplus previously recognized, is recorded in share capital. All forfeitures will be accounted for as they occur.

Per share amounts

Net income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of "in-the-money" stock options and previously unrecognized stock compensation are used to repurchase common shares at the average market price.

Flow-through shares

The Company has issued flow-through shares to finance a portion of its exploration and development activities. Pursuant to the terms of the subscription agreements, the tax benefits associated with the expenditures are renounced to the subscribers. The Company records the gross carrying value of the expenditures as they occur. The future income tax liability is recognized and the shareholder's equity is reduced on the date that the Company renounces the tax credits associated with the expenditures provided there is reasonable assurance that the expenditures will be made.

2. PROPERTY AND EQUIPMENT

	Dec. 31, 2005	Dec. 31, 2004
Petroleum and natural gas properties	**$ 109,526**	$ 74,772
Production equipment	**36,784**	19,174
Office furniture and equipment	**122**	113
	146,432	94,059
Less accumulated depletion and depreciation	**37,101**	18,948
	$ 109,331	$ 75,111

At December 31, 2005, undeveloped land and seismic in the amount of $17.5 million were excluded from costs subject to

–

- $5.0 million). No overhead costs or interest were capitalized and included in the property and equipment balances.

The Company performed a ceiling test at December 31, 2005 based on the undiscounted value of future net cash flows associated with its proved reserves using the January 1, 2006 commodity price forecast of its independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of the Company's future net revenues from proved reserves exceeded the carrying value of petroleum and natural gas properties.

	Crude Oil		Natural Gas Liquids			Natural Gas
			Propane	Butane	Pentanes Plus	
	WTI at Cushing $US/bbl	Edmonton Par $Cdn/bbl	Edmonton $Cdn/bbl	Edmonton $Cdn/bbl	Edmonton $Cdn/bbl	AECO-C Spot $Cdn/mmbtu
2006	57.00	66.25	42.50	49.00	67.00	10.60
2007	55.00	64.00	41.00	47.25	65.25	9.25
2008	51.00	59.25	38.00	43.75	60.50	8.00
2009	48.00	55.75	35.75	41.25	56.75	7.50
2010	46.50	54.00	34.50	40.00	55.00	7.20
2011	45.00	52.25	33.50	38.75	53.25	6.90
2012	45.00	52.25	33.50	38.75	53.25	6.90
2013	46.00	53.25	34.00	39.50	54.25	7.05
2014	46.75	54.25	34.75	40.25	55.25	7.20
2015	47.75	55.50	35.50	41.00	56.50	7.40
2016	48.75	56.50	36.25	41.75	57.75	7.55

Thereafter prices escalate at 2.0% per annum.

3. PRODUCTION LOAN

The Company has a revolving production loan facility in the aggregate amount of $25.0 million with a Canadian chartered bank. Advances in the amount of $7.3 million were drawn against this facility at December 31, 2005 (2004 - $7.7 million). An irrevocable standby letter of credit in the amount of $50,000 is outstanding at December 31, 2005.

Under this loan facility, advances are secured by a general security agreement constituting a first ranking charge on the Company's properties and assets and bear interest at the Bank's prime rate.

The facility is renewable semi-annually based on the value of petroleum and natural gas assets as determined by the bank. Although the advances under this facility are due on demand, no principal payments are scheduled for the next five years, providing conditions are satisfied continuously as outlined in the loan agreement between the Company and the bank.

4. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $5.7 million which is scheduled to be incurred between 2010 and 2020. A credit-adjusted risk-free interest rate of 7.5 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Dec. 31, 2005	Dec. 31, 2004
Balance beginning of year	$ 2,352	$ 1,593
Liabilities incurred in the year	1,215	575
Accretion expense	291	184
Balance, end of year	$ 3,858	$ 2,352

5. INCOME TAXES

The provision for current and future income taxes differs from the expected amount calculated by applying the Canadian combined Federal and Provincial corporate tax rate of 37.62% (2004 - 38.92%) to earnings before income taxes. The major components of these differences are explained as follows:

	2005	2004
Earnings before income tax	$ 22,729	$ 10,973
Computed expected provision for income taxes	8,551	4,270
Increase (decrease) in taxes resulting from:		
Non-deductible crown charges	4,413	2,954
Alberta royalty tax credit	(188)	(146)
Resource allowance	(3,544)	(2,346)
Rate reduction	(1,223)	(786)
Other	435	(22)
Income tax provision	$ 8,444	$ 3,924
Current income tax	$ 2,610	$ 47
Future income tax	5,834	3,877
Total income tax	$ 8,444	$ 3,924

The components of future tax are as follows:	2005	2004
Future income tax liabilities:		
Capital assets	$ 21,533	$ 14,869
Future income tax assets:		
Asset retirement obligations	(1,319)	(843)
Other	(39)	(83)
Future income tax liability	$ 20,175	$ 13,943

The following deductions were available for future income tax purposes as at December 31, 2005.

		Annual rate of claim
Canadian exploration expense	$ -	100%
Canadian development expense	9,475	30%
Canadian oil and gas property expense	10,277	10%
Undepreciated capital cost	26,598	20 -100%
Share issuance expenses	115	20%
	$ 46,465	

6. SHARE CAPITAL

Authorized - Unlimited number of Common Shares
Unlimited number of Class A Preferred Shares
Unlimited number of Class B Preferred Shares

	Number of Shares	Amount
Issued		
Common Shares		
Balance, December 31, 2003	42,514,574	$ 23,875
Shares issued on private placement of flow-through shares	238,800	1,110
Share issue costs	-	(4)
Tax benefits relating to share issue costs	-	2
Balance, December 31, 2004	42,753,374	24,983
Tax benefits renounced relating to flow-through shares	-	(398)
Shares issued on exercise of options	2,016,666	2,109
Balance, December 31, 2005	44,770,040	$ 26,694

Contributed Surplus

Balance, December 31, 2003	$ 1,947
Compensation expense for stock options for 2004	268
Balance, December 31, 2004	2,215
Compensation expense for stock options for 2005	1,433
Exercise of stock options in 2005	(8)
Balance, December 31, 2005	$ 3,640

Stock Based Compensation

The Company has a fixed stock option plan whereby directors, officers and employees of the Company may be granted options up to 10% of the outstanding Common Shares. The exercise price of each existing option can not be less than the market price of the Company's stock on the date of grant and an option's maximum term is five years. Existing options vest over three years.

A summary of the status of the Company's fixed stock option plan, as at December 31, 2005 and a summary of changes which occurred over the year is presented below:

Fixed Stock Options	2005		2004	
	Shares	**Weighted Avg. Exercise Price**	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	**3,595,000**	**$1.49**	3,180,000	$1.16
Granted in year	**2,002,000**	**7.02**	415,000	3.98
Exercised	**(2,016,666)**	**(1.05)**	-	-
Forfeited	**(2,000)**	**(4.00)**	-	-
Outstanding at end of year	**3,578,334**	**$4.83**	3,595,000	$1.49
Options exercisable at year-end	**908,324**	**$1.77**	2,394,664	$1.10

The Company has up to 898,670 additional Common Shares available for future option issuances.

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Weighted Average Number Outstanding At Dec. 31/05	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable At Dec. 31/05	Weighted Average Exercise Price
$7.10	400,400	4.87	$7.10	-	$7.10
7.00	1,601,600	4.35	7.00	-	7.00
4.00	403,000	3.86	4.00	134,328	4.00
3.05	10,000	3.67	3.05	3,333	3.05
1.75	200,000	2.90	1.75	133,333	1.75
1.30	963,334	2.39	1.30	637,330	1.30
$1.30 - 7.10	3,578,334	3.74	$4.83	908,324	$1.77

The weighted average grant date fair value of the options granted in 2005 was $2.65 per option (2004 - $1.72). The Company's net earnings for 2005 were reduced by $1.4 million (2004 - $268,881). The estimated fair value of the options is amortized to general and administrative expense over the option vesting period of three years.

The fair value of each option on the date of grant is determined using the Black-Scholes option pricing model with weighted average assumptions as follows:

	2005	2004
Risk free interest rate (%)	**3.20**	4.00
Expected life (years)	**3.00**	3.00
Expected volatility (%)	**51.72**	60.00
Dividend per share	**0.00**	0.00

7. EARNINGS PER SHARE

Basic net earnings per Common Share is computed by dividing the net earnings by the weighted average number of Common Shares outstanding during the year. Diluted net earnings per share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and unrecognized stock compensation are used to repurchase Common Shares at the average market price. For the year ended December 31, 2005, nil (2004 - 405,000) options were anti-dilutive and therefore excluded from the calculation as their exercise price was greater than the annual average market price of the Company's Common Shares.

	2005	2004
Net earnings (loss)	$ 14,285	$ 7,049
Per Common Share - basic	0.32	0.17
Per Common Share - diluted	0.32	0.16
Weighted average number of Common Shares outstanding:		
Basic	44,025,085	42,521,099
Options assumed exercised	3,578,334	3,595,000
Shares assumed purchased	(2,548,250)	(1,755,650)
Diluted	45,055,169	44,360,449

8. FINANCIAL INSTRUMENTS

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and the production loan facility. The carrying value of these financial instruments approximates their fair value due to their short-term nature or because they bear interest at a floating rate.

As the Company's production loan facility bears interest at various rates based on the bank's prime rate, the Company is subject to interest rate fluctuations.

The majority of the Company's accounts receivable are due from large, reputable companies, therefore, management has assessed the risk of credit related losses as being minimal.

The Company is exposed to fluctuations in commodity prices for natural gas, crude oil, and natural gas liquids. Commodity prices are affected by many factors including supply, demand, and the Canadian to US dollar exchange rate. The Company may choose to enter into hedge contracts to mitigate the effect of such fluctuations. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company has not entered into any hedging contracts.

9. CONTRACTUAL OBLIGATIONS

	Total	2006	2007	2008	2009	2010 and beyond
Joint venture commitments	7,000	7,000	-	-	-	-
Lease rentals of oil and gas properties (1)	135	27	27	27	27	27
Operating leases (2)	80	80	-	-	-	-
Total	7,215	7,107	27	27	27	27

(1) Lease rentals relating to oil and gas properties are paid annually at the same rate until amended by a rental review. Alberta leases are reviewed every five years.
(2) Related to office space and office equipment obligations.

The Company has entered into various contractual obligations and commitments, which have been considered when assessing anticipated capital resources. At December 31, 2005 the Company had commitments to drill three wells in order to earn land positions. The Company has a letter of credit in the amount of $50,000 outstanding at year end.

In the normal course of operations, the Company may provide various guarantees and indemnifications, none of which are expected to have a significant impact on the Company's financial statements or operations.

MANAGEMENT'S REPORT

The management of Kick Energy Corporation is responsible for the integrity and objectivity of the information contained in this interim report and for the consistency between the financial statements and other financial operating data contained in this interim report, including Management's Discussion and Analysis.

The accompanying financial statements have been reviewed by management and have been prepared in accordance with Canadian generally accepted accounting principles using estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The financial statements have been prepared using policies and procedures established by management and reflect fairly the Company's financial condition and results of operations, within reasonable limits of materiality and within the framework of the accounting policies outlined in the notes to the financial statements. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances.

Management has established and maintains a system of internal control, which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and that financial information is reliable and accurate. Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards and applicable laws and maintains proper standards of conduct for its activities.

The Audit Committee of the Board of Directors, currently composed of three independent directors, reviews the Company's internal control systems. It recommends to the Board of Directors the external auditors to be engaged by the Company, reviews and approves the fee, scope and timing of the audit and other related services rendered by the external auditors and reviews with the auditors their audit report. The Audit Committee is governed by and complies with a charter adopted by the Board of Directors.

The Audit Committee has reviewed in detail, the financial statements with management. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The interim financial statements have not been reviewed by the Company's external auditors.

(signed) "Ulla B. Fuss"

Ulla B. Fuss
Vice President, Finance and
Chief Financial Officer

(signed) "Timothy T. Hunt"

Timothy T. Hunt
President and Chief
Executive Officer

May 9, 2006

BALANCE SHEETS

(thousands)

(unaudited)	March 31, 2005	December 31, 2005
Assets		
Current		
Accounts receivable	**$ 8,531**	$ 9,656
Prepaid expenses	**41**	50
Total current assets	**8,572**	9,706
Property and equipment (Note 2)	**120,737**	109,331
Total assets	**$ 129,309**	$ 119,037
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 22,441**	$ 28,822
Production loan (Note 3)	**19,182**	7,346
Total current liabilities	**41,623**	36,168
Asset retirement obligations (Note 4)	**4,218**	3,858
Future income tax liability	**21,981**	20,175
Total liabilities	**67,822**	60,201
Shareholders' Equity		
Share capital (Note 5)	**26,694**	26,694
Contributed surplus (Note 5)	**4,170**	3,640
Retained earnings	**30,623**	28,502
Total shareholders' equity	**61,487**	58,836
Total liabilities and shareholders' equity	**$ 129,309**	$ 119,037

See accompanying notes to the interim financial statements.

On behalf of the Board of Directors:

(signed) "Timothy T. Hunt"

Timothy T. Hunt, Director

(signed) "Brian D. Heald"

Brian D. Heald, Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(thousands, except share amounts)

Three months ended March 31, (unaudited)	2006	2005
Revenue		
Oil sales	$ 1,311	$ 580
Natural gas sales	5,546	5,286
Natural gas liquids sales	9,765	13,041
Other	32	28
Royalty expense (net of ARTC)	(4,281)	(4,601)
	12,373	14,334
Expenses		
Operating	3,397	1,834
General and administrative	872	493
Depletion and depreciation	4,884	4,520
Accretion of asset retirement obligations (Note 4)	84	59
Interest	146	84
	9,383	6,990
Earnings before income taxes	2,990	7,344
Provision for current income taxes	(937)	19
Provision for future income taxes	1,806	2,396
Net earnings	2,121	4,929
Retained earnings, beginning of period	28,502	14,217
Retained earnings, end of period	$ 30,623	$ 19,146
Net earnings per share (Note 6)		
Basic	$ 0.05	$ 0.12
Diluted	$ 0.05	$ 0.11
Weighted average Common Shares outstanding (Note 6)		
Basic	44,770,040	42,753,374
Diluted	45,758,322	45,256,027

See accompanying notes to the interim financial statements.

STATEMENTS OF CASH FLOWS
(thousands)

Three months ended March 31, (unaudited)		2006		2005
Cash flows related to the following activities:				
Operating activities				
Net earnings	$	**2,121**	$	4,929
Items not requiring cash				
Depletion and depreciation		**4,884**		4,520
Accretion of asset retirement obligation		**84**		59
Provision for future income taxes		**1,806**		2,396
Employee stock option expense		**530**		118
		9,425		12,022
Changes in non-cash operating working capital		**(3,869)**		(3,030)
Cash provided by operating activities		**5,556**		8,992
Financing activities				
Proceeds from issue of shares, net of costs		**-**		-
Increase (decrease) in production loan		**11,836**		(1,232)
Cash provided by financing activities		**11,836**		(1,232)
Investing activities				
Additions to property and equipment		**(16,014)**		(11,214)
Changes in non-cash investing working capital		**(1,378)**		3,454
Cash used in investing activities		**(17,392)**		(7,760)
Net cash inflow		**-**		-
Cash position, beginning of period		**-**		-
Cash position, end of period	$	**-**	$	-
Supplemental cash flow information:				
Interest	$	**146**	$	84
Cash taxes	$	**-**	$	19

See accompanying notes to the interim financial statements.

NOTES TO FINANCIAL STATEMENTS

For the periods ended March 31, 2006 and 2005
($thousands, except share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

These interim financial statements follow the same accounting policies and methods as the most recent annual financial statements, and include all adjustments necessary to present fairly the results for the interim periods. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2005.

2. PROPERTY AND EQUIPMENT

	March 31, 2006	December 31, 2005
Petroleum and natural gas properties	**$ 120,506**	$ 109,526
Production equipment	**42,093**	36,784
Office furniture and equipment	**122**	122
	162,721	146,432
Less accumulated depletion and depreciation	**41,984**	37,101
	$ 120,737	$ 109,331

At March 31, 2006, undeveloped land and seismic in the amount of $19.1 million were excluded from costs subject to depletion and depreciation (December 31, 2005 - $17.5 million). No overhead costs were capitalized and included in property and equipment balances.

The Company performed an impairment test calculation at March 31, 2006 to assess the recoverable value of petroleum and natural gas properties and equipment based on the undiscounted value of future net cash flows associated with its proved reserves using the January 1, 2006 commodity price forecast of its independent reserve evaluators, adjusted for commodity price differentials specific to the Company. Based on these assumptions, the undiscounted value of future net revenues of the Company's reserves exceeded the carrying value of petroleum and natural gas properties and equipment at March 31, 2006.

3. PRODUCTION LOAN

The Company has a revolving production loan facility in the aggregate amount of $25.0 million with a Canadian chartered bank. Advances in the amount of $19.2 million were drawn against this facility at March 31, 2006 (December 31, 2005 - $7.3 million). An irrevocable standby letter of credit in the amount of $50,000 was outstanding at March 31, 2006.

Under this loan facility, advances are secured by a general security agreement constituting a first ranking charge on the Company's properties and assets and bear interest at the Bank's prime rate.

The credit is renewable semi-annually based on the value of petroleum and natural gas assets as determined by the bank. Although the advances under the facility are due on demand, no principal payments are scheduled for the next five years, providing conditions are satisfied continuously as outlined in the loan agreement between the Company and the bank.

4. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $6.1 million which is scheduled to be incurred between 2010 and 2020. A credit-adjusted risk-free interest rate of 7.5 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	March 31, 2006	December 31, 2005
Balance, beginning of period	**$ 3,858**	$ 2,352
Liabilities incurred in the period	**276**	1,215
Accretion expense	**84**	291
Balance, end of period	**$ 4,218**	$ 3,858

5. SHARE CAPITAL

Authorized - Unlimited number of Common Shares
Unlimited number of Class A Preferred Shares
Unlimited number of Class B Preferred Shares

	Number of Shares	Amount
Issued		
Common Shares		
Balance, December 31, 2005	44,770,040	$ 26,694
Share capital at March 31, 2006	44,770,040	$ 26,694

Contributed Surplus

Balance, December 31, 2005	$ 3,640
Compensation expense for stock options for the period	530
Balance, March 31, 2006	$ 4,170

Stock Based Compensation

The Company has a fixed stock option plan whereby directors, officers and employees of the Company may be granted options up to 10% of the outstanding Common Shares. The exercise price of each existing option can not be less than the market price of the Company's stock on the date of grant and an option's maximum term is five years. Existing options vest over three years.

A summary of the status of the Company's fixed stock option plan, as at March 31, 2006 and a summary of changes which occurred over the period is presented below:

Fixed Stock Options

	Shares	Weighted Avg. Exercise Price
Balance, at December 31, 2005	3,578,334	$ 4.83
Granted in period	-	-
Exercised	-	-
Forfeited	-	-
Outstanding at March 31, 2006	3,578,334	$ 4.83
Options exercisable at March 31, 2006	908,324	$ 1.77

The Company has up to 898,670 Common Shares available for future option issuances.

The following table summarizes information about fixed stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Weighted Average Number Outstanding At Mar. 31/06	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable At Mar. 31/06	Weighted Average Exercise Price
$7.10	400,400	4.62	$7.10	-	$7.10
7.00	1,601,600	4.10	7.00	-	7.00
4.00	403,000	3.61	4.00	134,328	4.00
3.05	10,000	3.42	3.05	3,333	3.05
1.75	200,000	2.65	1.75	133,333	1.75
1.30	963,334	2.14	1.30	637,330	1.30
$1.30 - 7.10	3,578,334	3.49	$4.83	908,324	$1.77

6. EARNINGS PER SHARE

Basic net earnings per Common Share is computed by dividing the net earnings by the weighted average number of Common Shares outstanding during the period. Diluted net earnings per share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase Common Shares at the average market price. For the period ended March 31, 2006, 2.0 million (2005 - nil) were anti-dilutive and therefore excluded from the calculation as their exercise price was greater than the quarterly average market price of the Company's Common Shares.

Three months ended March 31	**2006**	2005
Net earnings	**$ 2,121**	$ 4,929
Per Common Share - basic	**0.05**	0.12
Per Common Share - diluted	**0.05**	0.11
Weighted average number of Common Shares outstanding:		
Basic	**44,770,040**	42,753,374
Options assumed exercised	-	-
Shares assumed purchased	**988,282**	2,502,653
Diluted	**45,758,322**	45,256,027

7. CONTRACTUAL OBLIGATIONS

	Total	Nine Months 2006	2007	Twelve Months 2008	2009	2010 and beyond
Joint venture commitments	$ 4,500	$ 4,500	$ -	$ -	$ -	$ -
Lease rentals of oil and gas properties(1)	104	16	22	22	22	22
Operating leases(2)	60	60	-	-	-	-
Total	$ 4,664	$ 4,576	$ 22	$ 22	$ 22	$ 22

(1) Lease rentals relating to oil and gas properties are paid annually at the same rate until amended by a rental review. Alberta leases are reviewed every five years.
(2) Related to office space and office equipment obligations.

The Company has entered into various contractual obligations and commitments, which have been considered when assessing anticipated capital resources. At March 31, 2006 the Company had commitments to drill three wells in order to earn land positions in the Brazeau/ Pembina area. The Company has a letter of credit in the amount of $50,000 outstanding at the end of the period. The Company has not entered into any hedging relationships.

SCHEDULE "B"

UNAUDITED PROFORMA CONSOLIDATED FINANCIAL STATEMENTS OF HIGHPINE OIL & GAS LIMITED

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors
Highpine Oil & Gas Limited

We have read the accompanying unaudited pro forma consolidated balance sheet of Highpine Oil & Gas Limited as at March 31, 2006 and unaudited pro forma consolidated statement of operations for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Highpine Oil & Gas Limited" to the unaudited Consolidated Financial Statements of the Company as at March 31, 2006 and for the three months then ended, and the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Vaquero Energy Ltd." to the unaudited Financial Statements of Vaquero Energy Ltd. for the three months ended March 31, 2005, and found them to be in agreement.

3. Compared the figures in the columns captioned "Kick Energy Corp." to the unaudited Financial Statements of Kick Energy Corporation as at March 31, 2006 and for the three months then ended, and the audited Financial Statements of Kick Energy Corporation for the year ended December 31, 2005, respectively, and found them to be in agreement.

4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated financial statements comply as to form n all material respects with the published requirements of Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with published requirements of Canadian securities legislation.

5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Highpine Oil & Gas Limited", "Vaquero Energy Ltd." and "Kick Energy Corp." as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

Pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) *"KPMG LLP"*
Chartered Accountants
Calgary, Canada
June 28, 2006
G:\054061\0022\Documents\Business Acquisition Report 02.doc

HIGHPINE OIL & GAS LIMITED

Pro Forma Consolidated Balance Sheet

March 31, 2006
(Unaudited)
(in thousands of dollars)

	Highpine Oil & Gas Limited	Kick Energy Corp.	Adjustments	Notes	Pro Forma Consolidated
Accounts Receivable	51,655	8,531	3,245	2. a) & b)	63,431
Financial Instruments	2,905	-	-		2,905
Prepaid Expenses	1,526	41	-		1,567
	56,086	8,572	3,245		67,903
Property, Plant & Equipment	601,040	120,737	137,917	2. a)	859,694
Long-Term Investment, at cost	1,150	-	-		1,150
Goodwill	251,881	-	134,319	2. a)	386,200
	910,157	129,309	275,481		1,314,947
Accounts Payable	65,074	22,441	5,000	2. a) & c)	92,515
Bank Indebtedness	34,356	19,182	-		53,538
	99,430	41,623	5,000		146,053
Future Income Taxes	94,712	21,981	44,813	2. a)	161,506
Asset Retirement Obligations	7,493	4,218	(118)	2. a) & d)	11,593
Deferred Lease Inducements	471	-	-		471
Shareholders' Equity					
Share Capital	673,885	26,694	260,579	2. a)	961,158
Contributed Surplus	4,975	4,170	(4,170)	2. a)	4,975
Retained Earnings	29,191	30,623	(30,623)	2. a)	29,191
	708,051	61,487	225,786		995,324
	910,157	129,309	275,481		1,314,947

See accompanying notes to the pro forma consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2006
(Unaudited)
(in thousands of dollars except per share amounts)

	Highpine Oil & Gas Limited	Kick Energy Corp.	Adjustments	Notes	Pro Forma Consolidated
Oil and gas revenues	61,806	16,622	-		78,428
Royalties, net of ARTC	(19,994)	(4,281)	(125)	3. b)	(24,400)
Financial instruments					
Realized gains	468	-	-		468
Unrealized gains	2,142	-	-		2,142
	44,422	12,341	(125)		56,638
Interest and other income	18	32	-		50
	44,440	12,373	(125)		56,688
Operating costs	6,895	3,397	-		10,292
Transportation costs	518	-	-		518
General and administrative	1,995	342	-		2,337
Depletion, depreciation and accretion	29,160	4,968	5,540	3. c)	39,668
Interest and finance costs	1,143	146	-		1,289
Stock based compensation	1,520	530	-		2,050
	41,231	9,383	5,540		56,154
Earnings before taxes	3,209	2,990	(5,665)		534
Current taxes	180	(937)	(12)	3.d) & e)	(769)
Future taxes	1,738	1,806	(1,862)	3. e)	1,682
	1,918	869	(1,874)		913
Net earnings (loss)	1,291	2,121	(3,791)		(379)
Basic and diluted loss per share					$ (0.01)

See accompanying notes to the pro forma consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2005
(Unaudited)
(in thousands of dollars except per share amounts)

	Year Ended Highpine Oil &Gas Limited	Three Months Ended March 31, 2005 Vaquero Energy Ltd.	Year Ended Kick Energy Corp.	Adjustments	Notes	Pro Forma Consolidated
Oil and gas revenues	147,303	15,436	74,453	12,228	3. a)	249,420
Royalties, net of ARTC	(38,995)	(4,568)	(20,596)	(4,054)	3. a) & b)	(68,213)
Financial instruments						
Realized (losses) gains	(6,613)	(580)	-	625	3. a)	(6,568)
Unrealized gains	944	-	-	-		944
	102,639	10,288	53,857	8,799		175,583
Interest and other income	7	2	140	-		149
	102,646	10,290	53,997	8,799		175,732
Operating costs	14,200	1,074	9,781	1,864	3. a)	26,919
Transportation costs	2,814	44	-	351	3. a)	3,209
General and administrative	5,777	837	1,297	3,564	3. a)	11,475
Depletion, depreciation and accretion	53,893	3,698	18,444	36,915	3. a) & c)	112,950
Interest and finance costs	3,631	260	313	156	3. a)	4,360
Stock based compensation	3,151	51	1,433	46	3. a)	4,681
	83,466	5,964	31,268	42,896		163,594
Earnings before taxes	19,180	4,326	22,729	(34,097)		12,138
Current taxes	723	25	2,610	98	3. a), d) & e)	3,456
Future taxes	6,183	1,757	5,834	(11,266)	3. e)	2,508
	6,906	1,782	8,444	(11,168)		5,964
Net earnings	12,274	2,544	14,285	(22,929)		6,174
Basic and diluted earnings per share						$ 0.11

See accompanying notes to pro forma consolidated financial statements.

HIGHPINE OIL & GAS LIMITED

Notes to Pro Forma Consolidated Financial Statements

For the year ended December 31, 2005 and the three months ended March 31, 2006
(Thousands; Unaudited)

1. Basis of Presentation

Pursuant to a Plan of Arrangement (the "Arrangement"), Highpine Oil & Gas Limited ("Highpine" or the "Company") will acquire all of the issued and outstanding shares of Kick Energy Corporation ("Kick").

The accompanying unaudited pro forma consolidated statements (the "pro forma statements") of Highpine have been prepared to reflect the acquisitions of Kick and Vaquero Energy Ltd. ("Vaquero").

The unaudited pro forma consolidated balance sheet as at March 31, 2006 is based on:

a) the unaudited consolidated balance sheet of Highpine as at March 31, 2006; and

b) the unaudited balance sheet of Kick as at March 31, 2006

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2006 is based on:

a) the unaudited consolidated statement of operations of Highpine for the three months ended March 31, 2006; and

b) the unaudited statement of operations of Kick for the three months ended March 31, 2006

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 is based on:

a) the audited consolidated statement of operations of Highpine for the year ended December 31, 2005

b) the audited statement of operations of Kick for the year ended December 31, 2005; and

c) the unaudited statement of operations of Vaquero for the three months ended March 31, 2005. Vaquero was acquired on May 31, 2005.

Accounting policies used in the preparation of the pro forma financial statements are consistent with those used in the audited consolidated financial statements of Highpine for the year ended December 31, 2005. The pro forma statements have been prepared in accordance with Canadian generally accepted accounting principles.

The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and the notes attached thereto, of Highpine for the year ended December 31, 2005. In the opinion of management, the pro forma statements include all necessary adjustments to give effect to the transaction described in Note 2.

These pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

In preparing these pro forma statements, no adjustments have been made to reflect the expected operating synergies and administrative savings that could result from the operations of the combined assets.

2. Pro Forma Unaudited Consolidated Balance Sheet Adjustments (March 31, 2006)

The unaudited pro forma consolidated balance sheet gives effect to the assumed transaction and adjustments as described as if it had occurred at the date of the balance sheet.

a) The acquisition of Kick by the issuance of 14,830,840 common shares of Highpine at $19.37 per share. Highpine will account for the acquisition using the purchase method whereby the assets and liabilities of Kick will be recorded at fair market values. The pro forma purchase price equation is as follows:

Net assets acquired and liabilities assumed:		
Property, plant and equipment	$	258,654
Goodwill		134,319
Working capital (deficiency)		(14,774)
Bank indebtedness		(19,182)
Asset retirement obligations		(4,100)
Future tax liability		(66,794)
	$	288,123
Consideration:		
Class A common shares issued	$	287,273
Acquisition costs		850
	$	288,123

The allocation of the purchase price to the assets and liabilities will be finalized once the fair values of the assets and liabilities are determined. Accordingly, the above allocations will change.

b) Accounts receivable have been increased by $3,245 to reflect proceeds receivable on the exercise of options by Kick employees.

c) Accounts payable have been increased by $5,000 to reflect acquisition costs, success fees and severance costs directly associated with the transaction.

d) Asset retirement obligations have been decreased by $118 to reflect Highpine's credit adjusted risk free rate of 8.0%.

3. Pro Forma Consolidated Statements of Operations Adjustments (three months ended March 31, 2006 and year ended December 31, 2005)

The unaudited pro forma consolidated statements of operations give effect to the following assumptions as if the transactions described in Notes 2(a) to (d) occurred on January 1, 2005.

a) Revenues, royalties, realized hedging gains, operating costs, transportation costs, general and administrative expenses, stock based compensation, interest expense, depletion and current tax have been increased to reflect the operating results of Vaquero for the period April 1, 2005 to May 31, 2005.

b) Royalties have increased to reflect the elimination of Alberta Royalty Tax Credits received by Vaquero and Kick as Highpine had received the maximum credit.

c) Depletion, depreciation and accretion expense has been adjusted for the effect of combining reserves, production and costs of property, plant and equipment.

d) Capital taxes have been increased to reflect the impact of combining operations.

e) Future taxes and current taxes have been adjusted to reflect the impact of the above adjustments.

4. Pro Forma Share Capital

Weighted average common shares outstanding have been calculated using Highpine's weighted average shares outstanding for the three months ended March 31, 2006 and year ended December 31, 2005 plus the additional common shares issued in connection with the acquisitions of Vaquero and Kick.

	Three Months Ended March 31, 2006	**Year Ended December 31, 2005**
Basic weighted average shares	47,796	35,051
Shares issued on Vaquero Acquisition	-	8,065
Shares issued on Kick Acquisition	14,831	14,831
Pro forma basic weighted average shares	62,627	57,947
Dilutive effect of options	421	667
Pro forma diluted weighted average shares	63,048	58,614

File No. 82-34869

HIGHPINE OIL & GAS LIMITED
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

June 1, 2006

Kick Energy Corporation
Suite 1720, 734 – 7th Avenue S.W.
Calgary, Alberta T2P 3P8

Attention: Mr. Timothy T. Hunt, President and Chief Executive Officer

Dear Sirs:

Re: Corporate Acquisition – Kick Energy Corporation

1. Offer

Subject to the terms and conditions set forth below, Highpine Oil & Gas Limited ("**Highpine**") hereby offers (the "**Offer**") to acquire all of the issued and outstanding common shares (the "**Kick Shares**") of Kick Energy Corporation ("**Kick**"), by way of a plan of arrangement (the "**Arrangement**") involving Kick, the shareholders of Kick ("**Kick Shareholders**"), the optionholders of Kick, if applicable, Highpine and, if applicable, certain subsidiaries of Highpine. Pursuant to the Arrangement, Kick Shareholders will receive 0.32 of a class "A" common share of Highpine ("**Highpine Share**") for each Kick Share. The Highpine Shares received by Kick Shareholders pursuant to the Arrangement shall qualify for an automatic tax free roll-over under section 85.1 of the *Income Tax Act* (Canada) (the "**Tax Act**"). No certificates representing fractional Highpine Shares shall be issued pursuant to the Arrangement. In lieu of any fractional Highpine Shares, each beneficial holder of Kick Shares otherwise entitled to a fractional interest in Highpine Shares will receive the nearest whole number of Highpine Shares (0.5 of a share being rounded up).

2. Highpine Conditions

Highpine's obligation to proceed with the Arrangement is subject to the following conditions:

(a) **Lock-up Arrangements**: The directors and executive officers of Kick listed in Schedule "A" of Appendix 1 to this Offer shall enter into lock-up agreements with Highpine on terms substantially as set forth in the form of lock-up agreement attached as Appendix 1 to this Offer. Pursuant to such lock-up agreements, such directors and executive officers of Kick will agree not to dispose of their Kick Shares prior to the date the final order in respect of the Arrangement is obtained (the "**Final Approval Date**") from the Court of Queen's Bench of Alberta (the "**Court**"), to vote in favour of the Arrangement, and to otherwise support the Arrangement on the terms therein described.

(b) **Number of Kick Shares**: The number of Kick Shares issued and outstanding, after the cancellation of all stock options and all other rights to acquire Kick Shares, shall not exceed 48,348,374 (including any Kick Shares issued upon the exercise of stock options of Kick) and for greater certainty, there shall be no options, warrants or other rights, agreements or commitments of any nature whatsoever requiring the issuance, sale or

transfer by Kick of any securities of Kick or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Kick, nor shall there any outstanding stock appreciation rights, phantom equity or similar rights, arrangements or agreements.

(c) **Kick Board Recommendation**: The board of directors of Kick shall resolve to recommend approval of the Arrangement to Kick shareholders prior to the date of mailing of proxy solicitation materials by Kick (the "**Mailing Date**"); provided that the board of directors of Kick shall have received a satisfactory verbal fairness opinion ("**Fairness Opinion**") from its financial advisor in respect of the Arrangement prior to any public announcement of this transaction.

(d) **No Material Adverse Change**: No material adverse change shall occur in the affairs, operations or business of Kick or its subsidiaries from and after the date hereof and prior to the Closing Date (as herein defined), and no material adverse change in the financial condition of Kick or its subsidiaries shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Closing Date from that reflected in the audited financial statements of Kick for the year ended December 31, 2005 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) conditions affecting the oil and gas industry generally in those geographic areas where Highpine and Kick both have operations and properties; (iii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iv) arising as a result of any matter permitted by this Agreement or the definitive arrangement agreement, or consented to by Highpine including, without limitation, the payments pursuant to paragraph 2(h) and section 10).

(e) **No Actions**: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Highpine, acting reasonably, in either case:

(i) has the effect or may have the effect of cease trading the Kick Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the acquisition by Highpine of the Kick Shares or the right of Highpine to own or exercise full rights of ownership of the Kick Shares; or

(ii) has had or, if the Arrangement was consummated, would result in a material adverse change within the meaning of paragraphs 2(d) and 3(a), respectively, in the affairs, operations or business of Kick or Highpine or would have a material adverse effect on the ability of Highpine to complete the Arrangement.

(f) **No Material Breach**: Kick shall not be in material breach of its obligations under this Offer or under the terms of the definitive arrangement agreement contemplated by paragraph 4 herein.

(g) **Stock Options**: All outstanding stock options of Kick (being options to purchase 963,334 Kick Shares at an exercise price of $1.30 per share, options to purchase 200,000 Kick Shares at an exercise price of $1.75, options to purchase 10,000 Kick Shares at an exercise price of $3.05 per share, options to purchase 403,000 Kick Shares at an exercise price of $4.00 per share, options to purchase 1,601,600 Kick Shares at an exercise price of $7.00 per share and options to purchase 400,400 Kick Shares at an exercise price of $7.10 per share) shall have been exercised or cancelled or shall otherwise have ceased to exist or represent a liability or obligation of Kick at or prior to the effective time of the Arrangement.

(h) **Severance Payments**: Except for obligations at common law or applicable employment standards legislation that would be payable in the event of termination of the employees and officers of Kick, the aggregate amount payable by Kick under any obligations or liabilities of Kick to its officers, directors, employees or consultants on the change of control of Kick will not exceed $1,100,000.

(i) **Consulting Agreements**: Each of Charles L. Buckley and Marlo A. Baydala shall have entered into a consulting agreement with Highpine whereby they agree to consult to Highpine to provide transitioning expertise on an exclusive basis until January 1, 2007 at a per diem rate equivalent to their current compensation which they receive from Kick. Each of Timothy T. Hunt, Barry J. Wasyliw and Ulla B. Fuss shall have entered into a consulting agreement with Highpine whereby they agree to consult to Highpine to provide transitioning expertise on an as required basis by Highpine for a period of 90 days from the date of closing of the Arrangement at a per diem rate equivalent to their current compensation which they receive from Kick.

(j) **Certain Highpine Shares Issued Pursuant to the Arrangement to be Subject to a Contractual Hold Period**: 75% of the Highpine Shares issued pursuant to the Arrangement in exchange for the Kick Shares and options to purchase Kick Shares listed across from the name of Timothy T. Hunt in Schedule "A" of Appendix 1 to this Offer shall be subject to a contractual hold period until January 1, 2007 pursuant to the terms of a contractual hold period agreement with Highpine effective the Closing Date, in form and substance satisfactory to Highpine. 50% of the Highpine Shares issued pursuant to the Arrangement in exchange for the Kick Shares and options to purchase Kick Shares listed across from the names of Charles L. Buckley, Barry J. Wasyliw, David V. Eskesen, Ulla B. Fuss and Marlo A. Baydala in Schedule "A" of Appendix 1 to this Offer shall be subject to a contractual hold period until January 1, 2007 pursuant to the terms of a contractual hold period agreement with Highpine effective the Closing Date, in form and substance satisfactory to Highpine.

(k) **Appointment of Timothy T. Hunt to the Board of Directors of Highpine**: Timothy T. Hunt shall be appointed to the Board of Directors upon completion of the Arrangement.

(l) **Debt**: As at the date hereof, Kick's Debt does not exceed $36,000,000. "**Kick's Debt**" means Kick's total indebtedness, including long term debt, bank debt and working capital deficiency (with "**working capital**" meaning cash on hand plus current accounts receivable, prepaid expenses and deposits and other current assets, less accounts payable and any revenue and expense accruals estimated to the date hereof, but, for greater certainty, before taking into account any of the payments or expenses contemplated or required by this Agreement).

(m) **Proxy Solicitation Materials**: Kick shall prepare proxy solicitation materials in accordance with applicable corporate and securities legislation describing the Arrangement and containing prospectus level disclosure in respect of Kick, Highpine and the Highpine Shares, all in form and substance reasonably satisfactory to Highpine, and the Mailing Date shall occur not later than July 10, 2006.

(n) **Approvals**: Highpine and Kick shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Highpine, acting reasonably, including without limitation:

(i) the approval of the securityholders of Kick required for the Arrangement pursuant to the *Business Corporations Act* (Alberta) ("**ABCA**") or as required by the Court;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of any stock exchanges or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(iii) the approval of the Court.

(o) **Shareholder Dissent**: Shareholders of Kick who dissent with respect to the Arrangement shall not exceed 5% of the total issued Kick Shares, calculated immediately prior to the Closing Date.

(p) **Director and Officer Resignations and Releases**: All of the directors and officers of Kick shall have tendered their resignations and shall have provided Highpine and Kick with customary releases in favour of Highpine and Kick.

(q) **Area Exclusion and Non-Solicitation Agreements**: Each of Timothy T. Hunt, Charles L. Buckley, Barry J. Wasyliw, David V. Eskesen, Steve Power and Marlo A. Baydala shall have entered into (i) a non-solicitation agreement with Highpine whereby they agree not to solicit the services of any of the employees of Kick prior to the Closing Date or Highpine or its subsidiaries for a period of one year from the Closing Date, and (ii) an area exclusion agreement with Highpine effective the Closing Date on the terms and in respect of the lands set forth in the correspondence exchanged between the parties in this regard for a period of one year from the Closing Date.

(r) **Income Tax Liability**: Kick's current income tax liability, upon completion of the Arrangement, shall not exceed $3,000,000.

(s) **Field Inspection**: On or before June 6, 2006, Highpine shall have completed a field inspection and a review of environmental matters relating to facilities and non-operated owned and leased assets of Kick, which, in its sole discretion, is satisfactory to Highpine.

(t) **Closing**: The Arrangement shall be completed and have become effective (the "**Closing Date**") not later than August 10, 2006. For the purposes of this Offer, the Arrangement shall be deemed to have been completed and become effective upon the filing of the requisite articles of arrangement.

Highpine may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Kick. If any of the foregoing conditions are not satisfied or waived, this Agreement shall at Highpine's election terminate on the earlier of the date the condition was to have been satisfied and August 10, 2006 save and except for sections 7 and 8 hereof which shall survive such termination and remain in full force and effect.

3. Kick Conditions

Kick's obligation to proceed with the Arrangement is subject to the following conditions:

(a) **No Material Adverse Change**: No material adverse change shall occur in the affairs, operations or business of Highpine from and after the date hereof and prior to the Closing Date, and no material adverse change in the financial condition of Highpine shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Closing Date from that reflected in the audited consolidated financial statements of Highpine for the year ended December 31, 2005 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) conditions affecting the oil and gas industry generally in those geographic areas where Highpine and Kick both have operations and properties; (iii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iv) arising as a result of any matter permitted by this Agreement or the definitive arrangement agreement, or consented to by Kick).

(b) **Proxy Solicitation Materials**: Highpine shall have provided its commercially reasonable assistance and cooperation to Kick in order to permit Kick to prepare proxy solicitation materials in accordance with applicable corporate and securities legislation describing the Arrangement and containing prospectus level disclosure in respect of Kick, Highpine and the Highpine Shares, and the Mailing Date shall occur not later than July 10, 2006.

(c) **No Actions**: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Kick, acting reasonably, in either case:

(i) has the effect or may have the effect of cease trading the Highpine Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the acquisition by Highpine of the Kick Shares, the right of Highpine to own or exercise full rights of ownership of the Kick Shares or the right of Kick Shareholders to own or exercise full rights of ownership of Highpine Shares issuable pursuant to the Arrangement; or

(ii) has had or, if the Arrangement was consummated, would result in a material adverse change within the meaning of paragraphs 2(d) and 3(a), respectively, in the affairs, operations or business of Kick or Highpine or would have a material adverse effect on the ability of Highpine to complete the Arrangement.

(d) **Approvals**: Highpine and Kick shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties on terms and conditions satisfactory to Highpine, acting reasonably, including without limitation:

(i) the approval of the securityholders of Kick required for the Arrangement pursuant to the ABCA or as required by the Court;

(ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of any stock exchanges or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated; and

(iii) the approval of the Court.

(e) **Fairness Opinion**: The board of directors of Kick shall have received, prior to any public announcement, the Fairness Opinion.

(f) **No Material Breach**: Highpine shall not be in material breach of its obligations under this Offer or under the terms of the definitive arrangement agreement contemplated by paragraph 4 herein.

(g) **Closing**: The Closing Date of the Arrangement shall be not later than August 10, 2006.

Kick may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Highpine. If any of the foregoing conditions are not satisfied or waived, this Agreement shall at Kick's election terminate on the earlier of the date the condition was to have been satisfied and August 10, 2006 save and except for sections 7 and 8 hereof which shall survive such termination and remain in full force and effect.

4. Arrangement Agreement

Following acceptance of this Offer by Kick, Highpine and Kick will negotiate in good faith with a view to executing as soon as possible a mutually acceptable arrangement agreement setting forth the terms of the Offer as outlined herein and containing conditions, covenants, representations and warranties customary in a transaction of this nature. Notwithstanding the contemplation of a formal arrangement agreement, the agreement constituted by Kick's acceptance of this Offer will be legally binding in accordance with its terms until a definitive arrangement agreement is entered into.

5. Cooperation

Each of Highpine and Kick covenant and agree to do all acts and things and take all steps required to complete the Arrangement. Without limiting the generality of the foregoing, each of Highpine and Kick covenant and agree to use their respective commercially reasonable efforts within their power to cause to be fulfilled the conditions precedent to the other party's obligations to complete the Arrangement and to not take any action that would cause such conditions not to be fulfilled. Kick and Highpine shall use their reasonable commercial efforts to cause the Mailing Date, the Final Approval Date and the Closing Date to occur as soon as reasonably practicable.

6. Exclusivity and Interim Operations of Kick

From the date of execution of this Offer until the later of termination of this Offer and the completion of the Arrangement, except as contemplated by this Agreement or the definitive arrangement agreement, none of the officers, directors, employees, affiliates, agents, financial advisors (including, without limitation, GMP Securities L.P.), consultants, advisors or representatives of Kick may, directly or indirectly, with respect to Kick, except with the prior written consent of Highpine:

(a) solicit, initiate, encourage or participate or cause to facilitate anyone else to solicit, initiate, encourage or participate in any offer (confidential or otherwise) or expression of interest to acquire any of Kick's assets outside the ordinary course of business or any of its securities, whether directly or indirectly;

(b) provide information concerning Kick's securities, assets or business to anyone for or in furtherance of anything mentioned in subsection 6(a);

(c) other than as contemplated by the Arrangement, pursue any other material corporate acquisition or disposition, amalgamation, merger, arrangement, farm-out, farm-in or purchase or sale of assets of Kick or make any other material change to the business, capital or affairs of Kick;

(d) issue, enter into any agreement to issue or grant any right to acquire (whether absolute or contingent) any securities of Kick;

(e) waive any material provision relating to the treatment of confidential information set forth in any outstanding confidentiality agreement to which Kick is a party in favour of the other party thereto;

(f) other than as contemplated by the Arrangement, propose or effect any changes to Kick's capital structure;

(g) conduct any activity out of the ordinary course of business for Kick as conducted prior to the date hereof or otherwise detrimental to the completion of the Arrangement and not sell, pledge or dispose of any assets of Kick for consideration in aggregate in excess of $25,000 for any single item and $200,000 in the aggregate other than customary sales of production consistent with past practice;

(h) except in circumstances where Kick reasonably determines that expenditure or action is necessary for the protection of life and property (in which event Kick will promptly notify Highpine in writing of such expenditure or action), and except for payments contemplated by this Agreement, the Arrangement or Kick's capital budget previously disclosed in writing to Highpine, not make, commit or allow commitments to make expenditures exceeding $50,000 for any single item;

(i) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of Kick's shares owned by any person;

(j) redeem, purchase or otherwise acquire any of Kick's outstanding shares; or

(k) grant to any director, officer, employee or consultant of Kick an increase in compensation in any form, make any loan to any such director, officer, employee or consultant or any other party not at arm's length, or take any action with respect to the grant of any bonus, severance or terminative pay to any such director, officer, employee or consultant or otherwise provide any increase of benefits payable without the prior consent of Highpine;

provided that the foregoing shall not prevent the board of directors of Kick from responding or in any other way acting (including, without limitation, furnishing a party with information of the type furnished to Highpine) as required by law to any person who has made a bona fide offer or proposal in writing regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or any acquisition proposal generally which in the judgment of the board of directors, based on the advice of its legal counsel, is required under applicable law including discharge of directors' fiduciary duties.

Kick agrees that it will notify Highpine promptly if any such inquiries or proposals are received by, any such information is requested from or any such negotiations or discussions are sought to be initiated or continued with it, and furnish Highpine with all details pertaining thereto in writing. Highpine shall have a period of 48 hours following notice from Kick of its intention to enter into an agreement or arrangement (the "**Third Party Transaction**") with a third party with respect to a Take-over Proposal (as defined in section 7) that the board of directors of Kick intends to recommend acceptance of to Kick Shareholders to match the terms of the Third Party Transaction. Where Highpine so matches, Kick and its board will not enter into the Third Party Transaction and the Arrangement, as amended will be proceeded with. Where Highpine does not so match the terms of the Third Party Transaction, and the Third Party Transaction is proceeded with, Highpine shall be entitled to immediate payment of the Break Fee (as defined in section 7 herein).

Further, Kick agrees that any information provided to a third party after the execution of this Offer for the purpose of assisting that third party in making an offer or proposal to Kick's shareholders which has not been previously made available to Highpine, shall be simultaneously provided to Highpine.

Kick shall forthwith exercise its rights to require all data room participants other than Highpine to return all confidential information and destroy all related documents prepared by them.

Other than as provided for herein and in the definitive arrangement agreement, Highpine covenants that it or its subsidiaries will not take any action that might, directly or indirectly, interfere or be inconsistent with or otherwise adversely affect the completion of the Arrangement.

7. Break Fee

Kick agrees to pay immediately on the date of the occurrence of any event in subsections 7(a) to 7(e), inclusive below, to Highpine an amount equal to $10,000,000 (the "**Break Fee**") in the event that:

(a) the Arrangement does not proceed and any other Take-over Proposal (as defined herein) made on or after the date hereof is proceeded with prior to or within 180 days from the date hereof;

(b) the board of directors of Kick fails to positively recommend, or changes, withdraws or modifies its recommendation, that the Kick shareholders vote in favour of the Arrangement;

(c) Kick's financial advisor either fails to provide or withdraws its Fairness Opinion, other than as a result of the occurrence of a material adverse change in respect of Highpine, and the Arrangement is not proceeded with;

(d) prior to the Kick shareholders' meeting called to approve the Arrangement (the "**Kick Meeting**"), a *bona fide* Take-over Proposal (or *bona fide* intention to make one) has been announced by any third party and has not been withdrawn prior to the Kick Meeting and the Arrangement is not approved at the Kick Meeting in accordance with applicable corporate and securities law requirements; or

(e) prior to the Kick Meeting, any person or group of persons acting in concert acquires Kick Shares which results in its or their aggregate shareholdings in Kick exceeding 20% of the outstanding Kick Shares, such shares are voted against the Arrangement at the Kick Meeting and the Arrangement is not approved in accordance with applicable corporate and securities law requirements (for the purpose of this subsection 7(e), Kick Shares with respect to which such person or group of persons have obtained the right to vote by proxy at any meeting of Kick Shareholders (other than management proxies), in addition to any Kick Shares held by such person or persons, shall be deemed to have been acquired by such person or group of persons).

For the purpose of this Agreement, "**Take-over Proposal**" means any take-over bid for 20% or more of the outstanding Kick Shares or any proposal or offer for a merger, consolidation, amalgamation or other business combination involving Kick, or any proposal or offer to acquire in any manner a 20% or greater equity or beneficial interest, or a material amount of the assets of Kick, other than pursuant to this Offer.

The Break Fee will not be payable by Kick where Kick does not complete the Arrangement due to a condition to the completion of the Arrangement for the benefit of Kick not being met, except where the failure to meet such material condition is a direct or indirect consequence of an event listed in subsections 7(a) to 7(e) above.

The payment of the break fee constitutes the sole remedy of Highpine in respect of the matters set forth in this section 7. Either Kick or Highpine may terminate this Agreement upon the break fee becoming payable and, in the case of termination by Kick, being paid.

8. Confidentiality

It is the agreed intention of the parties to issue joint or separate press releases disclosing the Arrangement contemplated hereby immediately following execution of the Offer and after consultation with each other as to the timing and content of such release. Neither party will otherwise make any disclosure of this Offer or of the contents of this Agreement to any third parties without the prior written consent of the other party provided however that such disclosure may be made, after consultation with the other party, in response to requirements of applicable law or the policies, rules or requirements of securities regulatory authorities or stock exchanges.

9. Assignment

Except as expressly permitted by the terms hereof, neither this Offer nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Highpine may assign all or any part of its rights or obligations under this Offer to one or more of Highpine's subsidiaries, provided that if such assignment takes place, Highpine shall continue to be responsible for any default in performance by the assignee.

10. No Finder's Fee, Etc.

By its acceptance of this Offer, Kick represents and warrants to Highpine that Kick has not entered into any arrangement whereby Highpine or Kick will have any liability for financial advisor's, broker's or finder's fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Kick's fees to GMP Securities L.P. pursuant to the engagement agreement between Kick and GMP Securities L.P., a true and correct copy of which has been provided to Highpine.

11. Highpine Covenants

Highpine covenants and agrees with Kick that until the earlier of the termination of this Offer and the completion of the Arrangement, Highpine shall, after the date hereof, except as permitted hereby or in the Arrangement Agreement or with the consent of Kick, use reasonable best efforts to ensure that all conditions precedent to the completion of the Arrangement are fulfilled and that the Arrangement is completed as soon as possible.

12. Mutual Covenants

Each of Highpine and Kick covenants and agrees to make available and cause to be made available to each other, and their respective agents and advisors, as each of Highpine and Kick may reasonably request, all documents and agreements (including without limitation, any correspondence between each of Highpine and Kick and its respective advisors or any governmental body and all minute books) and access to each other's premises, field operations, records, computer systems and employees in any away relating to or affecting the business of Highpine or Kick, or the business, operations, prospects, affairs or financial status of Highpine or Kick and such other documents or agreements as may be necessary to enable each of Highpine and Kick to verify the truth of the representations and warranties of each of Highpine and Kick herein and compliance by each of Highpine and Kick with the terms and conditions hereof; except where Highpine or Kick is contractually precluded from making such document or agreement available, and cooperate with each other in securing access for the other to any such documentation not in the possession or under the control of it.

Each of Highpine and Kick will use its reasonable commercial efforts to provide access to the other's financial advisors, to the directors, officers and employees of Highpine and Kick and their respective subsidiaries and shall request that their independent auditors, consultants and financial, legal and other professional advisors can be accessed by the other's financial advisors subject to all confidential obligations or solicitor client privilege; provided that the financial advisors provide a written acknowledgement to Highpine or Kick, as applicable, that the information will be used only for the purposes of the preparation of a fairness opinion to the board of directors of Highpine or Kick, as applicable, pursuant to an engagement letter between Highpine or Kick, as applicable, and the financial advisors and for no other purpose whatsoever.

13. Alternative Structure

Highpine and Kick acknowledge and agree that based upon tax, corporate, securities and other considerations, Highpine and Kick may determine that it is more advantageous or appropriate to carry out the proposed acquisition contemplated by this Agreement by way of a take-over bid or other procedure. In the event that Highpine and Kick determine to carry out the proposed business combination pursuant to such alternative procedure, the terms and conditions of this Agreement shall apply *mutatis mutandis*, to the alternate procedure with such changes and modifications hereto as are necessary or desirable to implement such alternate procedure and give effect to the intentions of the parties as expressed herein.

14. General

The agreement constituted by Kick's acceptance of this Offer has been duly executed and delivered by Highpine and constitutes a legal, valid and binding obligation of Highpine enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity. Execution of this Agreement by Kick constitutes a legal, valid and binding obligation of Kick enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

If this Offer is acceptable to Kick, please sign below on the enclosed duplicate copy of this letter and return the same to Highpine at Suite 4000, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, by not later than 3:15 p.m. on Thursday, June 1, 2006.

Yours truly,

HIGHPINE OIL & GAS LIMITED

Per: (Signed) Greg N. Baum
Greg N. Baum
President and Chief Operating Officer

The Offer is hereby accepted by Kick Energy Corporation
this 1st day of June, 2006.

KICK ENERGY CORPORATION

Per: (Signed) Timothy T. Hunt
Timothy T. Hunt
President and Chief Executive Officer

APPENDIX 1

HIGHPINE OIL & GAS LIMITED
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

June 1, 2006

To: The Persons or Entities Listed in
Schedule "A" Hereto

Dear Sirs:

Re: Kick Energy Corporation

We understand that the persons or entities listed in Schedule "A" hereto (the "**Selling Securityholders**") are either the beneficial holders of, or exercise control or direction over, the number of common shares ("**Shares**") and options ("**Options**") of Kick Energy Corporation ("**Kick**") set forth opposite their respective names on Schedule "A" hereto. Capitalized terms used herein without definition shall have the meanings ascribed to them in that certain offer letter (the "**Offer**") dated June 1, 2006 from Highpine Oil & Gas Limited ("**Highpine**") to Kick.

For the purposes of this Agreement, "Shares" shall be deemed to include any Shares acquired by the Selling Securityholder after the date hereof ("**After Acquired Shares**") and the Selling Securityholder shall be bound by the terms and conditions of this Agreement with respect to such After Acquired Shares in the same manner and to the same extent, mutatis mutandis, as if they were owned as of the date hereof.

1. Acquisition of Kick

In consideration of the acceptance and execution of this letter by each of the Selling Securityholders and subject to the terms and conditions hereof, Highpine hereby agrees with each of the Selling Securityholders that Highpine will acquire by plan of arrangement (the "**Arrangement**") all of the issued and outstanding common shares of Kick (the "**Kick Shares**") in exchange for 0.32 of a class "A" common share of Highpine ("**Highpine Share**") for each Kick Share.

It is understood that Highpine and Kick have entered into the Offer to provide for the Arrangement and the obligation of the parties to complete the Arrangement is subject to certain conditions as set out in the Offer.

2. Covenants

By the acceptance of this letter each Selling Securityholder hereby severally agrees, subject to the terms of this Agreement, from the date hereof until the Final Approval Date save and except that the covenants in sub-paragraphs (c), (d), (f) and (h) shall survive until the date the Arrangement is completed and becomes effective (the "**Closing Date**"):

(a) except as contemplated herein, not to sell, assign, convey or otherwise dispose of any of the Shares or Options owned by such Selling Securityholder;

(b) to vote all the Shares presently owned or hereafter acquired by such Selling Securityholder in favour of the Arrangement and any other resolutions relating thereto at any special meeting of the shareholders of Kick called to consider the Arrangement (the "**Special Meeting**");

(c) to exercise or surrender for cancellation to Kick immediately prior to the Arrangement all Options held by the Selling Securityholder;

(d) subject to the terms hereof, not to exercise any shareholder rights or remedies available at common law or pursuant to the ABCA to delay, hinder, upset or challenge the Arrangement;

(e) without the prior written approval of Highpine, (i) not to directly or indirectly solicit, initiate or participate in any offer or solicitation (confidential or otherwise) or expressions of interest to acquire any of Kick's assets outside the ordinary course of business or any of its securities whether directly or indirectly; (ii) provide information concerning Kick's securities, assets or business to anyone for or in furtherance of anything mentioned in sub-paragraph 2(e)(i); (iii) not to induce or indirectly induce or attempt to induce any other person to continue, solicit, initiate, seek or encourage, any Take-over Proposal (as hereinafter defined) from any other person, entity or group, or provide any information relating to Kick or any of its subsidiaries (other than to Highpine) in connection with any Take-over Proposal or enter into any agreement (other than this Agreement and any agreements contemplated or required by the Arrangement) with any person, entity or group with respect to any Take-over Proposal ("**Take-Over Proposal**" means any take-over bid for 20% or more of the outstanding Kick Shares or any proposal or offer for a merger, consolidation, amalgamation or other business combination involving Kick, or any proposal or offer to acquire in any manner a 20% or greater equity or beneficial interest, or a material amount of the assets of, Kick, other than pursuant to the Offer); and (iv) immediately notify Highpine of any Take-over Proposal of which it or its advisers become aware or of any indications that any person is considering making a Take-over Proposal;

(f) not to, by action or omission, do anything from the date hereof until and including the completion or termination of this Agreement that would result in the representations and warranties of such Selling Securityholder set forth in this Agreement ceasing to be true and correct in all material respects;

(g) in connection with the solicitation of proxies for the Special Meeting, to use the Selling Securityholder's reasonable commercial efforts to furnish to counsel to Kick and counsel to Highpine the information relating to such Selling Securityholder required by any applicable law or regulation to be set forth in any information circular (the "**Information Circular**") and in any other applicable regulatory filing. Information relating to such Selling Securityholder furnished by such Selling Securityholder for inclusion in the Information Circular will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. With respect to information furnished by such Selling Securityholder relating to such Selling Securityholder in connection with any other application, statement or filing relating to the Arrangement, such information at the time

such information is furnished shall be correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements therein not misleading;

(h) subject to the terms of the Offer, to negotiate with Kick as to the exercise or cancellation of any Options held by the Selling Securityholder and deliver to Kick prior to the Mailing Date, such Selling Securityholders' agreement to exercise or cancel his Options; and

(i) not to take any action that would reasonably be expected to reduce the likelihood of the completion of the Arrangement.

It is acknowledged that the covenants of each of the Selling Securityholders set forth in subparagraphs 2(e) and (f) hereof relate to each such Selling Securityholder acting solely in the capacity of a shareholder of Kick and not as a director or officer of Kick and shall not affect or restrict any legal obligation, including fiduciary duties, imposed on each such Selling Securityholder in the capacity of a director or officer of Kick.

3. Representations and Warranties of the Selling Securityholders

Each Selling Securityholder hereby severally represents and warrants to Highpine that:

(a) such Selling Securityholder is duly authorized to execute and deliver this Agreement and this letter is a valid and binding agreement, enforceable against such Selling Securityholder in accordance with its terms; and the consummation by such Selling Securityholder of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which such Selling Securityholder will be a party and by which such Selling Securityholder will be bound at the time of such consummation;

(b) such Selling Securityholder is the beneficial holder of, or exercises control or direction over, only the Shares and Options set forth opposite such Selling Securityholder's name on Schedule "A" hereto and such Selling Securityholder has, and at the time of exchange pursuant to the Arrangement such Selling Securityholder will have (without exception), valid and marketable title to the Shares and Options free and clear of all claims, liens, charges, encumbrances and security interests (except for the obligations of the Selling Securityholder under this Agreement) and the transfer of the Shares and, if applicable, Options, to Highpine will pass good and marketable title to the Shares, and, if applicable, Options, free and clear of all claims, liens, charges, encumbrances and security interests; and

(c) all of the representations and warranties contained in this paragraph 3 shall be valid and true as if recited and repeated at length as at the Final Approval Date.

4. Representations and Warranties of Highpine

Highpine hereby represents and warrants to and covenants with each Selling Securityholder that:

(a) Highpine is duly authorized to execute and deliver this Agreement and this letter, upon acceptance by each Selling Securityholder, will be a valid and binding agreement, enforceable against Highpine in accordance with its terms; and neither the execution of

this Agreement nor the consummation by Highpine of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any restrictions of any kind or any contract, commitment, agreement, understanding, arrangement to which Highpine is a party and by which Highpine is bound;

(b) any and all securities that will be issued by Highpine to the Selling Securityholder pursuant to the Arrangement will be validly issued as fully paid and non-assessable; and

(c) all of the representations and warranties contained in this paragraph 4 shall be valid and true as if recited and repeated at length as at the Final Approval Date.

5. Expenses

Highpine and each Selling Securityholder agree to pay their own expenses incurred in connection with this Agreement. Each of the parties hereto agrees to indemnify the other against any claim for a finder's fee or other compensation by any broker claiming by, through or under such indemnifying party.

6. Termination

It is understood and agreed that respective rights and obligations hereunder of Highpine and the Selling Securityholders shall cease and this Agreement shall terminate in the event that:

(a) the Mailing Date has not occurred by July 10, 2006;

(b) a Take-over Proposal (or a *bona fide* intention to make one) has been announced by any third party and has not been withdrawn prior to the Special Meeting and the Arrangement is not approved at the Special Meeting in accordance with applicable corporate and securities law requirements (for the purposes of this paragraph sub-paragraph 6(b), a Take-over Proposal means any take-over bid for 20% or more of the outstanding Kick Shares or any proposal or offer for a merger, consolidation, amalgamation or other business combination involving Kick or any proposal or offer to acquire in any manner a 20% or greater equity or beneficial interest, or a material amount of the assets of Kick, other than pursuant to the Offer);

(c) any person or group of persons acting in concert acquires Kick Shares which results in its or their aggregate shareholdings in Kick exceeding 20% of the outstanding Kick Shares, such shares are voted against the Arrangement at the Special Meeting and the Arrangement is not approved at the Special Meeting in accordance with applicable corporate and securities law requirements (for the purpose of this sub-paragraph 6(c), Kick Shares for which such person or group of persons have obtained the right to vote by proxy (other than management proxies) at any meeting of Kick Shareholders, in addition to any Kick Shares held by such person or persons, shall be deemed to have been acquired by such person or group of persons); or

(d) the Offer (or the definitive arrangement agreement contemplated by the Offer) has been terminated by Highpine or Kick in accordance with its terms.

7. Amendment

Except as expressly set forth herein, this Agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8. Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, except that the rights and obligations of Highpine may be assigned by Highpine in whole or in part to one or more of Highpine's subsidiaries, affiliates or associates provided that if such assignment takes place, Highpine shall continue to be responsible for any default in performance by the assignee.

9. Notice

Any notice, document or other communication required or permitted to be given to the parties under this Agreement shall be in writing and be either hand delivered or telecopied (with a following letter) as follows:

(a) to each of the Selling Securityholders in care of Kick at:

Suite 1720, 734 – 7th Avenue S.W.
Calgary, Alberta T2P 3P8

Fax: (403) 264-3268

(b) to Highpine at:

Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Attention: President and Chief Operating Officer
Fax: (403) 265-3362

and shall be deemed to be received by the party to whom such notice is given on the date of delivery or transmission.

10. Disclosure

Each of the Selling Securityholders agrees not to make any public disclosure or announcement of or pertaining to this Agreement, unless such disclosures or announcements are required to be made by applicable laws, stock exchange rules or policies of regulatory authorities having jurisdiction, in which event the Selling Securityholder shall consult with Highpine prior to making such disclosure.

11. Successors

This Agreement will be binding upon, enure to the benefit of and be enforceable by Highpine, each Selling Securityholder and their respective successors and permitted assigns.

12. Survival

(a) The representations and warranties made by each Selling Securityholder in sub-paragraphs 3(a) and 3(b) (and as repeated pursuant to sub-paragraph 3(c)) shall survive the purchase by Highpine and sale by the Selling Securityholders of the Shares for a period expiring two (2) years after the Closing Date.

(b) The representations and warranties made by Highpine in sub-paragraphs 4(a) and 4(b) (and as repeated pursuant to sub-paragraph 4(c)) shall survive the purchase by Highpine and sale by the Selling Securityholders of the Shares for a period expiring two (2) years after the Closing Date.

13. Time of the Essence

Time shall be of the essence of this Agreement.

14. Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

15. Alternate Procedure

Highpine and each Selling Securityholder acknowledge and agree that pursuant to the terms of the Offer Highpine and Kick may determine that it is more advantageous or appropriate to carry out the proposed acquisition contemplated by the Offer by way of take-over bid or other procedure. In the event that Highpine and Kick determine to carry out the proposed acquisition pursuant to such alternative procedure, the terms and conditions hereof shall apply *mutatis mutandis*, to the alternate procedure with such changes and modifications thereto as are necessary or desirable to implement such alternate procedure and give effect to the intentions of the parties as expressed herein.

This letter may be signed in counterparts and delivery of such counterparts may be effected by means of telecopier. This letter shall become binding on a Selling Securityholder forthwith upon execution and delivery of this Agreement. Highpine's obligation to proceed with the Arrangement shall be subject to Highpine receiving executed lock-up agreements in the form of this agreement, or otherwise on terms satisfactory to Highpine, from all of the directors and executive officers of Kick listed on Schedule "A" hereto on June 1, 2006.

Yours truly,

HIGHPINE OIL & GAS LIMITED

Per: ______________________________

Greg N. Baum
President and Chief Operating Officer

SCHEDULE "A"

Selling Securityholder and Address	Number of Kick Shares	Number of Options
Marlo A. Baydala	896,868	360,000
Charles L. Buckley	377,943	490,000
John J. Dietrich	2,409,740	110,000
David V. Eskesen	675,172	405,000
Ulla B. Fuss	262,532	405,000
Brian D. Heald	343,104	110,000
Timothy T. Hunt	5,054,822	735,000
Derek C. Martin	396,603	110,000
Barry J. Wasyliw	430,844	405,000
Mark K. Wentworth	127,453	220,000
Total	10,975,081	3,350,000

G:\054061\0022\Documents\Acquisition Letter 08.doc

HR No. 82-34869

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES FILING OF ANNUAL INFORMATION FORM

Calgary, Alberta, March 31, 2006 – Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") has filed its annual information form for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Copies of this document may be obtained via the SEDAR website at www.sedar.com or Highpine's website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in Pembina/Nisku and the West Central Alberta Gas Fairway. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

File No. 82-34869

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES FIRST QUARTER 2006 FINANCIAL AND OPERATING RESULTS AND UPDATES ITS 2006 PRODUCTION GUIDANCE

Calgary, Alberta, May 9, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("Highpine" or the "Company") is pleased to announce financial and operational results for the first quarter of 2006, ended March 31, 2006.

First Quarter Highlights:

- Total revenues increased 357% to $64.4 million from $14.1 million in the first quarter of 2005.
- Cash flow from operations increased 354% to $31.5 million from $6.9 million in the same period in 2005. Cash-flow per diluted share increased 103% to $0.65 from $0.32 in 2005.
- Average daily production increased 239% to 11,397 boe/d from 3,365 boe/d in the same period in 2005. Current production is approximately 14,000 boe/d.
- Continued low operating costs reflecting higher volumes through Company owned facilities.
- General and administrative costs were $1.94/boe in the first quarter as compared to $2.79/boe in the same period in 2005.
- Achieved high operating netbacks of $33.55/boe, before hedging activities, which continues to demonstrate the Company's success in targeting high quality oil and gas reserves in Western Canada.
- Significant progress made in obtaining drilling permits in West Pembina. Recent Pembina drilling resulted in 2 (0.75 net) cased potential Nisku producers awaiting completion and testing. Highpine has 4 (3.0 net) Nisku wells licenced for drilling after break-up and continues to work on many additional permits.
- Drilled 28 gross (14.7 net) wells in the first quarter resulting in a 80% success rate in drilled wells. Results include the Pembina Nisku wells discussed above, a potential Nisku producer at Crystal and several successful gas wells in the West Central Alberta Gas Fairway at Joffre, Ante Creek, Goodwin and Ferrier. The Chickadee prospect was a dry hole.
- Completed the merger with White Fire Energy Ltd. ("White Fire") adding complementary assets in the prolific Pembina Nisku play and West Central Alberta Gas Fairway.
- Closed a bought deal equity financing raising gross proceeds of $100.6 million.

Second Quarter Events:

- On May 1, 2006 Highpine closed the purchase of selective producing assets in the West Pembina Nisku Fairway for a purchase price of approximately $12.3 million.

- Executed costless collar hedging for 3,500 bbls/d of oil for calendar year 2007. Specifically 1,750 bbls/d is hedged at $US55.00 to $US86.15 per barrel and 1,750 bbls/d is hedged at $US60.00 to $US80.70 per barrel.

Operations:

Highpine is pleased to report on operations for the quarter ended March 31, 2006. Production averaged 11,397 boe/d, comprised of 7,950 bbls/d of oil and natural gas liquids and 20.68 mmcf/d of natural gas. Current production in April 2006, has been averaging in the order of 14,000 boe/d. Production in the first quarter was curtailed due to a delayed start-up of a non-operated Violet Grove Oil Battery (16% ownership interest) and facility related production curtailment associated with the Easyford Oil Battery and the Brazeau North Gas Gathering System. Highpine's operated oil battery at Violet Grove has been running satisfactory since its re-start in December 2005.

Nisku reservoir management was a priority for the first quarter. Water injection is occurring in the Nisku "GG" and "HH" pools and pressure responses are starting to be realized. Water injection is set to commence in the prolific Nisku II and VV pools shortly. Good Production Practice (GPP) was granted to the Nisku SS Pool which contains the Company's 100% owned oil discovery at 3-34-48-8 W5M.

Drilling:

Highpine participated in the drilling of 28 gross (14.7 net) wells in the first quarter of 2006. Results consisted of 3 gross (1.8 net) oil wells, 19 gross (10.0 net) gas wells, 5 gross (2.6 net) dry holes and 1 gross (0.3 net) other well. Success rate in drilled wells was 80%. At Pembina, 2 gross (0.75 net) wells finished drilling and are awaiting completion and testing. Notable gas wells drilled include successful wells in Joffre, Goodwin, Ante Creek, Karr and Ferrier. At Crystal, 1 gross (0.6 net) potential Nisku well has been cased and is awaiting completion. The Company's Chickadee prospect was a dry hole.

Considerable success has been realized in progressing Highpine's Nisku drilling and well licencing activities in Pembina. Currently, Highpine has 2 gross (2.0 net) operated drilling licences and 2 gross (1.0 net) non-operated drilling licences in hand. These wells are expected to spud starting in the second quarter. Twelve other Nisku well drilling permits are in various stages of the approval process and are anticipated to be licenced and drilled as the year progresses.

Exploration:

Highpine's land holdings and seismic data base continued to grow in the first quarter. The Company spent $11.9 million in land and seismic acquisition programs in the quarter, boosting its undeveloped land base to 250,000 net acres which includes 97,000 net acres in West Pembina and 102,000 net acres in the West Central Alberta Gas Fairway. A 165 square mile 3D seismic survey was also completed in Pembina, covering recently acquired undeveloped lands, and is currently in for processing and interpretation. Additional Nisku drilling locations are expected to be developed upon completion of this review.

Updated 2006 Production Guidance:

As a result of production curtailment in the first quarter of 2006, and anticipation of temporary production shut-ins due to timing of implementing water injection into selective Nisku pools, Highpine is reducing its 2006 production guidance at this time. Although Highpine is not altering its projected 2006 exit rate of producing in excess of 17,000 boe/d, it is reducing its 2006 average to be now estimated in the range of 14,000 to 16,000 boe/d. This reduction in no way reflects any variation of reservoir performance and/or drilling expectations, only production variance due to the factors outlined above.

Highpine has posted an updated corporate presentation on its website at www.highpineog.com.

FINANCIAL AND OPERATING HIGHLIGHTS

Three Months Ended March 31,	2006	2005	% Change
($000s, except per share and $/boe amounts)			
Financial			
Total revenue[1]	**64,416**	14,092	357
Cash flow from operations	**31,546**	6,940	354
Per share – diluted	**0.65**	0.32	103
Net earnings	**1,291**	768	68
Per share – diluted	**0.03**	0.04	(25)
Net debt[2]	**46,249**	78,112	(41)
Total assets	**910,157**	198,599	358
Corporate acquisitions[3]	**89,651**	--	100
Capital expenditures[4]	**46,769**	34,757	35
Total shares outstanding *(#)*	**52,772**	20,708	155
Weighted average shares outstanding *(#)*			
Basic	**47,796**	20,708	131
Diluted	**48,217**	21,615	123
Operating			
Average daily production			
Crude oil and NGLs *(bbls/d)*	**7,950**	1,816	338
Natural gas *(mcf/d)*	**20,681**	9,293	123
Total *(boe/d)*	**11,397**	3,365	239
Average selling prices[5]			
Crude oil and NGLs *($/bbl)*	**64.80**	54.04	20
Natural gas *($/mcf)*	**8.29**	7.34	13
Total *($/boe)*	**60.26**	49.45	22
Wells drilled – gross (net) *(#)*			
Oil	**3 (1.8)**	2 (0.7)	--
Gas	**19 (10.0)**	4 (1.6)	--
Abandoned / other	**6 (2.9)**	3 (1.8)	--
Total	**28 (14.7)**	9 (4.1)	--
Drilling success rate *(%)*	**80**	75	--
Operating netback *($/boe)*			
Oil and gas sales	**60.26**	49.45	22
Royalties	**(19.49)**	(12.60)	55
Operating costs	**(6.72)**	(4.61)	46
Transportation costs	**(0.50)**	(0.73)	(32)
Realized hedging gain (loss)	**0.46**	(2.91)	--
Operating netback	**34.01**	28.60	19

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Net debt includes working capital excluding unrealized financial instruments.
(3) Corporate acquisitions only include the amounts allocated to property, plant and equipment.
(4) Capital expenditures are presented net of proceeds of disposals.
(5) The average selling prices reported are before hedging activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated and based on information at May 9, 2006. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

This MD&A uses the terms "cash flow from operations" and "cash flow", which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP, as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent ("boe") basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited is available on the Company's website at www.highpineog.com. All previous public filings, including the Company's annual information form, are available on SEDAR at www.sedar.com.

Financial Results

Acquisition

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares ("Common Shares") of the Company with an ascribed value of $95.5 million (the "White Fire Acquisition"). Transaction costs of $0.5 million were also incurred by Highpine. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with $89.7 million allocated to property, plant and equipment and $36.0 million to goodwill. The property, plant and equipment allocation includes $25.8 million for unproved lands. A working capital deficiency of $13.8 million and bank debt of $4.5 million were assumed by Highpine. Asset retirement obligations of $1.1 million and future tax liabilities of $10.3 million were also recorded.

Oil and Gas Revenue

Three Months Ended March 31,	**2006**	2005	% Change
($000s)			
Crude oil and NGLs revenue	**46,368**	8,833	425
Natural gas revenue	**15,438**	6,140	151
	61,806	14,973	313
Realized hedging gain (loss)	**468**	(881)	--
Unrealized hedging gain	**2,142**	--	--
Total oil and gas revenue	**64,416**	14,092	357

Total oil and gas revenue for the first quarter ended March 31, 2006 totaled $64.4 million compared to $14.1 million recorded a year ago. The 357% improvement in revenue was attributable to increased production combined with increased prices and hedging gains.

Production

Three Months Ended March 31,	2006	2005	% Change
Daily Production			
Crude oil and NGLs *(bbls/d)*	**7,950**	1,816	338
Natural gas *(mcf/d)*	**20,681**	9,293	123
Boe/d	**11,397**	3,365	239
Crude oil and NGLs	**70%**	54%	--
Natural gas	**30%**	46%	--
	100%	100%	--

Three Months Ended March 31,	2006	2005	% Change
(boe/d)			
Daily Production by Area			
Pembina	**8,486**	1,451	485
West Central Alberta Gas Fairway	**1,933**	1,089	78
Bantry / Retlaw	**495**	518	(4)
Other	**483**	307	57
Total	**11,397**	3,365	239

First quarter production in 2006 rose 239% to 11,397 boe/d compared to the same period in 2005 with significant increases realized at Pembina as a result of bringing on previously shut-in production through Highpine's 80% owned Violet Grove oil battery, including its 100% owned 9-35-48-8 W5M discovery. Production also increased in the West Central Alberta Gas Fairway due primarily to volumes added from the Vaquero acquisition in May 2005.

Pricing

Three Months Ended March 31,	2006	2005	% Change
Selling Prices Before Hedges			
Crude oil and NGLs *($/bbl)*	**64.80**	54.04	20
Natural gas *($/mcf)*	**8.29**	7.34	13
Total combined *($/boe)*	**60.26**	49.45	22

Realized natural gas prices increased 13% to $8.29/mcf in the first quarter of 2006 compared to the first quarter of 2005 primarily as a result of increases in the average AECO prices.

Realized crude oil and NGL prices increased 20% to $64.80/bbl in the first three months of 2006 versus the first three months of 2005 due to WTI increases that were partially offset by increases in the $US/$CDN exchange rate.

Commodity Price Risk Management

Three Months Ended March 31,	2006	2005	% Change
Average volumes hedged *(boe/d)*	**3,833**	700	448
% of production hedged	**34%**	21%	62
Realized hedging gain (loss) *($000s)*	**468**	(881)	--
Realized hedging gain (loss) *($/boe)*	**0.46**	(2.91)	--

The Company realized a natural gas hedging gain of $0.5 million for the three months ended March 31, 2006 versus $nil at March 31, 2005 when the Company incurred an oil hedging loss of $0.9 million.

The following contracts are outstanding for 2006:

Term	Contract	Volume	Fixed Price
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80/bbl
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25/bbl
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70/GJ

If the contracts were terminated on March 31, 2006, the Company would have received $0.8 million.

On April 11, 2006, the Company entered into the following 2007 contracts:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl

Royalty Expense

Three Months Ended March 31,	**2006**	2005	% Change
Total royalties, net of ARTC *($000s)*	**19,994**	3,816	424
As a % of oil and gas sales (before hedging)	**32%**	25%	28
$/boe	**19.49**	12.60	55

Royalties as a percentage of oil and gas sales before hedging averaged 32% for the first quarter of 2006 compared to 25% for the first quarter of 2005. Royalty rates as a percentage of oil and gas sales have been higher in 2006 due to gross overriding royalties on certain Pembina wells along with higher Crown royalty rates on wells in the Pembina area.

Operating Costs

Three Months Ended March 31,	2006	2005	% Change
Operating costs *($000s)*	**6,895**	1,396	394
$/boe	**6.72**	4.61	46

Operating costs on a per boe basis increased 46% in the 2006 three-month period due to higher volumes from Pembina, which has sour oil production that requires more processing as a result of the sour nature of the oil.

Transportation Costs

Three Months Ended March 31,	2006	2005	% Change
Transportation costs *($000s)*	**518**	220	135
$/boe	**0.50**	0.73	(32)

Transportation costs for the first quarter of 2006 dropped 32% on a per boe basis from the first quarter of 2005 due to higher production volumes and lower sulphur trucking costs in 2006.

Operating Netbacks

Three Months Ended March 31,	2006	2005	% Change
($/boe)			
Sales price before hedging	**60.26**	49.45	22
Royalties	**(19.49)**	(12.60)	55
Operating costs	**(6.72)**	(4.61)	46
Transportation costs	**(0.50)**	(0.73)	(32)
Netback before hedges	**33.55**	31.51	6
Realized hedging gain (loss)	**0.46**	(2.91)	--
Operating netbacks	**34.01**	28.60	19

Operating netbacks before realized hedging gains or losses increased 6% to $33.55/boe for the first three months of 2006 compared to $31.51/boe for the first three months of 2005 as a result of higher commodity prices that were partially offset by higher royalties and operating costs.

General and Administrative Expenses

Three Months Ended March 31,	2006	2005	% Change
Gross expenses *($000s)*	**2,591**	990	162
Capitalized *($000s)*	**(596)**	(144)	314
Net expenses *($000s)*	**1,995**	846	136
$/boe	**1.94**	2.79	(30)
% capitalized	**23%**	15%	53

Net expenses rose 136% from the first quarter of 2005 to the first quarter of 2006 as a result of staff increases necessary to manage the growth of the Company. General and administrative expenses dropped 30% on a per boe basis from $2.79/boe in the first quarter of 2005 to $1.94/boe in the first quarter of 2006 due to increased production volumes.

Stock-Based Compensation

Stock-based compensation expense of $1.5 million was recorded in the first three months of 2006 compared to $0.3 million in the first three months of 2005. The increase was primarily the result of stock options that were granted to former Vaquero and White Fire employees that have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the first quarter of 2006 were $1.1 million, a 39% increase over the $0.8 million recorded in the first quarter a year ago. Although March 31, 2006 bank debt was lower than March 31, 2005 bank debt, average year-over-year debt levels were higher resulting in increased interest and finance costs. The Company used the proceeds of its February 22, 2006 equity financing to reduce bank debt.

Depletion, Depreciation and Accretion

Three Months Ended March 31,	**2006**	2005	% Change
Depletion, depreciation and accretion *($000s)*	**29,160**	5,433	437
$/boe	**28.43**	17.94	58

Depletion, depreciation and accretion totaled $29.2 million or $28.43/boe for the first quarter of 2006 compared to $5.4 million or $17.94/boe a year ago, a 58% increase on a per boe basis. The increase is attributable to significant facility expenditures incurred in 2006 combined with the acquisition costs of Vaquero and White Fire.

Income Taxes

Cash taxes of $0.2 million for 2006 (2005 – $0.1 million) relate to the Federal Large Corporation Tax. Large Corporation Tax was higher in the first quarter of 2006 due to a higher capital tax base resulting from the Company's equity financings and corporate acquisitions. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

Three Months Ended March 31,	**2006**	2005	% Change
Cash flow from operations *($000s)*	**31,546**	6,940	354
Per diluted share *($)*	**0.65**	0.32	103
Net earnings *($000s)*	**1,291**	768	68
Per diluted share *($)*	**0.03**	0.04	(25)

Cash flow from operations increased 354% to $31.5 million for the three months ended March 31, 2006 compared to $6.9 million in the prior year as a result of stronger commodity prices and significantly higher production volumes. Net earnings rose 68% to $1.3 million in the first quarter of 2006 from $0.8 million a year ago. Year-over-year earnings per diluted share decreased 25% as a result of higher depletion, depreciation and accretion expense.

Liquidity and Capital Resources

At March 31, 2006, the Company had a revolving term credit facility of $130 million and a demand operating credit facility of $20 million. At March 31, 2006, Highpine had drawn $34.3 million against the facilities representing 23% of available credit facilities, providing excess credit capacity of $115.7 million. At March 31, 2006, Highpine had a working capital deficiency of $11.9 million and net debt of $46.2 million. The ratio of March 31, 2006 net debt to annualized first quarter 2006 cash flow was 0.37 times. Net debt decreased significantly from December 31, 2005 to March 31, 2006 as a result of applying $96.3 million of net proceeds from the February 22, 2006 issuance of 4.3 million Common Shares at a price of $23.40 per share against outstanding bank debt.

As at	March 31, 2006	December 31, 2005	% Change
($000s)			
Capitalization			
Bank debt	**34,356**	104,707	(67)
Working capital deficiency	**11,893**	4,892	143
Net debt	**46,249**	109,599	(58)
Shares outstanding	**52,772**	44,250	19
Market price at end of period *($)*	**23.25**	20.70	12
Market capitalization	**1,226,949**	915,975	34
Total capitalization	**1,273,198**	1,025,574	24
Net debt as a % of total capitalization	**4%**	11%	(64)
Annualized cash flow	**126,184**	74,550	69
Net debt to cash flow	**0.37**	1.47	(75)

Highpine's remaining 2006 capital budget will be funded from available bank debt and cash flow from operations.

At May 9, 2006, Highpine's bank debt was approximately $55 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, were $46.8 million for the quarter ended March 31, 2006 compared to $34.8 million in 2005. Highpine drilled 28 gross wells (14.7 net) during the quarter at a cost of $25.4 million. An additional $8.5 million was incurred equipping and tieing-in wells. Highpine acquired lands at Pembina and in the West Central Alberta Gas Fairway at Crown land sales at a cost of $9.0 million. Highpine also incurred $3.0 million of seismic expenditures primarily in the Pembina region.

Three Months Ended March 31,	2006	2005	% Change
($000s)			
Land	**8,952**	14,301	(37)
Seismic	**2,974**	1,785	67
Drilling and completions	**25,426**	9,132	178
Facilities and equipment	**8,478**	9,344	(9)
Property acquisitions and disposition (net)	**210**	--	100
Capitalized general and administrative	**596**	144	314
Office and other	**133**	51	161
Total	**46,769**	34,757	35

Shareholders' Equity

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire. The Common Shares had an ascribed value of $95.5 million.

On February 22, 2006, the Company issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at May 9, 2006, the Company had 52.8 million Common Shares outstanding and had granted options to employees to acquire a further 4.7 million Common Shares.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases, while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 2 to the December 31, 2005 consolidated financial statements. A summary of Highpine's critical accounting estimates can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2005.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses;
- Finding and producing reserves economically;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Summary of Quarterly Results

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
($000s, except per share amounts)								
Financial								
Total revenue[1]	**64,416**	54,229	51,495	21,817	14,092	11,941	11,676	11,133
Net earnings (loss)	**1,291**	4,855	6,683	(32)	768	1,046	507	1,371
Per share – basic	**0.03**	0.11	0.15	(0.00)	0.04	0.05	0.03	0.09
Per share – diluted	**0.03**	0.11	0.15	(0.00)	0.04	0.05	0.03	0.09
Cash flow from operations	**31,546**	27,957	29,796	9,856	6,940	6,254	5,229	5,493
Per share – basic	**0.66**	0.63	0.67	0.31	0.34	0.31	0.31	0.36
Per share – diluted	**0.65**	0.62	0.65	0.31	0.32	0.31	0.31	0.36
Corporate acquisitions	**89,651**	--	--	257,314	--	--	--	--
Capital expenditures[2]	**46,769**	50,861	48,149	19,839	34,757	23,619	12,305	16,711
Total assets	**910,157**	753,690	715,360	677,834	198,599	163,388	138,941	129,187
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**7,950**	5,881	5,562	2,617	1,816	1,897	1,812	1,628
Gas *(mcf/d)*	**20,681**	16,006	18,277	11,593	9,293	6,784	7,091	6,759
Total *(boe/d)*	**11,397**	8,549	8,608	4,549	3,365	3,027	2,994	2,754

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Highpine's revenue has increased through the previous eight quarters primarily as a result of production from the properties acquired on the acquisitions of Vaquero in May 2005 and White Fire in February 2006 as well as the Company's drilling programs.

CONSOLIDATED BALANCE SHEETS

As at	**March 31, 2006**	December 31, 2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**51,655**	40,716
Prepaid expenses and deposits	**1,526**	1,795
Financial instruments *(note 7)*	**2,905**	763
	56,086	43,274
Property, plant and equipment *(note 3)*	**601,040**	493,330
Long-term investment, at cost	**1,150**	1,000
Deferred charges	**--**	251
Goodwill *(note 2)*	**251,881**	215,835
	910,157	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**65,074**	47,403
Bank indebtedness *(note 5)*	**34,356**	104,707
	99,430	152,110
Future income taxes	**94,712**	84,167
Asset retirement obligations *(note 4)*	**7,493**	5,898
Deferred lease inducements	**471**	492
Shareholders' equity		
Share capital *(note 6)*	**673,885**	479,496
Contributed surplus *(note 6)*	**4,975**	3,627
Retained earnings	**29,191**	27,900
	708,051	511,023
	910,157	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the Three Months Ended March 31,	2006	2005
($000s, except per share amounts) (unaudited)		
Revenues		
Oil and gas revenues	**61,806**	14,973
Royalties, net of Alberta Royalty Tax Credits	**(19,994)**	(3,816)
Financial instruments		
Realized gains (losses)	**468**	(881)
Unrealized gains	**2,142**	--
	44,422	10,276
Interest and other income	**18**	--
	44,440	10,276
Expenses		
Operating costs	**6,895**	1,396
Transportation costs	**518**	220
General and administrative	**1,995**	846
Depletion, depreciation and accretion	**29,160**	5,433
Interest and finance costs	**1,143**	824
Stock-based compensation *(note 6)*	**1,520**	278
	41,231	8,997
Earnings before taxes	**3,209**	1,279
Taxes		
Current	**180**	50
Future	**1,738**	461
	1,918	511
Net earnings	**1,291**	768
Retained earnings, beginning of period	**27,900**	23,992
Stock dividend and adjustment	**--**	(8,366)
Retained earnings, end of period	**29,191**	16,394
Net earnings per share *(note 6)*		
Basic	**0.03**	0.04
Diluted	**0.03**	0.04

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31,	2006	2005
($000s) (unaudited)		
Cash provided by (used in):		
Operating Activities		
Net earnings	**1,291**	768
Items not involving cash:		
Depletion, depreciation and accretion	**29,160**	5,433
Future income taxes	**1,738**	461
Stock-based compensation	**1,520**	278
Unrealized gains on financial instruments	**(2,142)**	--
Amortization of deferred lease inducements	**(21)**	--
Funds from operations	**31,546**	6,940
Change in non-cash operating working capital	**(16,121)**	(5,857)
	15,425	1,083
Financing Activities		
Common shares issued for cash, net of share issue costs	**96,281**	1
Proceeds on exercise of stock options	**998**	--
(Decrease) increase in bank indebtedness	**(74,821)**	29,145
Deferred charges	**--**	(658)
	22,458	28,488
Investing Activities		
Property, plant and equipment additions	**(46,769)**	(34,757)
Purchase of investments	**(150)**	--
Net cash paid on business combination *(note 2)*	**(527)**	--
Deferred charges	**251**	--
Change in non-cash investing working capital	**9,312**	5,186
	(37,883)	(29,571)
Change in cash and cash equivalents	**--**	--
Cash and cash equivalents, beginning of period	**--**	--
Cash and cash equivalents, end of period	**--**	--
Cash interest paid	**748**	407
Cash taxes paid	**280**	216

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2006 and 2005

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

2. Acquisition of White Fire Energy Ltd.

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares with an ascribed value of $95.5 million. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $25,800)	89,651
Goodwill	36,046
Working capital (deficiency)	(13,810)
Bank debt	(4,470)
Asset retirement obligations	(1,145)
Future income taxes	(10,265)
	96,007
Consideration	
Acquisition costs	527
Class A common shares issued	95,480
	96,007

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

3. Property, Plant and Equipment

At March 31, 2006, approximately $141.1 million (December 31, 2005 – $112.4 million) of unproved property costs were excluded from the depletion calculation. Future development costs of $15.7 million (December 31, 2004 – $13.3 million) were included in the depletion calculation. During the three months ended March 31, 2006, general and administrative expenses of $0.6 million (March 31, 2005 – $0.1 million) were capitalized.

4. Asset Retirement Obligations

At March 31, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $12.4 million. Expenditures to settle asset retirement obligations will be incurred between 2006 and 2026. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0% per annum and have been inflated using an inflation rate of 2.0% per annum.

Changes to asset retirement obligations were as follows:

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
($000s)		
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**1,145**	1,903
Liabilities incurred	**332**	1,694
Liabilities disposed of	**--**	--
Accretion expense	**118**	327
Asset retirement obligations, end of period	**7,493**	5,898

5. Bank Indebtedness

At March 31, 2006, the Company had available a $130 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility revolves until May 31, 2006 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lender's prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and compensation expense. The demand operating facility bears interest at the lender's prime rate. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share Capital

Three Months Ended March 31, 2006	Shares	Amount
(000s)	*(#)*	*($)*
Class A common shares		
Balance, beginning of period	44,250	479,496
Issued to acquire White Fire Energy Ltd.	**4,089**	**95,480**
Issued for cash	**4,300**	**100,620**
Stock options exercised	**133**	**998**
Contributed surplus transferred on exercise of stock options	**--**	**172**
Share issue costs less tax effect of $1,458	**--**	**(2,881)**
Balance, end of period	**52,772**	**673,885**

6. **Share Capital (continued)**

Per Share Amounts

Three Months Ended March 31,	2006	2005
(#000s)		
Weighted average number of common shares outstanding		
Basic	**47,796**	20,708
Dilutive effect of stock options	**421**	907
Diluted	**48,217**	21,615

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Three Months Ended March 31, 2006		Year Ended December 31, 2005	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(#000s)	*($)*	*(#000s)*	*($)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**1,116**	**21.69**	2,308	18.96
Exercised	**(133)**	**(7.82)**	(47)	(3.89)
Cancelled	**--**	**--**	(224)	(17.00)
Stock dividend adjustment	**--**	**--**	73	--
Balance, end of period	**4,635**	**15.51**	3,652	13.06
Exercisable, end of period	**635**	**4.60**	556	4.33

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2006 grants:

Expected volatility	29%
Risk-free rate of return	5.25%
Expected option life	4 years
Weighted average fair market value per option	$7.70

The Company does not anticipate paying any dividends during the expected life of the options.

6. **Share Capital (continued)**

Contributed Surplus

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
($000s)		
Balance, beginning of period	**3,627**	511
Compensation expense, net of recovery	**1,520**	3,151
Transferred to share capital on exercise of stock options	**(172)**	(35)
Balance, end of period	**4,975**	3,627

7. **Commodity Price Risk Management**

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges, however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements have been entered into:

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at March 31, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	(1,702)
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	(366)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	--
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	--

Financial AECO Natural Gas Contract

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at March 31, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	2,905

The financial AECO natural gas contract has not been designated as an effective accounting hedge. Accordingly, the financial AECO natural gas contract has been accounted for as an asset in the consolidated balance sheet based on its fair value.

Reader Advisory

Statements in this press release contain forward-looking information including expectations of future production and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

KICK ENERGY CORPORATION

HIGHPINE OIL & GAS LIMITED TO ACQUIRE KICK ENERGY CORPORATION

Calgary, Alberta, June 1, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("Highpine") and Kick Energy Corporation (TSX: KEC) ("Kick") are pleased to announce that they have entered into an acquisition agreement, whereby Highpine will acquire all of the issued and outstanding shares of Kick pursuant to a Plan of Arrangement (the "Arrangement"). The Arrangement is subject to approval by the Court of Queen's Bench of Alberta, applicable regulatory authorities and Kick shareholders no later than August 10, 2006.

Under the Arrangement, shareholders of Kick will receive 0.32 of a class "A" common share of Highpine for each common share of Kick. The exchange ratio is consistent with the market values of the two companies during the period of negotiation.

This transaction both strengthens and extends Highpine's dominant position in the prolific Pembina Nisku exploration trend with new undeveloped lands, including adding approximately 30 high working interest Nisku drilling prospects and strategic production and pipeline facilities. In addition, Highpine is pleased to announce that Mr. Tim Hunt, the President and Chief Executive Officer of Kick, has agreed to join the board of directors of Highpine upon the successful completion of the Arrangement.

"I am very excited to be able to announce the acquisition of Kick," said Mr. Gordon Stollery, Chairman and Chief Executive Officer of Highpine. "This acquisition adds additional Nisku drilling prospects and facilities that will allow for development of new oil and gas production and reserves, alternative production take-away options which will give better control of onstream times and will allow for more capital efficient Nisku development where both companies have competing or adjacent lands. Drilling of several of these prospects, in addition to Highpine's Nisku locations, is expected to commence immediately, using two drilling rigs, and is anticipated to continue throughout the year."

Mr. Tim Hunt, President and Chief Executive Officer of Kick, added, "Our Pembina Nisku position is a natural consolidation and expansion to Highpine's dominant position and will help create an even stronger entity to develop the fairway in the most economic manner. Highpine clearly maintains the competitive advantage on its prospective lands and Kick's lands will extend that to the southwest. The combined company's light oil and gas prospects will be of the highest quality in the Pembina Nisku trend which will be to the benefit of both shareholder groups."

Pro Forma Highpine Highlights:

Highpine will continue to be a light oil and natural gas (with liquids) exploration company with its core asset base located in an exciting oil exploration play on the prolific Pembina Nisku trend. Highpine also has diversified oil and gas exploration and development opportunities in Joffre, Chip Lake, Windfall/Sakwatamau, McLeod/Goodwin, Ante Creek and Wilson Creek/Ferrier, collectively known as its West Central Alberta Gas Fairway.

Pro forma, the 2006 exit production is estimated to be between 23,000 to 25,000 boe/d. Current total productive capability, including behind-pipe production is estimated to be 21,000 to 22,000 boe/d. Pro forma reserves are estimated at 37.3 million barrels of proved plus probable reserves. Combined undeveloped land holdings will be in excess of 300,000 net acres.

At Pembina, pro forma, Highpine will have:

- Total undeveloped land of approximately 184,000 acres.
- An average working interest of approximately 80%.
- A 3-D seismic base of in excess of 1,000 square miles, that essentially covers the entire Nisku play.
- Approximately 120 distinct seismically defined locations at an approximate 75% working interest with several contingent locations and/or additional leads/opportunities in the Nisku play.
- Control of facilities with a capacity net to Highpine in excess of 20,000 bbls/d.
- Enhanced opportunities for natural gas (with liquids) from widespread Cretaceous horizons.

In addition to Pembina, Highpine will continue to have core areas at Joffre, Chip Lake, Windfall/Sakwatamau, McLeod/Goodwin, Ante Creek and Wilson Creek/Ferrier. Highpine's West Central Alberta Gas Fairway has over 102,000 net acres of undeveloped land and a drilling inventory in excess of 50 drilling locations, at an average working interest of approximately 70%. This inventory targets high quality, medium depth, medium risk, multi-zone natural gas with associated liquids in West Central Alberta.

On a combined basis, the two companies have a 2006 capital expenditure budget of $230 million and intend to drill approximately 80 to 100 gross wells in 2006. 2006 production guidance, assuming full calendar year production from each company, is estimated to average between 18,000 and 20,000 boe/d. Total combined bank debt is approximately $75 million as of May 31, 2006 and Highpine, on closing of the Arrangement, will have approximately 67.6 million basic class "A" common shares outstanding.

Management and Board Recommendations

The Arrangement has the support of the board of directors of both Kick and Highpine.

The board of directors of Kick has concluded that the Arrangement is in the best interests of its shareholders and will recommend that Kick shareholders vote their Kick shares in favour of the Arrangement. Directors, officers and employees of Kick, holding approximately 30% of the fully diluted common shares of Kick, have entered into lock-up agreements whereby they have agreed to vote their Kick shares in favour of the Arrangement. GMP Securities L.P. has provided the board of directors of Kick with their opinion, subject to their review of the final form of the documents effecting the Arrangement, that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view.

The board of directors of Highpine has approved the Arrangement and has received an opinion from FirstEnergy Capital Corp. that the transaction is fair, from a financial point of view, subject to a review of the final form of documents effecting the Arrangement.

Kick has agreed to pay Highpine a non-completion fee in the amount of $10 million in certain circumstances if the Arrangement is not completed. Kick has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Kick and has granted Highpine certain pre-emptive rights if Kick receives any other offers.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction. The class "A" common shares of Highpine will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

For further information please contact:

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

Kick Energy Corporation
Suite 1720, 734 – 7th Avenue S.W.
Calgary, Alberta T2P 3P8
Canada

Mr. Tim Hunt, President and Chief Executive Officer
or Ms. Ulla Fuss
Vice President, Finance and Chief Financial Officer

Telephone: (403) 262-9801
Facsimile: (403) 264-3268
Website: www.kickenergy.ca

FILE No 82-34869

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED TO PRESENT AT THE CAPP IS 2006 OIL AND GAS INVESTMENT SYMPOSIUM

Calgary, Alberta, June 8, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it will be presenting at the CAPP IS 2006 Oil & Gas Investment Symposium, which is taking place June 12 to June 14, 2006 in Calgary, Alberta at the Hyatt Regency Calgary. Mr. Greg N. Baum, President and Chief Operating Officer of Highpine, is scheduled to present at approximately 11:00 a.m. (MDT) on Monday, June 12, 2006 and Tuesday, June 13, 2006. Both presentations will take place in Room #1 and will address Highpine's 2006 financial and operating performance, its corporate strategy and its 2006 outlook. Highpine will post an updated corporate presentation on its website at www.highpineog.com prior to market open on Monday, June 12, 2006.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

Hk No 82-34869

HIGHPINE
OIL & GAS LIMITED

KICK
ENERGY
CORPORATION

HIGHPINE OIL & GAS LIMITED AND KICK ENERGY CORPORATION PROVIDE A DRILLING AND PRODUCTION TESTING UPDATE

Calgary, Alberta, July 13, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("Highpine") and Kick Energy Corporation (TSX: KEC) ("Kick") (together, the "Companies") are pleased to provide an update on recent drilling and production testing activity in their core areas of Pembina and the West Central Alberta Gas Fairway.

As previously announced, Highpine has agreed to acquire all of the issued and outstanding shares of Kick pursuant to a plan of arrangement (the "Arrangement") which is expected to close on or about August 1, 2006. The Arrangement is subject to approval by the Court of Queen's Bench of Alberta, applicable regulatory authorities and Kick shareholders.

Drilling

The Companies wish to announce that four (4) new Pembina wells have been cased as potential new Nisku pool discoveries. Kick's 6-6-48-10 W5M well (100% WI) encountered an approximate ten (10) metre hydrocarbon net pay column in the Nisku zone and its 12-5-48-10 W5M well (100% WI) encountered an approximate fourteen (14) metres of net pay in the Nisku zone. Highpine's 5-14-48-11 W5M well (75% WI) encountered a porous Nisku reef containing approximately six (6) metres of net pay and its non-operated 6-13-48-10 W5M well (50% WI) discovered a Nisku reef containing a hydrocarbon column with an estimated net pay of five (5) metres. Each of these net pay estimates have been independently determined based on wellbore evaluation logs and geological samples. All wells require completion and testing to determine the oil and/or gas content and the well productivity. Further, all are expected to be completed over the next several months, and assuming economic success, will be tied-in as expediently as possible, with a year-end tie-in target.

Two drilling rigs are now moving to the next Nisku locations at 7-28-48-11 W5M (68% WI) and 4-21-47-11 W5M (100% WI). Drilling of additional Nisku licenced prospects will follow after these wells are completed. In addition to drilling in Pembina, Highpine has two drilling rigs actively operating in its West Central Alberta Gas Fairway.

On the licencing front, the Companies have seven (7) drilling licences in place, including the 7-28 and 4-21 drilling locations. The Companies have submitted or expect to submit in excess of 20 additional applications to the AEUB for approval and continue to work on many more Pembina Nisku drilling permits. Highpine continues to remain confident in successfully executing its consultation program for obtaining permits for drilling its substantial inventory of Nisku wells.

Production Testing

Recently, Highpine cased two (2) potential Nisku producers. These wells are now being completed and tested. The non-operated 15-1-49-10 W5M well (25% WI) was flow tested at rates of up to 111 e^3m^3/d (3.9 mmcf/d) of raw gas and 201 m^3/d (1,270 bbls/d) of oil at a flowing pressure of 6,535 kPa. Also, the

non-operated 1-17-48-9 W5M well (50% WI) is expected to be perforated and tested within the coming week. Economics and timing for tie-in of these wells is ongoing.

In the West Central Alberta Gas Fairway, a 100% owned Highpine well in Joffre was recently drilled, completed and tested. This well flowed at a test rate of in excess of 400 bbls/d of 30° API oil. This well is expected to be pipeline connected and brought on stream within the next 60 days. Additional prospective lands are being acquired as a result of this production test.

Highpine and Kick are Calgary-based oil and natural gas companies engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine and Kick's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. Highpine's Class A Common Shares and Kick's Common Shares trade on the Toronto Stock Exchange under the symbol "HPX" and "KEC" respectively.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Companies. These risks include, but are not limited to; the risk that the Arrangement will not be completed, the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.

For further information, please contact:

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance
and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

Kick Energy Corporation
Suite 1720, 734 – 7th Avenue S.W.
Calgary, Alberta T2P 3P8
Canada

Mr. Tim Hunt, President
and Chief Executive Officer
or Ms. Ulla Fuss
Vice President, Finance and
Chief Financial Officer

Telephone: (403) 262-9801
Facsimile: (403) 264-3268
Website: www.kickenergy.ca

File No. 82-34869

HIGHPINE OIL & GAS LIMITED

KICK ENERGY CORPORATION

HIGHPINE OIL & GAS LIMITED AND KICK ENERGY CORPORATION ANNOUNCE CLOSING OF ACQUISITION OF KICK ENERGY CORPORATION

Calgary, Alberta, August 1, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("Highpine") and Kick Energy Corporation (TSX: KEC) ("Kick") are pleased to announce that the previously announced Plan of Arrangement (the "Arrangement") involving Highpine, Kick and the shareholders of Kick has been completed. The Arrangement was approved at the special meeting of shareholders of Kick and by the Court of Queen's Bench of Alberta on July 28, 2006 and July 31, 2006, respectively. Holders of common shares of Kick voted 99.7% in favour of the Arrangement resolution. Highpine issued 14,830,840 class "A" common shares to the former shareholders of Kick on completion of the Arrangement. As a result of the Arrangement, Highpine also assumed bank debt of approximately $26 million.

This transaction strengthened and extended Highpine's dominant position in the prolific Pembina Nisku exploration trend with new undeveloped lands, including adding approximately 30 high working interest Nisku drilling prospects and strategic production and pipeline facilities. In addition, Highpine is pleased to announce that Mr. Tim Hunt, the former President and Chief Executive Officer of Kick, joined the board of directors of Highpine upon completion of the Arrangement.

It is anticipated that Kick's common shares will be delisted from the Toronto Stock Exchange at the close of business on Thursday, August 3, 2006. In conjunction with the closing, the directors and officers of Kick have resigned and officers of Highpine have been appointed as directors and officers.

For further information please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 4000, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

F/K No 82-34869

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES SECOND QUARTER 2006 FINANCIAL AND OPERATING RESULTS AND PROVIDES OPERATIONAL UPDATE

Calgary, Alberta, August 9, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce its financial and operating results for the second quarter ending June 30, 2006.

Second Quarter Highlights:

- Total revenue increased 188% to $62.8 million from $21.8 million in the second quarter of 2005.
- Cash flow from operations increased 252% to $34.7 million from $9.9 million in the same period in 2005. Cash flow per diluted share increased 110% to $0.65 from $0.31 in 2005.
- Net earnings increased to $10.6 million which includes a $9.1 million future tax reduction related to corporate income tax rate reduction.
- Average daily production increased 146% to 11,201 boe/d from 4,549 boe/d in the same period in 2005. It is estimated that Highpine's production, including production volumes acquired from Kick Energy Corporation ("**Kick**") and assuming certain Nisku Pools return to full production capability after successfully implementing pressure maintenance schemes, will exit August in excess of 16,000 boe/d.
- Highpine's current estimated production capability is estimated to be in excess of 23,000 boe/d.
- Continued strong operating netbacks of $34.88/boe, before hedging activities, demonstrating the Company's success in targeting high quality oil and gas reserves in Western Canada.
- Continued low operating costs reflecting production volumes utilizing Company owned facilities.
- Drilled 6.0 gross (3.5 net) wells in the second quarter resulting in a 67% success rate in drilled wells. Results included 2 gross (0.83 net) wells in Pembina consisting of 1 gross (0.33 net) water source well and 1.0 gross (0.5 net) dry hole, and 4.0 gross (2.7 net) wells drilled in the West Central Alberta Gas Fairway which included a natural gas discovery (35% W.I.) at Ante Creek, a crude oil discovery (100% W.I.) at Joffre and a gas well (50% W.I.) drilled in Ferrier.
- Highpine has made significant progress receiving drilling licences in West Pembina with 22 gross (19.7 net) Nisku well licences fully approved or expected to be in the near term. The status of such Nisku drilling licences are as following: 7 gross (6 net) wells have been fully approved; 9 gross (8.2 net) wells are in for AEUB licence approval with all objections

removed; and 6 gross (5.5 net) wells have been submitted to the AEUB and have minor consultation issues remaining which are expected to be resolved shortly.

- Highpine continues to drill its Nisku inventory with 2 active rigs. Included in the immediate drilling priorities are the licenced 7-34-48-8 W5M and 8-34-48-8 W5M wells, which are the water source and water injection wells to be utilized for pressure maintenance in the prolific "WW" pool.

- In May, 2006, the water injection scheme for the Nisku "MM" Pool was approved by the AEUB which water injection is expected to commence in the third quarter.

- Executed additional costless collar hedging of 5,000 GJ/d of gas commencing July 2006 through to March 2008. Specifically, the gas is hedged at $6.00 Cdn. per GJ to $11.10 Cdn. per GJ.

Third Quarter Events:

- On August 1, 2006, Highpine completed the acquisition of Kick adding complimentary assets in the Pembina Nisku play.

- On August 1, 2006, Highpine completed the purchase of an industry partner's producing assets and undeveloped lands in Pembina for approximately $9.5 million. This transaction represents further strategic consolidation of the Pembina Nisku play.

- In Pembina, Highpine is currently drilling 2 gross (1.7 net) wells which are Nisku prospects located at 7-28-48-11 W5M (68% W.I.) and 4-21-47-11 W5M (100% W.I.). On August 8, 2006 the 7-28-48-11 W5M well was cased as a potential Nisku producer. In addition, completion and testing of the Company's recently announced Nisku discovery at 1-17-48-9 W5M (50% W.I.) resulted in a test rate of 515 bbls/day of light oil, 0.74 mmcf/d of raw gas and no water. This well is expected to be on production shortly.

- On July 5, 2006, Highpine completed the purchase of producing assets and undeveloped lands in Ante Creek for a purchase price of approximately $4.4 million.

- Highpine had its credit facility reviewed and updated by its lenders who have approved an increase in the credit facility to $225 million. This increased facility enhances Highpine's ability to execute its business plan of exploration/development drilling in its core areas and capitalize on further consolidation opportunities, particularly in Pembina.

- Effective August 31, Doug McArthur will retire from his role as Senior Vice-President, Exploration of Highpine. Mr. McArthur will continue to support Highpine's activities in a consulting role going forward. Charles L. Buckley, formerly Vice President, Exploration of Kick will replace Mr. McArthur in such capacity. Mr. Buckley's extensive knowledge of the Pembina Nisku play will complement Highpine which primary focus is in the Pembina Nisku trend.

- Timothy T. Hunt, formerly President and Chief Executive Officer of Kick, joined Highpine's Board of Directors effective August 1, 2006. Mr. Hunt's engineering and operational experience in the Pembina Nisku trend will complement Highpine's exploitation activities in this area.

Operations

The Company's production averaged 11,201 boe/d for the second quarter, comprised of 6,940 bbls/d of oil and natural gas liquids and 25.56 mmcf/d of natural gas. It is estimated that Highpine's production, including production volumes acquired from Kick and assuming certain Nisku Pools return to full production capability after successfully implementing pressure maintenance schemes, will exit August in excess of 16,000 boe/d. This amount does not include any volumes from the recently shut-in Nisku "SS" and "WW" pools. Production in the second quarter was impacted by down-time in third party operated facilities and the curtailment of certain of the Company's Nisku production while awaiting implementation of pressure maintenance. The "SS" and ""WW" pools were shut-in in June after bottom hole pressure data concluded that each pool's minimum operating pressure had been reached. Highpine has received drilling licences for the water source and injection wells for the "WW" pool and will commence drilling these wells in August. Highpine's target is to have this pool back on stream prior to year-end. In addition, Highpine is in discussions with industry partners regarding a joint pressure maintenance scheme for the Nisku "SS" pool and is hopeful that this pool may return to production before year-end. In the second quarter, the Nisku II and VV pools were curtailed while awaiting implementation of pressure maintenance, however, these pools are expected to return to full production capability by the end of August. Work continues on exploitation and water injection for the "KK" and "MM" pools. Although Highpine's 2006 production average will be impacted as a result of the factors described above, Highpine is diligently working towards achieving its 2006 year end exit rate target of production in excess of 23,000 boe/d and estimates that its current corporate production capacity is in excess of this threshold.

Drilling

Highpine participated in the drilling of 6 gross (3.5 net) wells in the second quarter of 2006. Success rate in drilled wells was 67%. During the third quarter to date, four (4) gross (3.3 net) wells have been cased as potential Nisku producers. In addition, two (2) gross (1.7 net) wells are currently being drilled, with the 7-28-48-9 W5M (68% W.I.) well having been cased on August 8, 2006 as a potential Nisku producer.

The Company has had increased success in procuring Nisku drilling permits and currently has 7 gross (6 net) permits and anticipates obtaining 15 gross (13.7 net) additional permits in the near term. Highpine's expects to keep at least 2 drilling rigs actively drilling Nisku wells for the balance of this year and into 2007.

In Highpine's West Central Alberta Gas Fairway, a successful oil discovery (100% W.I.) was drilled in Joffre, which tested in excess of 400 B/d of 30° API oil. Several potential follow-up locations are possible. At Ante Creek, another natural gas well was successfully drilled in the quarter, and the operator has advised that as many as 4 more are planned through the balance of the year. Believing that Ante Creek could become a significant natural gas producing area, Highpine increased its interest in this property by purchasing an industry partner's interests for $4.4 million.

Exploration

With the addition of Kick's undeveloped land base, Highpine's total undeveloped land base has been increased to approximately 330,000 net acres which includes 165,000 net acres in the West Pembina Nisku Fairway, and 110,000 net acres in the West Central Alberta Gas Fairway. The 165 square mile, 3D Seismic survey shot in the first quarter at Pembina has been interpreted and is exhibiting several drillable features. Highpine is actively tying up additional lands as a result of the survey results, and is proceeding to procure drilling licences for the anomalies observed.

Through the balance of 2006, Highpine's exploration and development efforts are expected to be focused in the Pembina Nisku trend, Ante Creek, Joffre and Edson.

2006 Production

Although Nisku pool production curtailments were expected this year, and were forecasted in Highpine's past 2006 production guidance, the timing of the shut-ins were earlier than we expected and it took longer to re-start some of the pools, particularly the non-operated Nisku "II" pool. A portion of the lost production was offset by increases in production from Highpine's West Central Alberta Gas Fairway, which helped the Company's production remain flat in the second quarter from the first quarter. Highpine continues to anticipate that it will meet its exit rate target of exceeding 23,000 boe/d however, its 2006 production average is now expected to be in the range of 14,000 to 15,000 boe/d. Highpine expects that its production will increase through the remainder of the year as a result of optimization or re-starting of existing Nisku pools, some of the recently announced Nisku discoveries coming on stream, and the tie-in of various wells drilled in its West Central Alberta Gas Fairway.

HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
($000s, except per share and $/boe amounts)						
Financial						
Total revenue[1]	**62,765**	21,818	188	**127,181**	35,910	254
Cash flow from operations	**34,704**	9,857	252	**66,250**	16,797	294
Per share – diluted	**0.65**	0.31	110	**1.29**	0.62	108
Net earnings (loss)	**10,594**	(32)	--	**11,885**	736	1,515
Per share – diluted	**0.20**	(0.00)	--	**0.23**	0.03	667
Net debt[2]	**58,057**	68,523	(15)	**58,057**	68,523	(15)
Total assets	**920,941**	677,834	36	**920,941**	677,834	36
Corporate acquisitions[3]	**--**	257,314	(100)	**89,651**	257,314	(65)
Capital expenditures[4]	**46,590**	19,839	135	**93,359**	54,596	71
Total shares outstanding *(#)*	**52,796**	44,202	19	**52,796**	44,202	19
Weighted average shares outstanding *(#)*						
Basic	**52,788**	31,129	70	**50,306**	25,947	94
Diluted	**53,741**	32,293	66	**51,285**	26,983	90
Operating						
Average daily production						
Crude oil and NGLs *(bbls/d)*	**6,940**	2,617	165	**7,442**	2,219	235
Natural gas *(mcf/d)*	**25,562**	11,593	120	**23,135**	10,450	121
Total *(boe/d)*	**11,201**	4,549	146	**11,298**	3,960	185
Average selling prices[5]						
Crude oil and NGLs *($/bbl)*	**73.23**	62.09	18	**68.76**	58.81	17
Natural gas *($/mcf)*	**6.62**	7.91	(16)	**7.36**	7.66	(4)
Total *($/boe)*	**60.48**	55.59	9	**60.37**	52.99	14
Wells drilled – gross (net) *(#)*						
Oil	**1 (1.0)**	3 (2.3)	--	**4 (2.8)**	5 (3.0)	--
Gas	**2 (0.9)**	1 (0.1)	--	**22 (11.0)**	5 (1.8)	--
Abandoned / other	**3 (1.7)**	3 (2.1)	--	**9 (4.6)**	6 (3.8)	--
Total	**6 (3.6)**	7 (4.5)	--	**35 (18.4)**	16 (8.6)	--
Drilling success rate *(%)*	**67**	80	--	**78**	77	--
Operating netback *($/boe)*						
Oil and gas sales	**60.48**	55.59	9	**60.37**	52.99	14
Royalties	**(17.61)**	(14.11)	25	**(18.56)**	(13.47)	38
Operating costs	**(7.21)**	(7.89)	(9)	**(6.96)**	(6.50)	7
Transportation costs	**(0.78)**	(1.63)	(52)	**(0.64)**	(1.25)	(49)
Realized hedging gain (loss)	**1.81**	(2.89)	--	**1.13**	(2.90)	--
Operating netback	**36.69**	29.07	26	**35.34**	28.87	22

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Net debt includes working capital excluding unrealized financial instruments.
(3) Corporate acquisitions only include the amounts allocated to property, plant and equipment.
(4) Capital expenditures are presented net of proceeds of disposals.
(5) The average selling prices reported are before hedging activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated and based on information at August 9, 2006. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

This MD&A uses the terms "cash flow from operations" and "cash flow," which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent ("boe") basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Acquisition

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares ("Common Shares") of the Company with an ascribed value of $95.5 million (the "White Fire Acquisition"). Transaction costs of $0.5 million were also incurred by Highpine. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with $89.7 million allocated to property, plant and equipment and $36.0 million to goodwill. The property, plant and equipment allocation includes $25.8 million for unproved lands. A working capital deficiency of $13.8 million and bank debt of $4.5 million were assumed by Highpine. Asset retirement obligations of $1.1 million and future tax liabilities of $10.3 million were also recorded.

Oil and Gas Revenue

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
($000s)						
Crude oil and NGLs revenue	**46,251**	14,786	213	**92,619**	23,619	292
Natural gas revenue	**15,393**	8,227	87	**30,831**	14,367	115
	61,644	23,013	168	**123,450**	37,986	225
Realized hedging gain (loss)	**1,840**	(1,254)	100	**2,308**	(2,135)	--
Unrealized hedging gain (loss)	**(719)**	59	(100)	**1,423**	59	2,312
Total oil and gas revenue	**62,765**	21,818	188	**127,181**	35,910	254

Total oil and gas revenue for the three and six months ended June 30, 2006 increased significantly to $62.8 million and $127.2 million, respectively, over the comparable 2005 periods as a result of increased production, higher crude oil prices and natural gas hedging gains.

Production

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**6,940**	2,617	165	**7,442**	2,219	235
Natural gas *(mcf/d)*	**25,562**	11,593	120	**23,135**	10,450	121
Boe/d	**11,201**	4,549	146	**11,298**	3,960	185
Production Mix						
Crude oil and NGLs	**62%**	58%	--	**66%**	56%	--
Natural gas	**38%**	42%	--	**34%**	44%	--
	100%	100%	--	**100%**	100%	--

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
(boe/d)						
Daily Production by Area						
Pembina	**7,584**	2,427	212	**8,033**	1,941	314
West Central Alberta Gas Fairway	**2,753**	1,160	137	**2,345**	1,164	101
Bantry / Retlaw	**460**	547	(16)	**478**	533	(10)
Other	**404**	415	(3)	**442**	322	37
Total	**11,201**	4,549	146	**11,298**	3,960	185

Production for the second quarter of 2006 rose 146% to 11,201 boe/d from 4,549 boe/d in 2005. During the June 30, 2006 three-month period, production from Pembina decreased 900 boe/d from the year's first quarter as a result of volumes being temporarily shut-in due to reservoir operating pressures being below the required minimum in four Pembina Nisku pools. In the second quarter of 2006, water injection commenced in two of the pools in order to increase the reservoir pressure. Production from the two pools was restored in July 2006. Water injection schemes are being completed in the remaining two pools and the shut-in volumes are expected to be restored in the fourth quarter of 2006. Production decreases in Pembina were largely offset by an 820 boe/d increase in production from the West Central Alberta Gas Fairway, which was attributable to new discoveries in Windfall, Sakwatamau and Wilson Creek.

Production for the six months ended June 30, 2006 increased 185% to 11,298 boe/d from 3,960 boe/d recorded in the first half of 2005 as a result of bringing on production through Highpine's Violet Grove oil battery as well as volumes added from the Vaquero Energy Ltd. ("Vaquero") and White Fire acquisitions and the Company's drilling program.

Pricing

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**73.23**	62.09	18	**68.76**	58.81	17
Natural gas *($/mcf)*	**6.62**	7.91	(16)	**7.36**	7.66	(4)
Total combined *($/boe)*	**60.48**	55.59	9	**60.37**	52.99	14

Realized crude oil and NGL prices improved 18% to $73.23/bbl in the second quarter of 2006 from $62.09/bbl received for the same period a year ago due to WTI increases that were partially offset by increases in the $US/$CDN exchange rate. Realized natural gas prices dropped to $6.62/mcf in the 2006 three-month period from $7.91/mcf received during the second quarter of 2005. The 16% decline was a result of decreases in the average AECO prices.

Commodity Price Risk Management

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Average volumes hedged *(boe/d)*	**4,111**	1,100	274	**3,972**	900	341
% of production hedged	**37%**	24%	54	**35%**	23%	52
Realized hedging gain (loss) *($000s)*	**1,840**	(1,254)	--	**2,308**	(2,135)	--
Realized hedging gain (loss) *($/boe)*	**1.81**	(2.89)	--	**1.13**	(2.90)	--

The Company realized a natural gas hedging gain of $2.0 million and a crude oil hedging loss of $0.2 million for the three months ended June 30, 2006. For the second quarter ended June 30, 2005, the Company incurred an oil hedging loss of $1.3 million.

For the six months ended June 30, 2006, Highpine realized a $2.5 million natural gas hedging gain and a $0.2 million crude oil hedging loss. For the six months ended June 30, 2005, the Company realized a $2.1 million crude oil hedging loss.

The following contracts are outstanding for 2006:

Term	Contract	Volume	Fixed Price
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80/bbl
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70/GJ
Jun 06 to Mar 07	Gas Collar	5,000 GJs/d	CDN $5.40 to $12.00/GJ
Jul 06 to Mar 08	Gas Collar	5,000 GJs/d	CDN $6.00 to $11.10/GJ

As at June 30, 2006, the unrealized mark-to-market loss on outstanding contracts was $5.5 million.

Royalty Expense

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Total royalties, net of ARTC *($000s)*	**17,952**	5,841	207	**37,946**	9,657	293
As a % of oil and gas sales (before hedging)	**29%**	25%	16	**31%**	25%	24
$/boe	**17.61**	14.11	25	**18.56**	13.47	38

Royalties as a percentage of oil and gas sales before hedging averaged 29% for the second quarter of 2006 compared to 25% the prior year. Royalty rates as a percentage of oil and gas sales have been higher in 2006 due to gross overriding royalties on certain Pembina wells along with higher Crown royalty rates on wells in the Pembina area. Royalty rates as a percentage of oil and gas sales were lower in the second quarter of 2006 than in the year's first quarter due to certain high royalty Pembina wells being shut-in for a portion of the second quarter.

Operating Costs

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Operating costs *($000s)*	**7,348**	3,267	125	**14,243**	4,663	205
$/boe	**7.21**	7.89	(9)	**6.96**	6.50	7

Operating costs on a per boe basis declined 9% to $7.21/boe in the 2006 three-month period from $7.89/boe in the second quarter of 2005 when Highpine incurred facility start-up costs in the Pembina area as well as a one-time settlement payment to a facility owner relating to the acquisition of Rubicon Energy Corporation in March 2004. Operating costs on a per boe basis were higher in the second quarter of 2006 than the first quarter of the year as a result of lower production volumes in Pembina combined with fixed costs associated with operating the Violet Grove oil battery.

For the six months ended June 30, 2006, operating costs on a per boe basis increased 7% to $6.96/boe from $6.50/boe in the first half of 2005. The increase in operating costs reflects increased sour oil production from Pembina, which requires additional processing, combined with rising service costs.

Transportation Costs

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Transportation costs *($000s)*	**794**	677	17	**1,312**	897	46
$/boe	**0.78**	1.63	(52)	**0.64**	1.25	(49)

During the three months ended June 30, 2006, transportation costs dropped 52% to $0.78/boe from $1.63/boe recorded in the 2005 period when Highpine incurred a $0.4 million sulphur trucking charge related to 2004 production.

Operating Netbacks

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
($/boe)						
Sales price before hedging	**60.48**	55.59	9	**60.37**	52.99	14
Royalties	**(17.61)**	(14.11)	25	**(18.56)**	(13.47)	38
Operating costs	**(7.21)**	(7.89)	(9)	**(6.96)**	(6.50)	7
Transportation costs	**(0.78)**	(1.63)	(52)	**(0.64)**	(1.25)	(49)
Netback before hedges	**34.88**	31.96	9	**34.21**	31.77	8
Realized hedging gain (loss)	**1.81**	(2.89)	--	**1.13**	(2.90)	--
Operating netbacks	**36.69**	29.07	26	**35.34**	28.87	22

Operating netbacks before realized hedging gains or losses were $34.88/boe for the second quarter of 2006 compared to $31.96/boe in the comparable period of 2005. The 9% increase was due to higher realized crude oil prices as well as lower operating and transportation costs.

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Gross expenses *($000s)*	**2,899**	1,612	80	**5,490**	2,602	111
Capitalized *($000s)*	**(702)**	(105)	569	**(1,298)**	(249)	421
Net expenses *($000s)*	**2,197**	1,507	46	**4,192**	2,353	78
$/boe	**2.16**	3.64	(41)	**2.05**	3.28	(38)
% capitalized	**24%**	7%	243	**24%**	10%	140

Net expenses rose 46% to $2.2 million in the second quarter of 2006 from $1.5 million in 2005 as a result of staff increases necessary to manage the growth of the Company. At June 30, 2006, Highpine had 53 Calgary based office employees compared to 27 at June 30, 2005. On a per boe basis, general and administrative expenses dropped 41% to $2.16/boe in the second quarter of 2006 from $3.64/boe recorded in the 2005 three-month period due to increased production volumes. General and administrative expenses on a per boe basis were higher in the second quarter of 2006 than the year's first quarter as a result of lower production.

Stock-Based Compensation

Stock-based compensation expense totaled $1.4 million in the second quarter of 2006 compared to $0.5 million the prior year. The increase was primarily the result of stock options that were granted to former Vaquero and White Fire employees that have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the second quarter of 2006 were $0.7 million versus $0.5 million recorded a year ago. The 40% increase was due to higher average debt levels and an increase in the prime interest rate.

Depletion, Depreciation and Accretion

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Depletion, depreciation and accretion *($000s)*	**29,755**	8,620	245	**58,915**	14,053	319
$/boe	**29.20**	20.82	40	**28.81**	19.61	47

Depletion, depreciation and accretion totaled $29.8 million or $29.20/boe for the second quarter of 2006 compared to $8.6 million or $20.82/boe the prior year, a 40% increase on a per boe basis. The increase was attributable to the acquisition costs of Vaquero and White Fire.

Income Taxes

A cash tax recovery of $0.3 million was realized in the second quarter of 2006 as a result of the elimination of the Federal Large Corporation Tax. A future tax reduction of $7.7 million was realized in the second quarter. The future tax reduction was attributable to a decrease in the Canadian federal and Alberta tax rates, which resulted in a non-recurring $9.1 million tax reduction. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	% Change	**2006**	2005	% Change
Cash flow from operations *($000s)*	**34,704**	9,857	252	**66,250**	16,797	294
Per diluted share *($)*	**0.65**	0.31	110	**1.29**	0.62	108
Net earnings (loss) *($000s)*	**10,594**	(32)	--	**11,885**	736	1,515
Per diluted share *($)*	**0.20**	(0.00)	--	**0.23**	0.03	667

For the three months ended June 30, 2006, cash flow from operations increased 252% to $34.7 million from $9.9 million the prior year due to stronger crude oil prices and significantly higher production volumes. On a per diluted share basis, cash flow increased 110% to $0.65 from $0.31 in the second quarter of 2005 as a result of a 146% increase in production volumes coupled with higher operating netbacks. For the six months ended June 30, 2006, cash flow increased 294% to $66.2 million from $16.8 million in the 2005 six-month period. Cash flow per diluted share rose 108% to $1.29 in the first half of 2006 from $0.62 in 2005.

Net earnings rose significantly to $10.6 million or $0.20 per diluted share in the second quarter of 2006 from a net loss of $32,000 or ($0.00) per diluted share a year ago due to a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions. During the first six months of 2006, net earnings totaled $11.9 million, an improvement of $11.1 million over the prior year as a result of the $9.1 million non-recurring future tax reduction realized in the second quarter of 2006 combined with higher production volumes and stronger crude oil prices. Earnings were negatively impacted by depletion, depreciation and accretion expense, which increased 47%/boe. Earnings per diluted share increased 667% to $0.23 in the 2006 six-month period from $0.03 a year ago.

Liquidity and Capital Resources

At June 30, 2006, the Company had a revolving term credit facility of $130.0 million and a demand operating credit facility of $20.0 million with $61.0 million drawn against these facilities, thereby providing excess credit capacity of $89.0 million. At June 30, 2006, the Company had a working capital surplus of $2.9 million and net debt of $58.1 million. The ratio of June 30, 2006 net debt to annualized year-to-date 2006 cash flow was 0.44 times. Net debt decreased significantly from December 31, 2005 to June 30, 2006 as a result of net proceeds of $96.3 million from the February 22, 2006 issuance of 4.3 million Common Shares at a price of $23.40 per share reducing outstanding bank debt.

As at	**June 30, 2006**	December 31, 2005
($000s)		
Capitalization		
Bank debt	**60,951**	104,707
Working capital deficiency (surplus)	**(2,894)**	4,892
Net debt	**58,057**	109,599
Shares outstanding *(#)*	**52,796**	44,250
Market price at end of period *($)*	**18.60**	20.70
Market capitalization	**982,006**	915,975
Total capitalization	**1,040,063**	1,025,574
Net debt as a % of total capitalization	**6%**	11%
Annualized cash flow	**132,500**	74,550
Net debt to cash flow ratio	**0.44**	1.47

At August 9, 2006, the Company's lenders had agreed in principle to increase the Company's credit facilities to $225 million. The Company expects to execute the amended Credit Facility Agreement by the end of August 2006.

Highpine's remaining 2006 capital budget will be funded from the Company's credit facilities and cash flow from operations.

At August 9, 2006, the Company's bank debt was approximately $110 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, totaled $93.4 million for the six months ended June 30, 2006 compared to $54.6 million in 2005. Highpine drilled 35 gross (18.4 net) wells during the first half of 2006. The Company continued to increase its undeveloped land base by acquiring properties at Pembina and in the West Central Alberta Gas Fairway at Crown land sales. Highpine incurred $5.8 million of seismic expenditures in 2006 primarily in the Pembina region. During the second quarter, the Company completed property acquisitions primarily in the Pembina area at a cost of $14.5 million.

	Six Months Ended June 30,		
	2006	2005	% Change
($000s)			
Land	**14,090**	13,139	7
Seismic	**5,785**	3,502	65
Drilling and completions	**37,591**	17,070	120
Facilities and equipment	**19,761**	20,557	(4)
Property acquisitions and disposition (net)	**14,687**	--	100
Capitalized general and administrative	**1,298**	249	421
Office and other	**147**	79	86
Total	**93,359**	54,596	71

Shareholders' Equity

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire. The Common Shares had an ascribed value of $95.5 million.

On February 22, 2006, Highpine issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at August 9, 2006, the Company had 67.6 million Common Shares outstanding and had granted options to employees to acquire a further 4.7 million Common Shares.

Subsequent Event

On June 1, 2006, Highpine announced that it had entered into an agreement with Kick Energy Corporation ("Kick") whereby Highpine would acquire all the issued and outstanding shares of Kick pursuant to a Plan of Arrangement. On August 1, 2006, upon closing the Plan of Arrangement, shareholders of Kick received 0.32 of a Common Share of the Company for each common share of Kick held resulting in Highpine issuing approximately 14.8 million Common Shares to the former Kick shareholders. On August 1, 2006, Highpine assumed $26 million outstanding on Kick's credit facility, which was repaid using Highpine's credit facilities.

The acquisition of Kick will increase the Company's production of crude oil, natural gas and NGLs, which is expected to result in increased earnings and cash flows.

Future Accounting Change

Financial Instruments

The CICA has issued a new accounting standard, CICA Accounting Standard Handbook section 3855, "Financial Instruments Recognition and Measurement." This standard prescribes how and at what amount financial assets, financial liabilities and non-financial derivatives are to be recognized on the balance sheet. The standard prescribes fair value in some cases, while cost-based measures are prescribed in other cases. It also specifies how financial instrument gains and losses are to be presented. The new standard is effective for fiscal years beginning on or after October 1, 2007. The Company has not assessed the impact of this standard on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 2 to the December 31, 2005 consolidated financial statements. A summary of Highpine's critical accounting estimates can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2005.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses;
- Finding and producing reserves economically;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Special Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements subject to substantial known and unknown risks and uncertainties, most of which are beyond Highpine's control. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements.

Such factors include, but are not limited to: the impact of general economic conditions in Canada and the United States, industry conditions including changes in laws and regulations including adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, the results of exploration and development drilling and related activities, imprecision in reserve estimates, the production

and growth potential of the Company's various assets, fluctuations in foreign exchange or interest rates, stock market volatility, risks associated with hedging activities, and obtaining required approvals from regulatory authorities. These risks should not be construed as exhaustive. Accordingly, there is no assurance that the expectations conveyed by the forward-looking statements will prove to be correct. All subsequent forward-looking statements, whether written or orally attributable to the Company or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable securities laws.

Summary of Quarterly Results

	2006		2005				2004	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
($000s, except per share amounts)								
Financial								
Total revenue[1]	**62,765**	64,416	54,229	51,495	21,817	14,092	11,941	11,676
Net earnings (loss)	**10,594**	1,291	4,855	6,683	(32)	768	1,046	507
Per share – basic	**0.20**	0.03	0.11	0.15	(0.00)	0.04	0.05	0.03
Per share – diluted	**0.20**	0.03	0.11	0.15	(0.00)	0.04	0.05	0.03
Cash flow from operations	**34,704**	31,546	27,957	29,796	9,856	6,940	6,254	5,229
Per share – basic	**0.66**	0.66	0.63	0.67	0.31	0.34	0.31	0.31
Per share – diluted	**0.65**	0.65	0.62	0.65	0.31	0.32	0.31	0.31
Corporate acquisitions	**--**	89,651	--	--	257,314	--	--	--
Capital expenditures[2]	**46,590**	46,769	50,861	48,149	19,839	34,757	23,619	12,305
Total assets	**920,941**	910,157	753,690	715,360	677,834	198,599	163,388	138,941
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**6,940**	7,950	5,881	5,562	2,617	1,816	1,897	1,812
Gas *(mcf/d)*	**25,562**	20,681	16,006	18,277	11,593	9,293	6,784	7,091
Total *(boe/d)*	**11,201**	11,397	8,549	8,608	4,549	3,365	3,027	2,994

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Highpine's revenue deceased in the second quarter of 2006 from the year's first quarter as a result of lower production partially offset by higher realized prices. The Company's revenue had increased over the previous seven quarters primarily as a result of production from the properties acquired on the acquisitions of Vaquero in May 2005 and White Fire in February 2006 as well as the Company's drilling programs.

CONSOLIDATED BALANCE SHEETS

As at	**June 30, 2006**	December 31, 2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**46,058**	40,716
Prepaid expenses and deposits	**1,581**	1,795
Financial instruments *(note 7)*	**2,186**	763
	49,825	43,274
Property, plant and equipment *(note 3)*	**618,085**	493,330
Long-term investment, at cost	**1,150**	1,000
Deferred charges	**--**	251
Goodwill *(note 2)*	**251,881**	215,835
	920,941	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**44,745**	47,403
Bank indebtedness *(note 5)*	**60,951**	104,707
	105,696	152,110
Future income taxes	**86,980**	84,167
Asset retirement obligations *(note 4)*	**7,657**	5,898
Deferred lease inducements	**450**	492
Shareholders' equity		
Share capital *(note 6)*	**673,982**	479,496
Contributed surplus *(note 6)*	**6,391**	3,627
Retained earnings	**39,785**	27,900
	720,158	511,023
Subsequent event *(note 9)*		
	920,941	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and gas revenues	**61,644**	23,013	**123,450**	37,986
Royalties, net of ARTC	**(17,952)**	(5,841)	**(37,946)**	(9,657)
Financial instruments				
Realized gains (losses)	**1,840**	(1,254)	**2,308**	(2,135)
Unrealized gains (losses)	**(719)**	59	**1,423**	59
	44,813	15,977	**89,235**	26,253
Interest and other income	**19**	5	**37**	5
	44,832	15,982	**89,272**	26,258
Expenses				
Operating costs	**7,348**	3,267	**14,243**	4,663
Transportation costs	**794**	677	**1,312**	897
General and administrative	**2,197**	1,507	**4,192**	2,353
Depletion, depreciation and accretion	**29,755**	8,620	**58,915**	14,053
Interest and finance costs	**748**	534	**1,891**	1,358
Stock-based compensation *(note 6)*	**1,435**	494	**2,955**	772
	42,277	15,099	**83,508**	24,096
Earnings before taxes	**2,555**	883	**5,764**	2,162
Taxes (reduction)				
Current	**(307)**	81	**(127)**	131
Future *(note 8)*	**(7,732)**	834	**(5,994)**	1,295
	(8,039)	915	**(6,121)**	1,426
Net earnings (loss)	**10,594**	(32)	**11,885**	736
Retained earnings, beginning of period	**29,191**	16,394	**27,900**	23,992
Stock dividend and adjustment	**--**	--	**--**	(8,366)
Retained earnings, end of period	**39,785**	16,362	**39,785**	16,362
Net earnings per share *(note 6)*				
Basic	**0.20**	(0.00)	**0.24**	0.03
Diluted	**0.20**	(0.00)	**0.23**	0.03

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings (loss)	**10,594**	(32)	**11,885**	736
Items not involving cash:				
Depletion, depreciation and accretion	**29,755**	8,620	**58,915**	14,053
Future income taxes (reduction)	**(7,732)**	834	**(5,994)**	1,295
Stock-based compensation	**1,435**	494	**2,955**	772
Unrealized losses (gains) on financial instruments	**719**	(59)	**(1,423)**	(59)
Abandonment expenditures	**(46)**	--	**(46)**	--
Amortization of deferred lease inducements	**(21)**	--	**(42)**	--
Funds from operations	**34,704**	9,857	**66,250**	16,797
Change in non-cash operating working capital	**10,569**	(8,709)	**(5,552)**	(14,566)
	45,273	1,148	**60,698**	2,231
Financing Activities				
Common shares issued for cash, net of share issue costs	**(7)**	67,191	**96,274**	67,192
Proceeds on exercise of stock options	**85**	--	**1,083**	--
(Decrease) increase in bank indebtedness	**26,595**	(35,148)	**(48,226)**	(6,003)
Deferred charges	**--**	658	**--**	--
	26,673	32,701	**49,131**	61,189
Investing Activities				
Property, plant and equipment additions	**(46,590)**	(19,839)	**(93,359)**	(54,596)
Purchase of investments	**--**	--	**(150)**	--
Net cash paid on business combination *(note 2)*	**--**	(430)	**(527)**	(430)
Deferred charges	**--**	--	**251**	--
Change in non-cash investing working capital	**(25,356)**	(13,580)	**(16,044)**	(8,394)
	(71,946)	(33,849)	**(109,829)**	(63,420)
Change in cash and cash equivalents	**--**	--	**--**	--
Cash and cash equivalents, beginning of period	**--**	--	**--**	--
Cash and cash equivalents, end of period	**--**	--	**--**	--
Cash interest paid	**827**	557	**1,575**	674
Cash taxes paid	**88**	90	**368**	296

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2006 and 2005

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the most recent audited annual consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

2. Acquisition of White Fire Energy Ltd.

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares with an ascribed value of $95.5 million. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $25,800)	89,651
Goodwill	36,046
Working capital (deficiency)	(13,810)
Bank indebtedness	(4,470)
Asset retirement obligations	(1,145)
Future income taxes	(10,265)
	96,007
Consideration	
Acquisition costs	527
Class A common shares issued	95,480
	96,007

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

3. Property, Plant and Equipment

At June 30, 2006, approximately $140.0 million (December 31, 2005 – $112.4 million) of unproved property costs were excluded from the depletion calculation. Future development costs of $11.0 million (December 31, 2005 – $13.3 million) were included in the depletion calculation. During the six months ended June 30, 2006, general and administrative expenses of $1.3 million (June 30, 2005 – $0.3 million) were capitalized.

4. Asset Retirement Obligations

At June 30, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $12.5 million. Expenditures to settle asset retirement obligations will be incurred between 2006 and 2026. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0% per annum and have been inflated using an inflation rate of 2.0% per annum.

Changes to asset retirement obligations were as follows:

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
($000s)		
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**1,145**	1,903
Liabilities incurred	**392**	1,694
Liabilities settled	**(46)**	--
Accretion expense	**268**	327
Asset retirement obligations, end of period	**7,657**	5,898

5. Bank Indebtedness

At June 30, 2006, the Company had available a $130 million revolving term credit facility and a $20 million demand operating credit facility with Canadian financial institutions. The revolving term credit facility revolves until May 29, 2007 unless it is extended for a 364-day period. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on the Company's ratio of consolidated debt to net income before interest, taxes, depletion, depreciation, accretion and stock-based compensation expense. The demand operating facility bears interest at the lenders' prime rate. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share Capital

Six Months Ended June 30, 2006	Shares	Amount
(000s)	*(#)*	*($)*
Class A common shares		
Balance, beginning of period	44,250	479,496
Issued to acquire White Fire Energy Ltd. *(note 2)*	**4,089**	**95,480**
Issued for cash	**4,300**	**100,620**
Stock options exercised	**157**	**1,083**
Contributed surplus transferred on exercise of stock options	**--**	**191**
Share issue costs less tax effect of $1,458	**--**	**(2,888)**
Balance, end of period	**52,796**	**673,982**

6. **Share Capital (continued)**

Per Share Amounts

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(#000s)				
Weighted average number of common shares outstanding				
Basic	**52,788**	31,129	**50,306**	25,947
Dilutive effect of stock options	**953**	1,164	**979**	1,035
Diluted	**53,741**	32,293	**51,285**	26,982

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Six Months Ended June 30, 2006		Year Ended December 31, 2005	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(#000s)	*($)*	*(#000s)*	*($)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**1,287**	**21.62**	2,308	18.96
Exercised	**(157)**	**(7.22)**	(47)	(3.89)
Cancelled	**(66)**	**(12.02)**	(224)	(17.00)
Stock dividend adjustment	**--**	**--**	73	--
Balance, end of period	**4,716**	**15.62**	3,652	13.06
Exercisable, end of period	**1,020**	**8.36**	556	4.33

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2006 grants:

Expected volatility	30%
Risk-free rate of return	5.3%
Expected option life	4 years
Weighted average fair value per option	$7.68

The Company does not anticipate paying any dividends during the expected life of the options.

6. **Share Capital** (continued)

Contributed Surplus

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
($000s)		
Balance, beginning of period	**3,627**	511
Stock-based compensation expense, net of recovery	**2,955**	3,151
Transferred to share capital on exercise of stock options	**(191)**	(35)
Balance, end of period	**6,391**	3,627

7. **Commodity Price Risk Management**

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges; however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements have been entered into:

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at June 30, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	(3,026)
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	(607)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	(1,751)
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	(2,302)

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at June 30, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	2,729
Jun 06 to Mar 07	Collar	5,000	CDN $5.40 to $12.00	(116)
Jul 06 to Mar 08	Collar	5,000	CDN $6.00 to $11.10	(427)

The financial AECO natural gas contracts have not been designated as effective accounting hedges. Accordingly, the financial AECO natural gas contracts have been accounted for as an asset in the consolidated balance sheet based on their fair value.

8. Income Taxes

The provision for future income taxes for the three and six months ended June 30, 2006 was reduced by $9.1 million due to the substantively enacted reduction in Canadian federal and Alberta provincial corporate income tax rates.

9. Subsequent Event

On August 1, 2006, the Company closed the previously announced acquisition of Kick Energy Corporation ("Kick") by way of a Plan of Arrangement. Under the Plan of Arrangement, shareholders of Kick received 0.32 class A common shares of the Company for each common share of Kick held. The Company issued approximately 14.8 million class A common shares to shareholders of Kick.

10. Comparative Balances

Certain of the comparative balances have been reclassified to conform to the current period's presentation.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Highpine Oil & Gas Limited

Participation Fee for the Financial Year Ending: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Common Shares

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		44,249,715	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	20.90	
Market value of class or series	=	$924,819,000	
			$924,819,000 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): — N/A (B)
[Provide details of how determination was made.]

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = — $924,819,000

Total fee payable in accordance with Appendix A of the Rule — $35,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) — N/A

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable — N/A
(please include the calculation pursuant to section 2.9 of the Rule)

File No. 82-34869

HIGHPINE OIL & GAS LIMITED

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of class "A" common shares of Highpine Oil & Gas Limited (the "**Corporation**") held on May 10, 2006 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at six members.	Passed
2.	Ordinary resolution to approve the election of the six nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated March 24, 2006.	Passed
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Passed